

ANNUAL REPORT

2025

TiptreeInc.

To Our Fellow Shareholders:

Toward the end of 2025, we agreed to sell our interests in The Fortegra Group, a specialty insurance business, and Reliance First Capital, a residential mortgage origination and servicing business. The sale of these businesses will result in pro-forma book value of approximately $923 million[1], or ~$24.40 per share when settled. It is certainly not the first time we have held a substantial amount of cash, and it may not be the last, but it does allow for a very transparent review of our track record.

In June 2007, we closed on our initial capital raise of $139 million priced at an equivalent of $5.36 per share. Since then, we have bought and sold more than 21 businesses and made numerous other investments. Our realized investment income has allowed us to return more than $180 million to investors in a combination of dividends and share buy-backs. And, as stated above, we expect to have cash on hand of approximately $24.40 per share as of year-end. That equates to an average annual compounded return since inception of 11.1%[2], outperforming the Russell 2000 and S&P 500 which produced returns of 7.6% and 10.7% respectively, over the same period. More importantly, we see a clear path ahead to continue building upon our successful history.

_____

Since founding Tiptree in 2007, management's objective has remained unchanged: to allocate our shareholders' capital toward high-conviction investment opportunities for which we see significant, compounding, long-term value creation. Patience and discipline have been the hallmarks of our management style, and over the past 18 years we have made investments in a broad range of businesses and assets, with a particular focus on:

- financial services, including insurance, asset management and specialty finance;
- "hard" assets across the real estate and commercial transportation sectors; and,
- tradable securities, both equity and credit, particularly the more complicated, distressed and special situations that may create challenges for others.

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[1] Tiptree's pro-forma book value as of December 31, 2025 was estimated to be $923 million, net of estimated taxes and transaction expenses for the closing of both transactions and reflecting Tiptree's fully diluted ownership of Fortegra of 69.1%.

[2] Calculated using the initial book value per share of $5.36 at Tiptree's founding in 2007, pro-forma book value per share of $24.40 as of December 31, 2025 and cumulative dividends of $3.77 per share paid from 2007 through December 31, 2025.

As we look forward, investors can expect that our "strike zone" will remain the same, and have confidence that we will continue to follow our founding principles:

1. We manage shareholders' capital as if it is our own, because it is: as of year-end, directors, officers, employees and related family trusts owned more than 34% of our shares.
2. When allocating capital, we prioritize stable, predictable cashflows generated by scalable business models with experienced management teams.
3. We seek to maintain a prudent capital structure and use debt strategically and sparingly.
4. In addition to making new acquisitions or subsequent investments in our existing businesses, we also consider opportunistic share repurchases and dividends when making our capital allocation decisions.
5. While we are always long-term focused, the businesses we own today may not be the businesses we own tomorrow. We will retain a well-performing business indefinitely, but will consider selling a business when we believe superior shareholder value creation (or capital preservation) would be achieved.

_____

2025 was a year in which we took steps to crystallize the substantial gains created over the past decade in our insurance and mortgage businesses. In the latter half of 2025, we also significantly reduced our corporate expenses. When the dust settles in 2026, we will have a simple balance sheet and a right sized management team to provide us a clean slate in mapping our future. Our objective of long-term shareholder value creation and our core investment principles will remain unchanged as we seek to continue Tiptree's history of success. As we look forward, we could not be more excited about Tiptree's future.

In closing this annual letter, I would like to note that after more than a decade with Tiptree, Jonathan Ilany decided to step down at year-end from his position as CEO, but will continue on as a non-executive Vice Chairman of the board. Jonathan's contribution to Tiptree's success has been profound; he has left his unique imprint on Tiptree's corporate culture, and I will be proud to carry his legacy into the future.

With best regards,

Michael Barnes
Chairman and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☒　　　　**Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2025

OR

☐　　　　**Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from　　　to

Commission File Number: 001-33549

Tiptree Inc.

(Exact name of Registrant as specified in its charter)

Maryland	**38-3754322**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
660 Steamboat Road, 2nd Floor, Greenwich, Connecticut	**06830**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (212) 446-1400

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.001 per share	TIPT	The Nasdaq Stock Market

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.　Yes ☐　No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.　Yes ☐　No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.　Yes ☒　No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).　Yes ☒　No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated filer	☐	Accelerated filer	☒
Non-Accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 762(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.)　Yes ☐　No ☒

As of June 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the registrant's voting and non-voting common equity held by non-affiliates of the registrant was approximately $582,027,121, based upon the closing sales price of $23.58 per share as reported on the Nasdaq Capital Market. For purposes of this calculation, all of the registrant's directors and executive officers were deemed to be affiliates of the registrant.

As of March 1, 2026, there were 37,877,057 shares, par value $0.001, of the registrant's common stock outstanding.

Documents Incorporated by Reference

Certain information in the registrant's definitive proxy statement to be filed with the Securities and Exchange Commission relating to the registrant's 2026 Annual Meeting of Stockholders is incorporated by reference into Part III.

Tiptree Inc.
Annual Report on Form 10-K
December 31, 2025

Table of Contents

ITEM	Page Number
PART I	**4**
Item 1. Business	8
Item 1A. Risk Factors	10
Item 1B. Unresolved Staff Comments	41
Item 1C. Cybersecurity	41
Item 2. Properties	42
Item 3. Legal Proceedings	42
Item 4. Mine Safety Disclosures	43
PART II	**44**
Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	44
Item 6. Reserved	44
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations	44
Item 7A. Quantitative and Qualitative Disclosures About Market Risk	52
Item 8. Financial Statements and Supplementary Data	F-1
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2025 and 2024	F-5
Consolidated Statements of Operations for the years ended December 31, 2025, 2024 and 2023	F-6
Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2025, 2024 and 2023	F-7
Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2025, 2024 and 2023	F-8
Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024 and 2023	F-9
Notes to Consolidated Financial Statements	F-10
Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	34
Item 9A. Controls and Procedures	34
Item 9B. Other Information	35
Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	35
PART III	**36**
Item 10. Directors, Executive Officers and Corporate Governance	36
Item 11. Executive Compensation	36
Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	36
Item 13. Certain Relationships and Related Transactions, and Director Independence	36
Item 14. Principal Accountant Fees and Services	36
PART IV	**37**
Item 15. Exhibits, Financial Statement Schedules	37
Item 16. Form 10-K Summary	39
Signatures	40

PART I

Forward-Looking Statements

Except for the historical information included and incorporated by reference in this Annual Report on Form 10-K, the information included and incorporated by reference herein are "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements provide our current expectations or forecasts of future events and are not statements of historical fact. These forward-looking statements include information about possible or assumed future events, including, among other things, the anticipated closing of the Sale and the Reliance Purchase Agreement, discussion and analysis of our future financial condition, results of operations and our strategic plans and objectives. When we use words such as "anticipate," "believe," "estimate," "expect," "intend," "seek," "may," "might," "plan," "project," "should," "target," "will," or similar expressions, we intend to identify forward-looking statements.

Forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, many of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, those described in the section entitled "Risk Factors" and elsewhere in this Annual Report on Form 10-K and in our other public filings with the SEC.

The factors described herein are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could affect our forward-looking statements. Consequently, our actual performance could be materially different from the results described or anticipated by our forward-looking statements. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Except as required by the applicable law, we undertake no obligation to update any forward-looking statements.

Market and Industry Data

This Annual Report on Form 10-K includes certain market and industry data and statistics, which are based on publicly available information, industry publications and surveys, reports by market research firms and our own estimates based on our management's knowledge of, and experience in, the insurance industry and market segments in which we compete. Third-party industry publications and forecasts generally state that the information contained therein has been obtained from sources generally believed to be reliable. In addition, certain information contained in this Form 10-K, including information relating to the proportion of new opportunities we pursue, represents management estimates. While we believe our internal estimates to be reasonable, they have not been verified by any independent sources. Such data involve risks and uncertainties and are subject to change based on various factors, including those discussed under the captions "Risk Factors," "Cautionary Note Regarding Forward-Looking Statements and Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Summary Risk Factors

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects. These risks are discussed more fully in Item 1A. Risk Factors herein. These risks include, but are not limited to, the following:

- Tiptree will incur significant transaction costs in connection with the Sale.
- Tiptree will have broad discretion in the use of the proceeds from the Sale and may use proceeds in ways that stockholders may not approve.
- Any Leakage will decrease the proceeds that Tiptree will receive in the Sale, and if there is additional leakage, Tiptree may not receive its pro rata portion of the leakage reserve holdback amount.
- Tiptree does not expect to distribute cash to its stockholders in connection with the Sale, and any return to its stockholders is expected to come, if at all, only from potential increases in the price of Tiptree common stock.
- If the proposed Sale is not completed, we may explore other potential transactions, but alternatives may be less favorable to us.
- The failure to complete the Sale may impact our business, financial condition and results of operations.
- Even if the Sale is completed, we cannot provide any assurances that we will realize the financial benefits we currently anticipate from the Sale.
- After completion of the Sale, Tiptree's future results of operations will be dependent solely on the Retained Business, Tiptree will have substantially fewer assets, Tiptree may be more susceptible to adverse events, and Tiptree may not be able to use the proceeds from the Sale as intended.
- After completion of the Sale, the continuing costs and burdens associated with being a public company will constitute a much larger percentage of Tiptree's revenues.
- Maintenance of our Investment Company Act of 1940 exemption imposes limits on our operations.
- Because we are a holding company, our ability to meet our obligations and pay dividends to stockholders will depend on distributions from our subsidiaries that may be subject to restrictions and income from assets.
- Some provisions of our charter may delay, deter or prevent takeovers and business combinations that stockholders consider in their best interests.
- Maryland takeover statutes may prevent a change of our control, which could depress our stock price.
- A portion of our assets are illiquid or have limited liquidity, which may limit our ability to sell those assets at favorable prices or at all and creates uncertainty in connection with valuing such assets.
- We operate in highly competitive markets for business opportunities and personnel, which could impede our growth and negatively impact our results of operations.
- The amount of statutory capital and reserve requirements applicable to our insurance subsidiaries can increase due to factors outside of our control.
- Our insurance subsidiaries' actual claims losses may exceed their reserves for claims, which may require them to establish additional reserves.
- Performance of our insurance subsidiaries' investment portfolio is subject to a variety of investment risks.
- Our insurance subsidiaries could be forced to sell investments to meet their liquidity requirements.
- We may need to raise additional capital in the future or may need to refinance existing indebtedness, but there is no assurance that such capital will be available on a timely basis, on acceptable terms or at all.
- Cybersecurity attacks or information system failures could disrupt our businesses, including our insurance businesses.
- Third-party vendors our insurance subsidiaries rely upon to provide certain business and administrative services on their behalf may not perform as anticipated. These include independent financial institutions, lenders, distribution partners, agents, brokers and retailers for distribution of its products and services, and the loss of these distribution sources, or their failure to sell our insurance business's products and services could be adverse.
- A downgrade in our insurance subsidiaries' claims paying ability or financial strength ratings could increase policy surrenders and withdrawals, adversely affecting relationships with distributors and reducing new policy sales.
- If market conditions cause reinsurance to be more costly or unavailable, our insurance subsidiaries may be required to bear increased risks or reduce the level of their underwriting commitments.
- Our insurance subsidiaries may incur losses if reinsurers are unwilling or unable to meet their obligations under reinsurance contracts.
- New lines of business, new products and services or new geographic markets may subject our insurance subsidiaries to additional risks.
- The effects of emerging claim and coverage issues on our insurance subsidiaries' business are uncertain.
- Our insurance subsidiaries' international operations expose them to investment, political and economic risks, including foreign currency and credit risk.
- Our insurance subsidiaries' continued growth depends partly on the continued growth of their business's customer base.
- Our results of operations have in the past varied quarterly and may not be indicative of our long-term prospects.
- Adverse economic factors, including recession, inflation, periods of high unemployment or lower economic activity, could result in the sale of fewer policies than expected or an increase in the frequency of claims and premium defaults, and even the falsification of claims, or a combination of these effects, which, in turn, could affect our insurance subsidiaries' growth and profitability.

- Our business's risk management policies and procedures may prove to be ineffective and leave them exposed to unidentified or unanticipated risk.
- Our insurance subsidiaries may not be able to generate sufficient cash to service all of their indebtedness and may be forced to take other actions to satisfy their obligations under their indebtedness, which may not be successful.
- Restrictive covenants in the agreements governing our insurance subsidiaries' indebtedness may restrict their ability to pursue their business strategies.
- Retentions in various lines of business and catastrophic events expose our insurance subsidiaries to potential losses.
- Due to the structure of some of our insurance business's commissions, it is exposed to risks related to the creditworthiness of some of its independent agents and program partners.
- Our insurance subsidiaries may act based on inaccurate or incomplete information regarding the accounts they underwrite.
- The insurance industry is cyclical in nature, competition is intense, and our insurance business may lose clients or business as a result of consolidation within the financial services industry or otherwise.
- Any failure to establish, maintain, protect or enforce our insurance subsidiaries' intellectual property rights could impair their intellectual property, technology platform and brand. In addition, they may be sued for alleged infringement, misappropriation or other violation of their proprietary rights.
- Our businesses employ third-party licensed software, and the inability to maintain these licenses, errors in the software they license or the terms of open source licenses could result in increased costs or reduced service levels, which would adversely affect their business.
- Changes in prevailing interest rates or U.S. monetary policies that affect interest rates may have a detrimental effect on our mortgage business and value of the MSRs.
- We may be limited in the future in utilizing net operating losses incurred during prior periods to offset taxable income.
- We may leverage certain assets of ours and a decline in the fair value of those assets may adversely affect our financial condition and results of operations.
- Our risk mitigation or hedging strategies could result in us experiencing significant losses.
- The values we record for certain investments and liabilities are based on estimates of fair value made by our management, which may cause our operating results to fluctuate and may not be indicative of the value we can realize on a sale.
- The accounting rules applicable to certain transactions of ours are highly complex and require the application of significant judgment and assumptions by our management. In addition, changes in accounting interpretations or assumptions could impact our financial statements.
- Increasing regulatory focus on privacy issues and expanding laws could affect our various subsidiaries' business models and expose them to increased liability.
- Our insurance subsidiaries could be adversely affected if their controls to ensure compliance with guidelines, policies and legal and regulatory standards are not effective.
- Our businesses are subject to risks related to litigation and regulatory actions, including increased compliance costs.
- Our international activities increase the compliance risks associated with economic and trade sanctions imposed by the United States, the EU and other jurisdictions.

Note to Reader

In reading this Annual Report on Form 10-K, references to:

"1940 Act" means the Investment Company Act of 1940, as amended.

"2017 Notes" means our insurance subsidiaries' 8.50% Fixed Rate Resetting Junior Subordinated Notes due in October 2057.

"2024 Notes" means our insurance subsidiaries' 9.25% Fixed Rate Resetting Junior Subordinated Notes due in November 2064.

"A.M. Best" means A.M. Best Company, Inc.

"CFPB" means the Consumer Financial Protection Bureau.

"Code" means the Internal Revenue Code of 1986, as amended.

"Common Stock" or "Common Shares" means Tiptree's common stock $0.001 par value per share.

"Dodd-Frank Act" means the Dodd-Frank Wall Street Reform and Consumer Protection Act.

"E&S" means excess and surplus.

"EBITDA" means earnings before interest, taxes, depreciation and amortization.

"EU" means European Union.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Fannie Mae" means Federal National Mortgage Association.

"Fortegra" or "The Fortegra Group" means The Fortegra Group, LLC and its subsidiaries prior to June 21, 2022 and The Fortegra Group, Inc. on or after June 21, 2022.

"Fortegra Additional Warrants" means the additional warrants issued to Warburg and Tiptree Holdings to acquire Fortegra Common Stock.

"Fortegra Additional Warrants (Warburg)" means the Fortegra Additional Warrants issued to Warburg.

"Fortegra Common Stock" means the common stock of Fortegra.

"Fortegra Credit Agreement" means the Second Amended and Restated Credit Agreement dated as of October 21, 2022 by and among The Fortegra Group, Inc., Fortegra Financial and Lots Intermediate Co., as borrowers, Fifth Third Bank, N.A., as administrative agent and issuing lender.

"Fortegra Financial" means Fortegra Financial Corporation.

"Fortegra Plan" means the 2022 Equity Incentive Plan of Fortegra.

"Fortegra Preferred Stock" means the 5,333,333 shares of Series A Preferred Stock of Fortegra issued to Warburg.

"Fortegra Warrants" means the warrants to purchase shares of Fortegra Common Stock.

"Freddie Mac" means Federal Home Loan Mortgage Corporation.

"GAAP" means U.S. generally accepted accounting principles.

"Ginnie Mae" means Government National Mortgage Association.

"GSE" means government-sponsored enterprise.

"Invesque" means Invesque Inc.

"KBRA" means Kroll Bond Rating Agency, LLC.

"Leakage" means those items that reduce the purchase price pursuant to the Sale Agreement for certain categories of payments made by Fortegra after June 30, 2025 and at or prior to the closing of the Sale, including payments for, among other categories, specified transaction expenses, certain dividends or distributions to related parties, payments to related parties for equity or securities redemptions, returns of capital, and other specified categories of payments or liabilities.

"MGAs" means managing general agents.

"NAIC" means the National Association of Insurance Commissioners.

"NCI" means non-controlling interests.

"Notes" means the 2017 Notes and the 2024 Notes.

"Reliance" means Reliance First Capital, LLC.

"Reliance Holdings" means Reliance Holdings LLC

"Reliance Buyer" means Carrington Mortgage Services, LLC.

"Reliance Purchase Agreement" means the Purchase Agreement entered into on October 31, 2025 by and among Carrington Holding Company, LLC ("Former Buyer"), Tiptree, Reliance and Reliance Holdings, as amended by Amendment No. 1 to Reliance Purchase Agreement, dated as of December 5, 2025 replacing Former Buyer with Reliance Buyer.

"Reliance Sale" means the transaction contemplated by the Reliance Purchase Agreement.

"Reliance Sellers" mean Tiptree and Reliance Holdings.

"Sale" means the series of transactions pursuant to the Sale Agreement whereby Purchaser will acquire Fortegra for a purchase price of $1.65 billion in cash (subject to certain adjustments set forth in the Sale Agreement) and Merger Sub will merge with and into Fortegra, with Fortegra being the surviving corporation, and as a result of which Purchaser shall be the sole stockholder of Fortegra.

"Sale Agreement" means that certain Agreement and Plan of Merger, dated September 26, 2025, by and among Tiptree, Fortegra, DB Insurance Co., Ltd. ("Purchaser") and a subsidiary of Purchaser ("Merger Sub") to be incorporated in Delaware following the date of the Sale Agreement and prior to the closing of the Sale.

"SEC" means the U.S. Securities and Exchange Commission.

"Securities Act" means the Securities Act of 1933, as amended.

"SOFR" means the Secured Overnight Financing Rate.

"Tiptree", the "Company", "we", "its", "us" and "our" means, unless otherwise indicated by the context, Tiptree Inc. and its consolidated subsidiaries.

"Tiptree Advisors" means collectively: Tiptree Advisors Holdings, L.P., Tiptree Advisors, LLC, Tiptree GP Holdings, LLC and Tiptree Holdings GP, LLC.

"Tiptree Credit Agreement" means the Credit Agreement, dated as of February 7, 2025, among Tiptree, Tiptree Holdings, the lenders party thereto from time to time and Fortress Credit Corp., as administrative agent, collateral agent and lead arranger.

"Tiptree Holdings" means Tiptree Holdings LLC.

"Transition Services Agreement" means the Amended and Restated Transition Services Agreement between Tiptree Advisors and Tiptree Inc., effective as of January 1, 2019.

"VSC" means vehicle service contracts.

"Warburg" means WP Falcon Aggregator, L.P., a Delaware limited partnership affiliated with funds advised or managed by Warburg Pincus LLC.

"WP Transaction" means the $200 million strategic investment in Fortegra by Warburg.

Item 1. Business

OVERVIEW

Our Business

At Tiptree, our mission is to build long-term value by allocating capital to select small and middle market companies across industries. We have a significant track record investing in the insurance and credit-related financial sectors. With proprietary access and a flexible capital base, we seek to uncover compelling investment opportunities and support management teams in unlocking the full value potential of their businesses. This investment philosophy, executed by our experienced leadership, is our hallmark and has delivered consistent risk-adjusted returns to our stockholders since 2007.

Our Operating Principles

We acquire controlling interests and invest in businesses that we believe (i) operate in industries with long-term growth opportunities, (ii) have positive and stable cash flows, (iii) offer scalable business models with embedded optionality, and (iv) have strong management teams. We believe that our patient capital approach and long-term outlook enhances the ability for our businesses to grow earnings and cash flows across market cycles.

Invest for Long-term Returns. Our financial goals are to generate consistent and growing earnings and cash flow, and to enhance stockholder value as measured by growth in stock price plus dividends paid. We manage Tiptree with a long-term perspective, balancing cash-flowing investments with opportunities for capital appreciation. We focus on targeting investment returns that have a combination of current earnings and long-term capital appreciation, understanding that temporary accounting gains and losses may vary significantly from one period to the next.

Think Like Owners. Efficient deployment of capital is our top priority. We aim to find the best use of capital to create long-term value for our stockholders. We hope to achieve this through a combination of investments in our existing businesses, select acquisitions and monetization opportunities, opportunistic share repurchases and paying a consistent dividend. As of December 31, 2025, directors, officers, employees and related trusts owned 34% of the Company.

Underwrite to a Profit. Long‑term performance in insurance and financial services businesses is driven by disciplined underwriting. Our highest priority is to maintain strong underwriting practices, with attention paid to the disciplines of pricing, underwriting and claims management.

As of December 31, 2025, Tiptree and its consolidated subsidiaries had 1,486 employees; 1,459 of whom were employees of our discontinued operations, and 14 of whom were at our corporate headquarters. Corporate employees are responsible for overall strategy, capital allocation and investment decisions, as well as public company reporting and compliance.

Our businesses are subject to regulation as described below. The 1940 Act may limit the types and nature of businesses that we engage in and assets that we may acquire. See "Risk Factors-Risks Related to Regulatory and Legal Matters-Maintenance of our 1940 Act exemption will impose limits on our operations."

Recent Transactions

On September 26, 2025, Tiptree entered into the Sale Agreement with Purchaser and Fortegra whereby Tiptree and Warburg will sell Fortegra to Purchaser for aggregate consideration of $1.65 billion in cash (subject to certain adjustments set forth in the Sale Agreement). As of December 31, 2025, Tiptree owns approximately 69.1% of Fortegra on a fully diluted basis. At the closing of the Sale, Purchaser will acquire complete common equity ownership of Fortegra and all of its subsidiaries. As a result of this agreement, and subsequent shareholder approval, Fortegra is now classified as held for sale and in discontinued operations on Tiptree's financial statements as of December 31, 2025.

On October 31, 2025, Tiptree entered into the Reliance Purchase Agreement with Reliance Buyer and Reliance whereby Tiptree will sell Reliance to Reliance Buyer for aggregate consideration of 93.5% of Reliance's tangible book value, or an estimated $50 million of gross proceeds as of December 31, 2025 (subject to certain adjustments set forth in the Reliance Purchase Agreement). As a result of this agreement, Reliance is now classified as held for sale and in discontinued operations on Tiptree's financial statements as of December 31, 2025.

HELD FOR SALE AND DISCONTINUED OPERATIONS:

Insurance: Our Insurance business, Fortegra, is a growing, consistently profitable, and multinational specialty insurance company focused on underwriting complex and niche risks in underserved markets. Founded in 1978, the business has a long-standing track record of disciplined and stable underwriting results while generating strong growth and attractive returns on capital. Fortegra is an underwriting-focused company, with deep expertise within the admitted and E&S insurance lines and capital light fee-based services markets. It targets moderate risk limits and utilizes a sophisticated reinsurance strategy to reduce volatility and protect its capital. The business differentiates itself through its go-to-market strategy, expertise in customized underwriting solutions and the value-added services offered to its distribution partners.

Fortegra's balanced business mix allows it to opportunistically allocate capital as market conditions change and utilize the cash flows generated through capital light, fee-based businesses to partially fund the growth capital required across its insurance businesses. Fortegra has proven its ability to opportunistically take advantage of market dynamics throughout its history, and remains well positioned to benefit from an increasingly complex world, leading to secular growth in the specialty P&C market.

Fortegra underwrites specialty programs which are distributed primarily through MGAs, retail agents and other distributors, collectively referred to as distribution partners. We believe this agent-centric specialty focus provides Fortegra with a competitive advantage and enables them to provide distribution partners with value-added services to improve their underwriting and operating performance, driving high agent retention. We believe this "one-to-many" distribution model is more efficient for the types of specialty risks Fortegra underwrites and allows the business to leverage its agents' specialization in a particular market as well as their extensive retail network. To align economic interests, distribution partners receive variable forms of commission based on underwriting performance which supports the consistency and stability of Fortegra's underwriting results. We believe this agent-centric distribution model is positioned for success given the continued growth of MGAs as a distribution channel and the differentiated approach Fortegra takes in this market.

Mortgage: Our mortgage operation was conducted through Reliance First Capital, LLC and had been focused on primarily originating and servicing agency-eligible (Federal Housing Administration ("FHA") and Veterans Administration ("VA")) and conventional and government loans that can be transferred to Ginnie Mae pools or sold on a servicing-retained or servicing-released basis to Fannie Mae, Freddie Mac or secondary market investors and aggregators. Revenues are primarily generated from gain on sale income, loan fee income, servicing fee income, and net interest income. The growth in our mortgage business is expected primarily to come from increased origination volume, retention of additional mortgage servicing rights, and new products.

Human Capital

The success of our businesses depends on our ability to attract and retain experienced personnel and seasoned key executives who are knowledgeable about their industry and business. We recruit talent in diverse communities. Tiptree's seven member board of directors includes two women and one underrepresented minority. Our talent strategy is focused on employee engagement and investments in programs to support career development, as well as recognizing and rewarding performance. An important element of our talent strategy is succession planning and building leadership at various levels across the organization.

We strive to:

- Provide employee wages that are competitive and consistent with employee positions, skill levels, experience, knowledge and geographic location.

- Align executives' long-term equity compensation with stockholders' interests by linking realizable pay with earnings and total stockholder return.

- Ensure that annual increases and incentive compensation are based on merit, which is communicated to employees at the time of hiring and documented through their talent management process as part of the annual review procedures and upon internal transfer and/or promotion.

- Ensure that all employees are eligible for health insurance, paid and unpaid leaves, and life and disability/accident coverage as well as access to wellness programs.

We invest in our employees' career growth and provide employees with a wide range of training and development opportunities, including face-to-face, virtual and self-directed learning, mentoring, external development opportunities and continuing education required by certain professional organizations.

AVAILABLE INFORMATION

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC.

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, are also available free of charge on our Internet site at www.tiptreeinc.com as soon as reasonably practicable after such reports are electronically filed with or furnished to the SEC. The information on our website is not, and shall not be deemed to be, a part hereof or incorporated into this or any of our other filings with the SEC.

Our Investor Relations Department can be contacted at Tiptree Inc., 660 Steamboat Road, 2nd Floor, Greenwich, Connecticut 06830, Attn: Investor Relations, telephone: (212) 446-1400, email: IR@tiptreeinc.com.

Item 1A. Risk Factors

We are subject to certain risks and uncertainties in our business operations which are described below. The risks and uncertainties described below are not the only risks we face. Additional risks and uncertainties that are not presently known or are currently deemed immaterial may also impair our business, results of operations and financial condition.

Risks Related to the Sale

The announcement and pendency of the Sale and the other transactions contemplated by the Sale Agreement, whether or not completed, creates uncertainty about our future, which could have a material adverse effect on our business, financial condition and results of operations, including the Retained Business.

The announcement and pendency of the Sale and the other transactions contemplated by the Sale Agreement may adversely affect the trading price of Tiptree common stock, our business and our relationships with clients, customers and employees. Third parties may be unwilling to enter into material agreements with respect to our businesses that remain after the Sale (the "Retained Business") or may seek to change existing business relationships. New or existing customers and business partners may prefer to enter into agreements with our competitors who have not expressed an intention to sell their business because customers and business partners may perceive that such new relationships are likely to be more stable. Additionally, employees working in the Retained Business may become concerned about the future of the Retained Business, as applicable, and lose focus or seek other employment. In addition, while the completion of the Sale is pending, we may be unable to attract and retain key personnel and our management's focus and attention and employee resources may be diverted from operational matters. The occurrence of any of these events, individually or in combination, could have a material adverse effect on our business, financial condition and results of operations. Additionally, we have incurred substantial transaction costs and diversion of management resources in connection with the Sale, and we will continue to do so until the final closing or termination of the Sale.

Tiptree will incur significant transaction costs in connection with the Sale.

Tiptree has incurred and is expected to continue to incur a number of non-recurring costs associated with the Sale. These costs have been, and will continue to be, substantial and, in certain cases, will be borne by Tiptree whether or not the Sale is completed. A substantial majority of non-recurring expenses will consist of transaction costs and include, among others, fees paid to legal and financial advisors. Any litigation that may result from the announcement, pendency or completion of the Sale has the potential to impose additional substantial expenses on Tiptree. If the Sale is not completed, Tiptree will have incurred substantial expenses for which no ultimate benefit will have been received. Tiptree has incurred out-of-pocket expenses in connection with the Sale for legal and accounting fees and financial printing and other costs and expenses, much of which will be incurred even if the Sale is not completed. If the board of directors of Tiptree has determined in good faith (after consultation with its outside legal counsel and financial advisors) that an acquisition proposal constitutes a Superior Proposal (as defined in the Sale Agreement), then Tiptree may terminate the Sale Agreement to enter into an agreement with respect to such Superior Proposal, subject to compliance with the procedures specified in the Sale Agreement and payment of a termination fee of $49.5 million.

Tiptree will have broad discretion in the use of the proceeds from the Sale and may use proceeds in ways that stockholders may not approve.

Tiptree will have broad discretion in the use of the net proceeds it receives from the Sale and may use proceeds in ways that some stockholders may not approve. Tiptree intends to use proceeds from the Sale for working capital and general corporate purposes, including to pay transaction expenses, to pay taxes on the transactions contemplated by the Sale Agreement, to repay existing debt of Tiptree, to engage in opportunistic stock repurchases and/or pay dividends, to purchase additional assets or businesses and/or for any other purpose that the Tiptree Board deems appropriate. Because of the number and variability of factors that will determine our use of the net proceeds from the Sale, their ultimate use may vary substantially from their currently intended use.

Tiptree management may not spend the net proceeds in ways that improve Tiptree's results of operations or enhance the value of Tiptree common stock. The failure by Tiptree's management to apply these funds effectively could result in financial losses that could have a material adverse effect on Tiptree's business or cause the price of Tiptree common stock to decline. Tiptree management may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Any Leakage will decrease the proceeds that Tiptree will receive in the Sale, and if there is additional leakage, Tiptree may not receive its pro rata portion of the leakage reserve holdback amount.

Any Leakage, including any Transaction Expenses (as defined in the Sale Agreement) but excluding permitted leakage that occurs after June 30, 2025, and at or prior to the closing will decrease the Aggregate Closing Purchase Price (as defined in the Sale Agreement) and therefore the proceeds that Tiptree will receive in the Sale. Moreover, if, following the closing, it is determined that there was additional leakage, Tiptree may not receive its pro rata portion of the leakage reserve holdback amount. Because Leakage is defined to include payments, liabilities or obligations of or by Fortegra and its subsidiaries, the amount of any Leakage may be influenced by factors outside of Tiptree's control.

Tiptree does not expect to distribute cash to its stockholders in connection with the Sale, and any return to its stockholders is expected to come, if at all, only from potential increases in the price of Tiptree common stock.

Tiptree does not expect to distribute cash to its stockholders in connection with the Sale. Tiptree has previously repurchased, and may from time to time repurchase, shares of Tiptree common stock and/or pay cash dividends. Factors that may impact our decisions regarding the method, timing and amount of a return of capital, if any, include economic and market conditions, our financial condition and operating results, cash requirements, capital requirements of our operating subsidiaries, legal requirements, regulatory constraints, investment opportunities at the time any such payment is considered, and other factors Tiptree deems relevant. Furthermore, the specific timing and amount of any dividend payments are subject to declaration on future dates by the Tiptree Board in its sole discretion. There can be no assurances that we will complete any return of capital to our stockholders.

If the proposed Sale is not completed, we may explore other potential transactions, but alternatives may be less favorable to us.

Completion of the Sale will require significant time, attention, and resources of our senior management and others within Tiptree, potentially diverting their attention from other business opportunities that might benefit us. If the proposed Sale is not completed, Tiptree may explore other strategic alternatives with another party or parties. An alternative transaction may have terms that are less favorable to us than the terms of the proposed Sale, or we may be unable to reach agreement with any third-party on an alternate transaction that we would consider to be reasonable. Any future "transfer of assets" of Tiptree or other similar transaction may be subject to further stockholder approval, and there is no guarantee that Tiptree would be able to obtain such stockholder approval in favor of any such sale or other transaction.

The failure to complete the Sale may impact our business, financial condition and results of operations.

If the Sale is not completed for any reason, Tiptree's business, financial condition and results of operations may be impacted. To the extent that the market price of Tiptree common stock reflects positive market assumptions that the Sale will be completed and the related benefits will be realized, the failure to complete the Sale may result in a decrease in the market value of Tiptree common stock and may impair Tiptree's ability to achieve its objective of enhancing the value of its assets to Tiptree stockholders.

Even if the Sale is completed, we cannot provide any assurances that we will realize the financial benefits we currently anticipate from the Sale.

We cannot provide any assurances that we will realize the financial benefits we currently anticipate from the Sale. Any failure to realize the financial benefits we currently anticipate from the Sale could have a material adverse impact on our future operating results and financial condition and could materially and adversely affect the trading price or trading volume of Tiptree common stock. Our results of operations currently are not, and may not be in the future even if the Sale and the other transactions contemplated by the Sale Agreement are consummated, sufficient to service our indebtedness and to fund our other expenditures, and we may not be able to obtain financing to meet these requirements. Even if the Sale and the other transactions contemplated by the Sale Agreement are consummated, if we experience a default under Tiptree's existing credit agreement or instruments governing our future indebtedness, our business, financial condition and results of operations may be adversely impacted.

Tiptree also expects to recognize significant taxable gain upon completion of the Sale, which reflects expected treatment of the proposed Sale as a taxable sale of Fortegra common stock by Tiptree for U.S. federal income tax purposes.

After completion of the Sale, Tiptree's future results of operations will be dependent solely on the Retained Business, Tiptree will have substantially fewer assets, Tiptree may be more susceptible to adverse events, and Tiptree may not be able to use the proceeds from the Sale as intended.

If the Sale is completed, Tiptree will no longer hold any Fortegra shares or have any interest in the future earnings or growth of Fortegra, and Tiptree's future results of operations will be dependent solely on the Retained Business and differ materially from Tiptree's previous results of operations. After completion of the Sale, Tiptree will be subject to concentration of the risks that affect our Retained Business and Tiptree will have substantially fewer assets and may experience significant decreases in earnings and cash flow and increases in operating costs or other expenses. Following the Sale, Tiptree will continue to be a public company with ongoing costs associated with public company operations, which will be a greater percentage of our revenues. The market price of Tiptree common stock may significantly decrease, and Tiptree common stock may be more susceptible to market fluctuations. In addition, if there are significant adverse changes in Tiptree's business prospects, the industries in which Tiptree operates, or in market and economic conditions generally, Tiptree may not be able to use the proceeds from the Sale as currently intended because the proceeds may be required for operations or other needs that we do not currently anticipate. Any downturn in the Retained Business or future prospects following the closing of the Sale, or if Tiptree fails to bring overhead costs in line with our reduced operations following the closing of the Sale, could have a material adverse effect on Tiptree's future operating results and financial condition and could materially and adversely affect the market price of Tiptree's securities.

After completion of the Sale, the continuing costs and burdens associated with being a public company will constitute a much larger percentage of Tiptree's revenues.

If the Sale is completed, Tiptree will remain a public company and will continue to be subject to the listing standards of the Nasdaq and SEC rules and regulations. While all public companies face the costs and burdens associated with being public companies, the costs and burden of being a public company will be a significant portion of Tiptree's revenues, which will be reduced if the Sale is completed.

Maintenance of our Investment Company Act of 1940 exemption imposes limits on our operations.

We conduct our operations so that we are not required to register as an investment company under the Investment Company Act of 1940. Therefore, we must limit the types and nature of businesses in which we engage and assets that we acquire. We monitor our compliance with the Investment Company Act of 1940 on an ongoing basis and may be compelled to take or refrain from taking actions, to acquire additional income or loss generating assets or to forgo opportunities that might otherwise be beneficial or advisable, including, but not limited to selling assets that are considered to be investment securities or forgoing the sale of assets that are not investment securities, in order to ensure that we (or a subsidiary) may continue to rely on the applicable exceptions or exemptions. These limitations on our freedom of action could have a material adverse effect on our financial condition and results of operations.

If we fail to maintain an exemption, exception or other exclusion from registration as an investment company, we could, among other things, be required to substantially change the manner in which we conduct our operations either to avoid being required to register as an investment company or to register as an investment company. Under the Investment Company Act of 1940, a company may be deemed to be an investment company if it owns investment securities with a value exceeding 40% of the value of its total assets (excluding government securities and cash items) on an unconsolidated basis, unless an exemption or safe harbor applies. We refer to this test as the "40% Test." Securities issued by companies other than consolidated companies are generally considered "investment securities" for purposes of the Investment Company Act of 1940, unless other circumstances exist which actively involve the company holding such interests in the management of the underlying company.

We currently maintain our exemption through the 40% test. Upon the completion of the Sale, we intend to invest in government securities, cash and other investments excluded from the 40% Test, but, may no longer be able to comply with the 40% Test. In that case, we would rely on a safe harbor exemption from the Investment Company Act of 1940 for so-called "transient investment companies." Consistent with the "transient investment company" safe harbor, we will have to reduce our holdings of "investment securities to not more than 40% of our total assets as soon as is reasonably possible and in any event within one year from the earlier of (i) the date on which we own securities and/or cash having a value exceeding 50% of the value of our company's total assets on either a consolidated or unconsolidated basis or (ii) the date on which we own or propose to acquire "investment securities" having a value exceeding 40% of the value of our company's total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

If we were required to register as an investment company under the Investment Company Act of 1940, we would become subject to substantial regulation with respect to, among other things, our capital structure (including our ability to use leverage), management, operations, transactions with affiliated persons (as defined in the Investment Company Act of 1940), portfolio composition, including restrictions with respect to diversification and industry concentration, and our financial condition and results of operations may be adversely affected. If we did not register despite being required to do so, criminal and civil actions could be brought against us, our contracts would be unenforceable unless a court were to require enforcement, and a court could appoint a receiver to take control of us and liquidate our business.

The opinion obtained by the Fortegra Board from Barclays and relied upon by the Tiptree Board does not and will not reflect changes in circumstances after the date of such opinion.

On September 24, 2025, Barclays Capital Inc. ("Barclays") rendered its oral opinion (which was subsequently confirmed in writing) to the Fortegra Board that, as of the date of its written opinion and based upon and subject to the qualifications, limitations, assumptions and other matters stated in its opinion, the aggregate consideration of $1.65 billion in cash in the Sale is fair, from a financial point of view, to holders of Fortegra common stock. Changes in the operations and prospects of Fortegra, including financial forecasts relating to Fortegra, general market and economic conditions and other factors, many of which may be beyond Tiptree's control, and on which the opinion of Barclays was based, may alter Fortegra's value and affect the conclusions reached in the opinion. Fortegra has not obtained, and does not expect to request, an updated opinion from Barclays. Barclays' opinion does not speak to the time when the Sale will be completed or to any date other than the date of such opinion. As a result, the opinion does not and will not address the fairness, from a financial point of view, of the consideration to be received by holders of Fortegra common stock in connection with the Sale at the time the Sale is completed or at any time other than the time the opinion was rendered.

Securities class action and derivative lawsuits may be brought against Tiptree in connection with the Sale, which could result in substantial costs and may delay or prevent the Sale from being completed.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into acquisition, merger or other business combination agreements that could prevent or delay the completion of the Sale and result in significant costs to Tiptree, including any costs associated with the indemnification of directors and officers. Even if such a lawsuit is without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Tiptree's liquidity and financial condition.

Lawsuits that may be brought against Tiptree or Tiptree's directors could also seek, among other things, injunctive relief or other equitable relief, including a request to enjoin Tiptree from consummating the Sale. It is a condition to the completion of the Sale that no temporary restraining order, preliminary or permanent injunction or other judgment or order, injunction, ruling, decision, assessment, award, administrative order, judicial decision or decree entered or issued by, or in agreement with, any governmental authority to which Fortegra or any of its Subsidiaries is a party or to which it is subject, issued by a court of competent jurisdiction that prevents the consummation of the transactions contemplated by the Sale Agreement has been issued and remains in effect, and no statute, rule, regulation or other law has been enacted, enforced or promulgated by any governmental authority which would restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated by the Sale Agreement Consequently, if a plaintiff is successful in obtaining an injunction prohibiting completion of the Sale, that injunction may delay or prevent the Sale from being completed within the expected timeframe or at all, which may adversely affect Tiptree's business, financial position and results of operation.

Risks Related to our Structure

Because we are a holding company, our ability to meet our obligations and pay dividends to stockholders will depend on distributions from our subsidiaries that may be subject to restrictions and income from assets.

We are a holding company and do not have any significant operations of our own, other than our principal investments. Our ability to meet our obligations will depend on distributions from our subsidiaries and income from assets. The amount of dividends and other distributions that our subsidiaries may distribute to us may be subject to restrictions imposed by state law, restrictions that may be imposed by state regulators and restrictions imposed by the terms of any current or future indebtedness that these subsidiaries may incur. Such restrictions would also affect our ability to pay dividends to stockholders, if and when we choose to do so.

Our insurance business's Notes and $200 million revolving credit facility restrict dividends to us based on the leverage ratio of our insurance business and its subsidiaries. Additionally, our regulated insurance company subsidiaries are required to satisfy minimum capital and surplus requirements according to the laws and regulations of the states in which they operate, which regulate the amount of dividends and distributions we receive from them. In general, dividends in excess of prescribed limits are deemed "extraordinary" and require insurance regulatory approval. Ordinary dividends, for which no regulatory approval is generally required, are limited to amounts determined by a formula, which varies by state. Some states have an additional stipulation that dividends may only be paid out of earned surplus. States also regulate transactions between our insurance company subsidiaries and us or our other subsidiaries, such as those relating to compensation for shared services, and in some instances, require prior approval of such transactions within the holding company structure. If insurance regulators determine that payment of an ordinary dividend or any other payments by our insurance company subsidiaries to us or our other subsidiaries (such as payments for employee or other services) would be adverse to policyholders or creditors, the regulators may block or otherwise restrict such payments that would otherwise be permitted without prior approval. In addition, there could be future regulatory actions restricting the ability of our insurance company subsidiaries to pay dividends or share services. The primary factor in determining the amount of capital available for potential dividends is the level of capital needed to maintain desired financial strength ratings from rating agencies for our insurance company subsidiaries. Given recent economic events that have affected the insurance industry, both regulators and rating agencies could become more conservative in their methodology and criteria, including increasing capital requirements for our insurance company subsidiaries which, in turn, could negatively affect our capital resources.

Some provisions of our charter may delay, deter or prevent takeovers and business combinations that stockholders consider in their best interests.

Our charter restricts any person that owns 9.8% or more of our capital stock, other than stockholders approved by applicable state insurance regulators, from voting in excess of 9.8% of our voting securities. This provision is intended to satisfy the requirements of applicable state regulators in connection with insurance laws and regulations that prohibit any person from acquiring control of a regulated insurance company without the prior approval of the insurance regulators. In addition, our charter provides for the classification of our board of directors into three classes, one of which is to be elected each year. Our charter also generally only permits stockholders to act without a meeting by unanimous consent. These provisions may delay, deter or prevent takeovers and business combinations that stockholders consider in their best interests.

Maryland takeover statutes may prevent a change of our control, which could depress our stock price.

Maryland law provides that "control shares" of a corporation acquired in a "control share acquisition" will have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter under the Maryland Control Share Acquisition Act. "Control shares" means voting shares of stock that, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: one-tenth or more but less than one-third; one-third or more but less than a majority; or a majority or more of all voting power. A "control share acquisition" means the acquisition of issued and outstanding control shares, subject to certain exceptions.

Under Maryland law, "business combinations" between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which such stockholder became an interested stockholder. These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities.

Our bylaws contain a provision exempting from the control share statute any and all acquisitions by any person of our shares of stock. Our board of directors has also adopted a resolution which provides that any business combination between us and any other person is exempted from the provisions of the business combination statute, provided that the business combination is first approved by the board of directors. However, our board of directors may amend or eliminate this provision in our bylaws regarding the control share statute or amend or repeal this resolution regarding the business combination statute. If our board takes such action in the future, the control share and business combination statutes may prevent or discourage others from trying to acquire control of us and increase the difficulty of consummating any offer, including potential acquisitions that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

<u>Risks Related to our Businesses</u>

A portion of our assets are illiquid or have limited liquidity, which may limit our ability to sell those assets at favorable prices or at all and creates uncertainty in connection with valuing such assets.

Our assets include equity securities, non-controlling interests in credit assets and related equity interests which may be illiquid or have limited liquidity. It may be difficult for us to dispose of assets with limited liquidity rapidly, or at favorable prices, if at all. In addition, assets with limited liquidity may be more difficult to value and may be sold at a substantial discount or experience more volatility than more liquid assets. We may not be able to dispose of assets at the carrying value reflected in our financial statements. Our results of operations and cash flows may be materially and adversely affected if our determinations regarding the fair value of our illiquid assets are materially higher than the values ultimately realized upon their disposal.

We operate in highly competitive markets for business opportunities and personnel, which could impede our growth and negatively impact our results of operations.

We operate in highly competitive markets for business opportunities in each of our areas of focus. Many of our competitors have financial, personnel and other resource advantages relative to us and may be better able to react to market conditions. These factors may place us at a competitive disadvantage in successfully competing for future business opportunities and personnel, which could impede our growth and negatively impact our business, financial condition and results of operations.

Our insurance subsidiaries face competition from other specialty insurance companies, standard insurance companies and underwriting agencies, as well as from diversified financial services companies that are larger than we are and that have greater financial, marketing, personnel and other resources than we do. Many of these competitors have more experience and market recognition than our insurance subsidiaries. In addition, it may be difficult or prohibitively expensive for our insurance subsidiaries to implement technology systems and processes that are competitive with the systems and processes of these larger companies.

In particular, competition in the insurance industry is based on many factors, including price of coverage, general reputation and perceived financial strength, relationships with brokers, terms and conditions of products offered, ratings assigned by independent rating agencies, speed of claims payment and reputation, and the experience and reputation of the members of an underwriting team in the particular lines of insurance they seek to underwrite. In recent years, the insurance industry has undergone increasing consolidation, which may further increase competition.

A number of new, proposed or potential industry or legislative developments could further increase competition in the insurance industry. These developments include:

- an increase in capital raising by companies in the industry, which could result in new entrants to the insurance markets and an excess of capital in the industry; and

- the deregulation of commercial insurance lines in certain states and the possibility of federal regulatory reform of the insurance industry, which could increase competition from standard carriers.

Our insurance subsidiaries may not be able to continue to compete successfully in one or more insurance markets. Increased competition in these markets could result in a change in the supply and demand for insurance, affect our insurance subsidiaries' ability to price their products at risk-adequate rates and retain existing business, or underwrite new business on favorable terms. If this increased competition limits our insurance subsidiaries' ability to transact business, their results of operations would be adversely affected.

Additionally, our E&S insurance operations cover risks that are typically more complex and unusual than standard risks and require a high degree of specialized underwriting. As a result, E&S risks do not often fit the underwriting criteria of standard insurance carriers, and are generally considered higher risk than those covered in the standard market. If our underwriting staff inadequately judges and prices the risks associated with the business underwritten in the E&S market, our financial results could be adversely impacted.

Warburg exerts substantial influence on Fortegra, potentially in a manner that is not in Tiptree's shareholders' interests.

Warburg acquired an approximate 24% ownership in Fortegra on an as converted basis from us as part of the WP Transaction and has contractual consent rights over Fortegra, including but not limited to certain acquisitions or dispositions, a sale or change of control of Fortegra that does not achieve certain thresholds, an initial public offering that does not achieve certain gross proceeds thresholds, incurrence of certain indebtedness, the issuance of equity senior in right to shares of Fortegra common or preferred stock, or amendments to the terms thereof, affiliated or related party transactions and transactions between Fortegra and us, any hiring or firing of certain management of Fortegra, and any material change in the nature of the business conducted by Fortegra. Warburg also has pro rata representation on the Fortegra board of directors. As a result of their substantial ownership in Fortegra, Warburg may exert a substantial influence on Fortegra, potentially in a manner that is not in Tiptree's shareholder's interests.

We are exposed to risks associated with acquiring or divesting businesses or business operations.

We regularly evaluate strategic acquisition opportunities for growth. Acquired companies and operations may have unforeseen operating difficulties and may require greater than expected financial and other resources. In addition, potential issues associated with acquisitions could among other things, include:

- our ability to realize the full extent of the benefits, synergies or cost savings that we expect to realize as a result of the completion and integration of an acquisition within the anticipated time frame, or at all;

- receipt of necessary consents, clearances and approvals in connection with the acquisition;

- diversion of management's attention from other strategies and objectives;

- motivating, recruiting and retaining executives and key employees; and

- conforming and integrating financial reporting, standards, controls, procedures and policies, business cultures and compensation structures.

If an acquisition is not successfully completed or integrated into our existing operations, our business, results of operations and financial condition could be materially adversely effected.

We have also divested, and may in the future divest, businesses or business operations. Any divestitures may involve a number of risks, including the diversion of management's attention, significant costs and expenses, the loss of customer relationships and cash flow, and the disruption of the affected business or business operations. Failure to timely complete or to consummate a divestiture may negatively affect the valuation of the affected business or business operations or result in restructuring charges.

We may need to raise additional capital in the future or may need to refinance existing indebtedness, but there is no assurance that such capital will be available on a timely basis, on acceptable terms or at all.

We may need to raise additional funds or refinance our indebtedness in order to grow our business or fund our strategy or acquisitions. Additional financing may not be available in sufficient amounts, if at all, or on terms acceptable to us and may be dilutive to existing stockholders. Additionally, any securities issued to raise such funds may have rights, preferences and privileges senior to those of our existing stockholders. We also cannot predict the extent and duration of future economic and market disruptions, the impact of government interventions into the market to address these disruptions and their combined impact on our industries, businesses and our insurance subsidiaries' investment portfolios. If adequate funds are not available on a timely basis, if at all, or on acceptable terms, our ability to expand, develop or enhance our subsidiaries' services and products, enter new markets, consummate acquisitions or respond to competitive pressures could be materially limited.

The amount of statutory capital and reserve requirements applicable to our insurance subsidiaries can increase due to factors outside of our control.

Our insurance subsidiaries are subject to regulation by state and, in some cases, foreign insurance authorities with respect to statutory capital, reserve and other requirements, including statutory capital and reserve requirements established by applicable insurance regulators based on RBC and Solvency II formulas. In any particular year, these requirements may increase or decrease depending on a variety of factors, most of which are outside our control, such as the amount of statutory income or losses generated, changes in equity market levels, the value of fixed-income and equity securities in the subsidiary's investment portfolio, changes in interest rates and foreign currency exchange rates, as well as changes to the RBC and Solvency II formulas used by insurance regulators. The laws of the various states in which our insurance subsidiaries operate establish insurance departments and other regulatory agencies with broad powers to preclude or temporarily suspend our insurance subsidiaries from carrying on some or all of these activities or otherwise fine or penalize our insurance subsidiaries in any jurisdiction in which we operate. Such regulation or compliance could reduce our insurance subsidiaries' profitability or limit their growth by increasing the costs of compliance, limiting or restricting the products or services they sell, or the methods by which they sell services and products, or subject them to the possibility of regulatory actions or proceedings. Additionally, increases in the amount of additional statutory reserves that our insurance subsidiaries are required to hold could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our insurance subsidiaries' actual claims losses may exceed their reserves for claims, which may require them to establish additional reserves that may materially and adversely affect their business, results of operations and financial condition.

Our insurance subsidiaries maintain reserves to cover their estimated ultimate exposure for claims with respect to reported claims, and incurred, but not reported, claims as of the end of each accounting period. Reserves, whether calculated under GAAP or statutory accounting principles, do not represent an exact calculation of exposure. Instead, they represent our insurance subsidiaries' best estimates, generally involving actuarial projections, of the ultimate settlement and administration costs for a claim or group of claims, based on our assessment of facts and circumstances known at the time of calculation. The adequacy of reserves will be impacted by future trends in claims severity, frequency, judicial theories of liability and other factors. These variables are affected by external factors such as changes in the economic cycle, unemployment, inflation, judicial trends, legislative changes, as well as changes in claims handling procedures. Many of these items are not directly quantifiable, particularly on a prospective basis. Reserve estimates are refined as experience develops. Adjustments to reserves, both positive and negative, are reflected in the statement of operations of the period in which such estimates are updated. Because the establishment of reserves is an inherently uncertain process involving estimates of future losses, we can give no assurances that ultimate losses will not exceed existing claims reserves. In general, future loss development could require reserves to be increased, which could have a material adverse effect on our insurance subsidiaries' business, results of operations and financial condition.

Performance of our insurance subsidiaries' investment portfolio is subject to a variety of investment risks.

Our insurance subsidiaries' results of operations depend significantly on the performance of their investment portfolio. We manage our insurance subsidiaries' portfolio of investments along with one or more additional advisers. Such investments are subject to general economic conditions and market risks in addition to risks inherent to particular securities and risks relating to the performance of our investment advisers.

Our primary market risk exposures are to changes in interest rates. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk." Prior to 2022, interest rates had been at or near historic lows for an extended period of time. A protracted low interest rate environment places pressure on our insurance subsidiaries' net investment income, which, in turn, would have a material adverse effect on our profitability. From 2022 to 2024, interest rates increased rapidly and significantly, which caused a significant decrease in the value of our fixed income securities, the majority of which were unrealized and recorded in equity. Future increases in interest rates could cause the values of our insurance subsidiaries' fixed income securities portfolios to decline further, with the magnitude of the decline depending on the duration of securities included in our insurance subsidiaries' portfolio and the amount by which interest rates increase. Some fixed income securities have call or prepayment options, which create possible reinvestment risk in declining rate environments. Other fixed income securities, such as mortgage-backed and asset-backed securities, carry prepayment risk or, in a rising interest rate environment, may not prepay as quickly as expected when purchased, which can affect the value of these securities and the amount and timing of cash flows therefrom.

The value of our insurance subsidiaries' investment portfolio is also subject to the risk that certain investments may default or become impaired due to deterioration in the financial condition of one or more issuers of the securities our insurance subsidiaries' hold, or due to deterioration in the financial condition of an insurer that guarantees an issuer's payments on such investments. Downgrades in the credit ratings of fixed maturities may also have a significant negative effect on the market valuation of such securities.

Such factors could reduce our insurance subsidiaries' net investment income and result in realized investment losses. Our insurance subsidiaries' investment portfolio is subject to increased valuation uncertainties when investment markets are illiquid. The valuation of investments is more subjective when markets are illiquid, thereby increasing the risk that the estimated fair value (i.e., the carrying amount) of the securities our insurance subsidiaries' hold in their portfolio does not reflect prices at which actual transactions would occur.

The performance of our insurance subsidiaries' investments also depends heavily on our skills and those of our insurance subsidiaries' other investment advisers, in analyzing, selecting and managing the investments. Our insurance subsidiaries' investment policy establishes investment parameters such as maximum percentages of investment in certain types of securities and minimum levels of credit quality and is designed to manage investment risk. Achievement of our insurance subsidiaries' investment objectives will depend, in part, on our ability and other investment advisers' ability to provide competent, attentive and efficient services to our insurance subsidiaries' portfolio under the terms of the respective investment management agreement and to successfully manage their investment risk. There can be no assurance that, over time, we or our insurance subsidiaries' other investment advisers will be able to provide services on that basis or that we or they will be able to invest such assets on attractive terms or generate any investment returns for stockholders or avoid investment losses. Our insurance subsidiaries' investment objectives may not be achieved and results may vary substantially over time. In addition, although we and our insurance subsidiaries' other investment advisers seek to employ investment strategies that are not correlated with our insurance subsidiaries' insurance and reinsurance exposures, losses in their investment portfolio may occur at the same time as underwriting losses.

The performance of our insurance subsidiaries' investment portfolio is highly dependent on the financial and managerial experience of certain investment professionals associated with our insurance subsidiaries' investment advisers, none of whom are under any contractual obligation to our insurance subsidiaries to continue to be associated with such investment advisers. The loss of one or more of these individuals could have a material adverse effect on the performance of our insurance subsidiaries' investment portfolio.

A shift in our insurance subsidiaries' investment strategy could increase the riskiness of our insurance subsidiaries' investment portfolio and the volatility of our results, which, in turn, may have a material adverse effect on our profitability.

Our insurance subsidiaries' investment strategy has historically been largely focused on fixed income securities which are subject to less volatility but also lower returns as compared to certain other asset classes. In the future, our insurance subsidiaries' investment strategy may include a greater focus on investments in equity securities, which are subject, among other things, to changes in value that may be attributable to market perception of a particular issuer or to general stock market fluctuations that affect all issuers. Investments in equity securities may be more volatile than investments in other asset classes such as fixed income securities. Common stocks generally subject their holders to more risks than preferred stocks and debt securities because common stockholders' claims are subordinated to those of holders of preferred stocks and debt securities upon the bankruptcy of the issuer. An increase in the riskiness of our insurance subsidiaries' investment portfolio could lead to volatility of our results, which, in turn, may have a material adverse effect on our profitability.

Our insurance subsidiaries could be forced to sell investments to meet their liquidity requirements.

Our insurance subsidiaries invest a portion of the premiums they receive from their insureds until they are needed to pay policyholder claims. Consequently, our insurance subsidiaries seek to manage the duration of their investment portfolio based on the duration of their losses and loss adjustment expenses reserves to ensure sufficient liquidity and avoid having to liquidate investments to fund claims. Risks such as inadequate losses and loss adjustment expenses reserves or unfavorable trends in litigation could potentially result in the need to sell investments to fund these liabilities. Our insurance subsidiaries may not be able to sell their investments at favorable prices or at all. Sales could result in significant realized losses depending on the conditions of the general market, interest rates and credit issues with individual securities.

Cybersecurity attacks, technology breaches or failures of our or our third-party service providers' information systems could disrupt our various business operations and could result in the loss of critical and personally identifiable information, which could result in the loss of reputation and customers, reduce profitability, subject our businesses to fines, penalties and litigation and have a material adverse effect on our business's results of operation, financial condition and cash flows.

Tiptree's businesses are highly dependent upon the effective operation of their information systems and those of their third-party service providers and their ability to collect, use, store, transmit, retrieve and otherwise process personally identifiable information and other data, manage significant databases and expand and upgrade their information systems. Our businesses rely on these systems for a variety of functions, including marketing and selling their products and services, performing their services, managing their operations, processing claims and applications, providing information to customers, performing actuarial analyses and maintaining financial records. Some of these systems may include or rely on third-party systems not located on their premises or under their control. The interruption or loss of their information processing capabilities, or those of their third-party service providers, through cybersecurity attacks, computer hacks, theft, malicious software, phishing, employee error, ransomware, malware, denial-of-service attacks, social engineering, viruses, worms, other malicious software programs, the loss of stored data, programming errors, the breakdown or malfunctioning of computer equipment or software systems, telecommunications and electrical failure or damage caused by weather or natural disasters, war, catastrophes, terrorist attacks, industrial accidents or any other significant disruptions or security breaches could harm our businesses by hampering their ability to generate revenues and could negatively affect their partner relationships, competitive position and reputation.

In addition, our business's information systems may be vulnerable to physical or electronic intrusions, computer viruses or other attacks which could disable their information systems and their security measures may not prevent such attacks. Such information systems are additionally vulnerable to security incidents from inadvertent or intentional actions by our employees, third-party vendors, contractors, consultants, business partners, or other third parties, or from cyberattacks by malicious third parties. There are numerous and evolving risks to cybersecurity and privacy from cyber threat actors, including criminal hackers, state-sponsored intrusions, industrial espionage and employee malfeasance. There is also a potential heightened risk of cybersecurity incidents as a result of geopolitical events outside of our control, such as the ongoing Russia-Ukraine conflict, as well as other geographical conflicts. Global cybersecurity threats can range from uncoordinated individual attempts to gain unauthorized access to our IT systems and those of our business partners or third-party service providers to sophisticated and targeted measures known as advanced persistent threats. These cyber threat actors are becoming more sophisticated and coordinated in their attempts to access IT systems and data, including the IT systems of cloud providers and third parties with whom our businesses conduct or may conduct business. Although our businesses devote significant resources to prevent, detect, address and mitigate unwanted intrusions and other threats and protect their systems and data, whether such data is housed internally or by external third parties, such internal controls may not be adequate or successful in protecting against all security breaches and cybersecurity attacks, social-engineering attacks, computer break-ins, theft and other improper activity. Our businesses have experienced immaterial cybersecurity incidents and they and their third-party service providers will likely continue to experience cybersecurity incidents of varying degrees. Because the techniques used to obtain unauthorized access or to sabotage systems change frequently, generally are not recognized until launched against a target and can originate from a wide variety of sources, our businesses and the third parties with whom they do business may be unable to anticipate these techniques or to implement adequate preventative measures effective against all such security threats. With the increasing frequency of cyber-related fraud to obtain inappropriate payments and other threats related to cybersecurity attacks, our businesses may find it necessary to expend resources to remediate cyber-related incidents or to enhance and strengthen their cybersecurity. Such remediation efforts may not be successful and could result in interruptions, delays or cessation of service.

Our businesses have also implemented physical, administrative and logical security systems with the intent of maintaining the physical security of their facilities and systems and protecting their and their customers' confidential and personally identifiable information against unauthorized access through their information systems or by other electronic transmission or through misdirection, theft or loss of data. Despite such efforts, they have in the past, and may in the future, be subject to a breach of their security systems that results in unauthorized access to their facilities or the information they are trying to protect. Anyone who is able to circumvent their security measures or those of their third-party service providers and penetrate their information systems could access, view, misappropriate, alter, destroy, misuse or delete any information in such systems, including personally identifiable information and proprietary business information (their own or that of third parties) or compromise of their control networks or other critical systems and infrastructure, resulting in disruptions to their business operations or access to their financial reporting systems. While our businesses have implemented business contingency plans and other reasonable plans to protect their systems, sustained or repeated system failures or service denials could severely limit their ability to write and process new and renewal business, provide customer service or otherwise operate in the ordinary course of business. In addition, most states require that customers be notified if a security breach results in the disclosure of personally identifiable customer information and the trend toward general public notification of such incidents could exacerbate the harm to our companies' business, financial condition and results of operations. Any failure, interruption or compromise of the security of our business's information systems or those of their third-party service providers that result in inappropriate disclosure of such information could result in, among other things, significant financial losses, unfavorable publicity and damage to their reputation, governmental inquiry and oversight, difficulty in marketing their services, loss of customers, significant civil and criminal liability related to legal or regulatory violations, litigation and the incurrence of significant technical, legal and other expenses, any of which may have a material adverse effect on their business, results of operations, financial condition and cash flows. Additionally, the costs related to significant security breaches or disruptions could be material and cause our businesses to incur significant expenses, and any cybersecurity insurance that our businesses may have in place may not cover such expenses.

In some cases, our businesses rely on the safeguards put in place by third parties to protect against security threats. These third parties, including vendors that provide products and services for their operations, could also be a source of security risk to them in the event of a failure or a security incident affecting such third parties' own security systems and infrastructure. If the information technology systems of our business's third-party service providers become subject to disruptions or security breaches, our businesses may have insufficient recourse against such third parties and our businesses may have to expend significant resources to mitigate the impact of such an event and to develop and implement protections to prevent future events of this nature from occurring. Our business's network of ecosystem partners could also be a source of vulnerability to the extent their applications interface with our businesses, whether unintentionally or through a malicious backdoor. Our businesses do not review the software code included in third-party integrations in all instances.

Our insurance business is dependent on independent financial institutions, lenders, distribution partners, agents, brokers and retailers for distribution of its products and services, and the loss of these distribution sources, or their failure to sell our insurance business's products and services could materially and adversely affect its business, results of operations and financial condition and cash flows.

Our insurance business is dependent on independent financial institutions, lenders, distribution partners, agents, brokers and retailers to distribute its products and services and its revenue is dependent on the level of business conducted by such distributors as well as the effectiveness of their sales efforts, each of which is beyond our insurance business's control because such distributors typically do not have any minimum performance or sales requirements. Further, although its program arrangements with these distributors can be exclusive, they can be canceled on relatively short notice. Therefore, our insurance business's growth is dependent, in part, on its ability to identify and attract new distribution relationships and successfully integrate its information systems with those of its new distributors. The impairment of our insurance business's distribution relationships, the loss of a significant number of its distribution relationships, the failure to establish new distribution relationships, the failure to offer increasingly competitive products, the increase in sales of competitors' services and products by these distributors or the decline in distributors' overall business activity or the effectiveness of their sales of our insurance business's products could materially reduce our insurance business's sales and revenues and have a material adverse effect on its business, results of operations, financial condition and cash flows.

Our insurance business may lose distributors or business as a result of consolidation within the financial services industry or otherwise.

There has been considerable consolidation in the financial services industry, driven primarily by the acquisition of small and mid-size organizations by larger entities. We expect this trend to continue. Our insurance business may lose business or suffer decreased revenues if one or more of its significant distributors consolidate or align themselves with other companies. While our insurance business has not been materially affected by consolidation to date, it may be affected by industry consolidation that occurs in the future, particularly if any of its significant clients are acquired by organizations that already possess the operations, services and products that it provides.

A downgrade in our insurance subsidiaries' claims paying ability or financial strength ratings could increase policy surrenders and withdrawals, adversely affecting relationships with distributors and reducing new policy sales.

Participants in the insurance industry use ratings from independent ratings agencies, such as A.M. Best and KBRA, as an important means of assessing the financial strength and quality of insurers, including their ability to pay claims. In setting its ratings, A.M. Best and KBRA perform quantitative and qualitative analyses of a company's balance sheet strength, operating performance and business profile. A.M. Best financial strength ratings range from "A++" (Superior) to "F" for insurance companies that have been publicly placed in liquidation. KBRA's ratings range from AAA (extremely strong) to R (under regulatory supervision).

Currently, A.M. Best has assigned a financial strength of "A-" (Excellent) (Outlook Stable) and KBRA has assigned a financial strength rating of "A–" (Outlook Stable) to our insurance subsidiaries. A.M. Best and KBRA assign ratings that are intended to provide an independent opinion of an insurance company's ability to meet its obligations to policyholders. These analyses include comparisons to peers and industry standards as well as assessments of operating plans, philosophy and management. A.M. Best and KBRA periodically review our insurance subsidiaries' financial strength ratings and may, at their discretion, revise downward or revoke their ratings based primarily on their analyses of our insurance subsidiaries' balance sheet strength (including capital adequacy and loss adjustment expense reserve adequacy), operating performance and business profile. Other independent ratings agencies may also assign our insurance subsidiaries' financial strength ratings in the future, and these ratings may be below expectations. Factors that could affect such analyses include:

- if our insurance subsidiaries change their business practices from their organizational business plan in a manner that no longer supports A.M. Best's or KBRA's ratings;
- if unfavorable financial, regulatory or market trends affect our insurance subsidiaries, including excess market capacity;

- if our insurance subsidiaries' losses exceed their loss reserves;
- if our insurance subsidiaries have unresolved issues with government regulators;
- if our insurance subsidiaries are unable to retain their senior management or other key personnel;
- if our insurance subsidiaries' investment portfolio incurs significant losses; or
- if A.M. Best or KBRA alters its capital adequacy assessment methodology in a manner that would adversely affect our insurance subsidiaries' ratings.

These and other factors could result in a downgrade of our insurance subsidiaries' financial strength ratings. A downgrade or withdrawal of our insurance subsidiaries' ratings could result in any of the following consequences, among others:

- causing our insurance subsidiaries' current and future distribution partners and insureds to choose other, more highly-rated competitors;
- increasing the cost or reducing the availability of reinsurance to our insurance subsidiaries; or
- severely limiting or preventing our insurance subsidiaries from writing new and renewal insurance contracts.

In addition, in view of the earnings and capital pressures experienced by many financial institutions, including insurance companies, it is possible that rating organizations will heighten the level of scrutiny that they apply to such institutions, will increase the frequency and scope of their credit reviews, will request additional information from the companies that they rate or will increase the capital and other requirements employed in the rating organizations' models for maintenance of certain ratings levels. We can offer no assurance that our insurance subsidiaries' ratings will remain at their current levels. It is possible that such reviews of our insurance subsidiaries may result in adverse ratings consequences, which could have a material adverse effect on our insurance subsidiaries' business, results of operations, financial condition and cash flows.

If market conditions cause reinsurance to be more costly or unavailable, our insurance subsidiaries may be required to bear increased risks or reduce the level of their underwriting commitments.

Our insurance subsidiaries' reinsurance facilities are generally subject to annual renewal. They may not be able to maintain their current reinsurance facilities and their customers may not be able to continue to operate their captive reinsurance companies. As a result, even where highly desirable or necessary, they may not be able to obtain other reinsurance facilities in adequate amounts and at favorable rates. If our insurance subsidiaries are unable to renew their expiring facilities or to obtain or structure new reinsurance facilities, either their net exposures would increase or, if they are unwilling to bear an increase in net exposures, they may have to reduce the level of their underwriting commitments. Either of these potential developments could have a material adverse effect on their business, results of operations, financial condition and cash flows.

Our insurance subsidiaries' failure to accurately pay claims in a timely manner could have a material adverse effect on their business, results of operations, financial condition and cash flows.

Our insurance subsidiaries must accurately and timely evaluate and pay claims that are made under their policies. Many factors affect their ability to pay claims accurately and timely, including the training and experience of their claims representatives, including their distribution partners, the effectiveness of their management, and their ability to develop or select and implement appropriate procedures and systems to support their claims functions and other factors. Their failure to pay claims accurately and timely could lead to regulatory and administrative actions or material litigation, undermine their reputation in the marketplace and have a material adverse effect on their business, financial condition, results of operations and cash flows. In addition, if our insurance subsidiaries do not manage their distribution partners effectively, or if their distribution partners are unable to effectively handle their volume of claims, their ability to handle an increasing workload could be adversely affected. In addition to potentially requiring that growth be slowed in the affected markets, our insurance subsidiaries' business could suffer from decreased quality of claims work which, in turn, could have a material adverse effect on their operating margins.

Our insurance subsidiaries may incur losses if reinsurers are unwilling or unable to meet their obligations under reinsurance contracts.

Our insurance subsidiaries use reinsurance to reduce the severity and incidence of claims costs, and to provide relief with regard to certain reserves. Under these reinsurance arrangements, other insurers assume a portion of our losses and related expenses; however, we remain liable as the direct insurer on all risks reinsured. Consequently, reinsurance arrangements do not eliminate our obligation to pay claims and we assume credit risk with respect to our ability to recover amounts due from reinsurers. The inability or unwillingness of any reinsurer to meet its financial obligations could negatively affect our business, results of operations, financial condition and cash flows. As credit risk is generally a function of the economy, our insurance subsidiaries face a greater credit risk in an economic downturn. While our insurance subsidiaries attempt to manage credit risks through underwriting guidelines, collateral requirements and other oversight mechanisms, their efforts may not be successful. For example, to reduce such credit risk, our insurance subsidiaries require certain third parties to post collateral for some or all of their obligations to them. In cases where our insurance subsidiaries receive letters of credit from banks as collateral and one of their counterparties is unable to honor its obligations, our insurance subsidiaries are exposed to the credit risk of the banks that issued the letters of credit.

New lines of business, new products and services or new geographic markets may subject our insurance subsidiaries to additional risks.

From time to time, our insurance subsidiaries may implement new lines of business, offer new products and services within existing lines of business, or expand into new geographic markets. In addition, our insurance subsidiaries will continue to make investments in development and marketing for new products and services. There are substantial risks and uncertainties associated with these efforts. In developing and marketing new lines of business, new products or services and/or expansions into new geographic markets, our insurance subsidiaries may invest significant time and resources. Initial timetables for the development and introduction of new lines of business and/or new products or services and/or expansions into new geographies, may not be achieved and price and profitability targets may not prove feasible. Furthermore, new lines of business and/or new product or service offerings may not gain market acceptance. Our insurance subsidiaries also may not gain market acceptance in new geographies. External factors, such as compliance with regulations, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, the burden on management and our insurance subsidiaries' IT of introducing any new line of business or new product or service and/or new geographic market could have a significant impact on the effectiveness of their system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on our insurance subsidiaries' business, financial condition, results of operations and cash flows.

If our insurance subsidiaries fail to manage future growth effectively, their business, results of operations, financial condition and cash flows would be harmed.

Our insurance subsidiaries have expanded their operations significantly and anticipate that further expansion will be required in order for them to significantly grow their business. In particular, they may require additional capital, systems development and skilled personnel. Their growth has placed and may continue to place increasing and significant demands on their management, operational and financial systems and infrastructure and their other resources. If our insurance subsidiaries do not effectively manage their growth, the quality of their services could suffer, which could harm their business, results of operations, financial condition and cash flows. In order to manage future growth, they may need to hire, integrate and retain highly skilled and motivated employees. Our insurance subsidiaries may not be able to hire new employees quickly enough to meet their needs. If they fail to effectively manage their hiring needs and successfully integrate new hires, their efficiency and their employee morale, productivity and retention could suffer, and their business, results of operations, financial condition and cash flows could be harmed. They may also be required to continue to improve their existing systems for operational and financial management, including their reporting systems, procedures and controls. These improvements may require significant capital expenditures and place increasing demands on their management. They may not be successful in managing or expanding their operations or in maintaining adequate financial and operating systems and controls. If they do not successfully implement any required improvements in these areas, their business, results of operations, financial condition and cash flows could be harmed.

The effects of emerging claim and coverage issues on our insurance subsidiaries' business are uncertain.

As industry practices and economic, legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may have a material adverse effect on our insurance subsidiaries' business by either extending coverage beyond their underwriting intent or by increasing the number or size of claims. In some instances, these emerging issues may not become apparent for some time after they have issued the affected insurance policies. As a result, the full extent of liability under their insurance policies may not be known until many years after the policies are issued. In addition, the potential passage of new legislation designed to expand the right to sue, to remove limitations on recovery, to extend the statutes of limitations or otherwise to repeal or weaken tort reforms could have an adverse impact on their business. The effects of these and other unforeseen emerging claim and coverage issues are difficult to predict and could harm their business and have a material adverse effect on their results of operations.

Our insurance subsidiaries' international operations expose them to investment, political and economic risks, including foreign currency and credit risk.

Our insurance subsidiaries' expanding international operations in the United Kingdom, continental Europe and the Asia-Pacific region, expose them to increased investment, political and economic risks, including foreign currency exchange rate risk with certain assets and liabilities, and credit risk. Changes in the value of the U.S. dollar relative to the value of the British Pound Sterling, Euro and other currencies in the jurisdictions in which they operate could have a material adverse effect on their business, results of operations, financial condition and cash flows. Their investments in non-U.S.-denominated assets are subject to fluctuations in non-U.S. securities and currency markets, and those markets can be volatile. Non-U.S. currency fluctuations also affect the value of any dividends paid by their non-U.S. subsidiaries to their parent companies in the United States.

Our insurance subsidiaries use AI, machine learning and statistical models to assist their decision-making in key areas, such as underwriting, claims, reserving, and catastrophe risk, but actual results could differ materially from the model outputs and related analyses.

Our insurance subsidiaries use various modeling techniques, including Stochastic, Bayesian statistics, classification, regression, clustering and other advanced machine learning techniques along with data analytics to analyze and estimate loss trends and other risks associated with their underwriting and claims operations. Our insurance subsidiaries use the modeled outputs and related analyses to assist them in certain decisions involving underwriting, pricing, claims, reserving, reinsurance, and catastrophe risk. The assumptions used in deriving modeled outputs and related analyses are subject to uncertainties, model errors and the limitations of historical internal and industry data. In addition, the modeled outputs and related analyses may from time to time contain inaccuracies, which could have a material adverse effect on our insurance subsidiaries' results of operations, if, based upon these models, they misprice their products, underestimate the frequency and/or severity of loss events, or overestimate the risks they are exposed to. Persistent inaccuracies may adversely impact new business growth and retention of our insurance subsidiaries' existing clients which could have a material adverse effect on our insurance subsidiaries' results of operations and financial condition.

Our businesses could be adversely affected by the loss of one or more key executives or by an inability to attract and retain qualified personnel.

The success of our businesses depends on their ability to attract and retain experienced personnel and seasoned key executives who are knowledgeable about their industry and business. The pool of talent from which they actively recruit is limited and may fluctuate based on market dynamics specific to their industry and independent of overall economic conditions. As such, higher demand for employees having the desired skills and expertise could lead to increased compensation expectations for existing and prospective personnel, making it difficult for them to retain and recruit key personnel and maintain labor costs at desired levels. Should any of their key executives cease to be employed by them, or if they are unable to retain and attract talented personnel, they may be unable to maintain their current competitive position in the specialized markets in which they operate, which could have a material adverse effect on their results of operations.

Our insurance subsidiaries' continued growth depends in part on their ability to continue to grow their customer base.

Increasing the customer base of our insurance subsidiaries will depend, to a significant extent, on their ability to effectively expand their sales and marketing activities, as well as their partner ecosystem and other customer referral sources. They may not be able to recruit qualified sales and marketing personnel, train them to perform and achieve an acceptable level of sales production from them on a timely basis or at all. If our insurance subsidiaries are unable to maintain effective sales and marketing activities and maintain and expand their partner network, their ability to attract new customers could be harmed and their business, results of operations, financial condition and cash flows would suffer.

Our insurance subsidiaries may not be able to effectively start up or integrate new program opportunities, and they may invest in new program opportunities or initiatives that are ultimately unsuccessful.

Our insurance subsidiaries' ability to grow their business depends, in part, on their creation, implementation and acquisition of new insurance programs that are profitable and fit within their business model. New program launches as well as resources to integrate business acquisitions are subject to many obstacles, including ensuring they have sufficient business and systems processes, determining appropriate pricing, obtaining reinsurance, assessing opportunity costs and regulatory burdens and planning for internal infrastructure needs. If they cannot accurately assess and overcome these obstacles or they improperly implement new insurance programs, their ability to grow profitably will be impaired. Additionally, they may be unsuccessful in identifying new program opportunities, or they may be unable to develop or market new programs or initiatives in a timely or cost-effective manner. In addition, new programs or initiatives may not achieve the market penetration or price levels necessary for profitability. If they are unable to develop timely enhancements to, and new features for, their existing programs and services or if they are unable to develop new programs and services, their programs and services may become less marketable and less competitive, and their business, results of operations, financial condition and cash flows would be harmed.

If our businesses are unable to maintain a high level of service, their business, results of operations, financial condition and cash flows may be harmed.

One of the key attributes of our various businesses is providing high quality service to their partners and customers. They may be unable to sustain these levels of service, which would harm their reputation and our business. Alternatively, they may only be able to sustain high levels of service by significantly increasing their operating costs, which would materially and adversely affect their results of operations. The level of service they are able to provide depends on their personnel to a significant extent. Their personnel must be well-trained in their processes and able to handle customer calls effectively and efficiently. Any inability of their personnel to meet service level demands, whether due to absenteeism, training, turnover, disruptions at their facilities, including due to health emergencies, such as pandemics, bad weather, power outages or other reasons, could adversely impact their business. If they are unable to maintain high levels of service performance, their reputation could suffer and their business, results of operations, financial condition and cash flows would be harmed.

Our business's results of operations have in the past varied from quarter to quarter and may not be indicative of our long-term prospects.

Our business's results of operations are subject to fluctuation and have historically varied from quarter to quarter. We expect our quarterly results to continue to fluctuate in the future due to a number of factors, including the general economic conditions in the markets where we operate, the frequency, occurrence or severity of catastrophic or other insured events or otherwise, fluctuating interest rates, claims exceeding our insurance subsidiaries' loss reserves, competition in the industries in which our subsidiaries operate, deviations from expected renewal rates of existing policies and contracts, adverse investment performance and the cost of reinsurance coverage.

In particular, our insurance subsidiaries seek to underwrite products and make investments to achieve favorable returns on tangible stockholders' equity over the long-term. In addition, their opportunistic nature may result in fluctuations in gross written premiums from period to period as they concentrate on underwriting contracts that they believe will generate better long-term, rather than short-term, results. Accordingly, their short-term results of operations may not be indicative of their long-term prospects.

The industries in which our businesses operate are cyclical in nature.

The financial performance of the insurance industry has historically fluctuated with periods of lower premium rates and excess underwriting capacity resulting from increased competition (a "soft market") followed by periods of higher premium rates and reduced underwriting capacity resulting from decreased competition (a "hard market"). Soft markets occur when the supply of insurance capital in a given market or territory is greater than the amount of insurance coverage demanded by all potential insureds in that market. When this occurs, insurance prices tend to decline and policy terms and conditions become more favorable to insureds. Conversely, hard markets occur when there is not enough insurance capital capacity in the market to meet the needs of potential insureds, causing insurance prices to generally rise and policy terms and conditions to become more favorable to insurers. Although an individual insurance company's financial performance depends on its own specific business characteristics, the profitability of most P&C insurance companies tends to follow this cyclical market pattern. Further, this cyclical market pattern can be more pronounced in the E&S market than in the standard insurance market. When the standard insurance market hardens, the E&S market typically hardens, and growth in the E&S market can be significantly more rapid than growth in the standard insurance market. Similarly, when conditions begin to soften, many customers that were previously driven into the E&S market may return to the admitted carrier market, exacerbating the effects of rate decreases. Some of our insurance subsidiaries' specialty programs are exposed to these hard and soft market cycles. Our insurance subsidiaries' business generally impacted by P&C commercial market cycles is primarily reported in their property and short-tail, general liability and professional liability lines. Across these lines, they manage various multiline and monoline programs that are impacted in different ways by market cycles. Currently, our insurance subsidiaries believe the following specialty programs and lines of business are in, to varying degrees, a hard market: programs in the property and short-tail lines; within general liability line of business, contractors, excess liability and manufactured home parks programs; and programs in the professional liability line of business. Our insurance subsidiaries seek to limit the potential impact of these trends through their underwriting process that includes, but is not limited to, maintaining a diverse book of business with exposures to various lines, and products, limiting their risk exposures through reinsurance, carefully crafting their underwriting guidelines and monitoring how their distribution partners adhere to those guidelines. Additionally, our insurance subsidiaries believe that other insurance lines, specifically personal lines and alternative risks, are not influenced by the hard and soft market cycles to the same degree as P&C commercial lines.

Furthermore, adverse economic factors, including recession, inflation, periods of high unemployment or lower economic activity, could result in the sale of fewer policies than expected or an increase in the frequency of claims and premium defaults, and even the falsification of claims, or a combination of these effects, which, in turn, could affect our insurance subsidiaries' growth and profitability. In an economic downturn that is characterized by higher unemployment, declining spending and reduced corporate revenue, the demand for insurance products is generally adversely affected, which directly affects their premium levels and profitability. Negative economic factors may also affect their ability to receive the appropriate rate for the risk they insure with their policyholders and may adversely affect the number of policies they can write, and their opportunities to underwrite profitable business. In an economic downturn, our insurance subsidiaries' customers may have less need for insurance coverage, cancel existing insurance policies, modify their coverage or not renew their policies. Existing policyholders may exaggerate or even falsify claims to obtain higher claims payments. Some of our insurance subsidiaries' lines of business that provide reconstruction, replacement or repair benefits may be negatively affected by higher rates for labor or the cost of replacement parts, and they have also experienced temporarily higher claims severities, in particular for their service contracts lines of business. In addition, high inflation may impact the creditworthiness of reinsurers and counterparties that our insurance subsidiaries contract with, which may negatively impact the ability of such parties to make timely payments pursuant to our insurance subsidiaries' contracts with them. These outcomes would reduce their underwriting profit to the extent these factors are not reflected in the rates they charge, including to the extent their distribution partners are unable or unwilling to effectively implement pricing or coverage to mitigate these impacts.

The financial performance of the mortgage segment largely depends on the health of the U.S. residential real estate industry, which is seasonal, cyclical, and affected by changes in general economic conditions beyond our control. Economic factors such as increased interest rates, slow economic growth or recessionary conditions, the pace of home price appreciation or the lack of it, changes in household debt levels, and increased unemployment or stagnant or declining wages affect our clients' income and thus their ability and willingness to make loan payments. National or global events affect all such macroeconomic conditions. Weak or a significant deterioration in economic conditions reduce the amount of disposable income consumers have, which in turn reduces consumer spending and the willingness of qualified potential clients to take out loans. As a result, such economic factors affect loan origination volume.

If our insurance subsidiaries are not able to maintain and enhance their brand, their business and results of operations will be harmed. Damage to their reputation and negative publicity could have a material adverse effect on their business, results of operations, financial condition and cash flows.

We believe that maintaining and enhancing our insurance subsidiaries' brand identity is critical to their relationships with their existing customers and partners and to their ability to attract new customers and partners. They also intend to grow their brand awareness among consumers and potential program partners in order to further expand their reach and attract new customers and program partners. The promotion of their brand in these and other ways may require them to make substantial investments and it is anticipated that, as their market becomes increasingly competitive, these branding initiatives may become increasingly difficult and expensive. Our insurance subsidiaries' brand promotion activities may not be successful or yield increased revenue, and to the extent that these activities yield increased revenue, the increased revenue may not offset the expenses they incur and their results of operations could be harmed. If they do not successfully maintain and enhance their brand, their business may not grow and they could lose their relationships with customers or partners, which would harm their business, results of operations, financial condition and cash flows.

Our insurance subsidiaries may be adversely affected by negative publicity relating to brand and activities. For instance, if their brand receives negative publicity, the number of customers visiting their platforms could decrease, and their cost of acquiring customers could increase as a result of a reduction in the number of consumers coming from their direct customer acquisition channel.

Our business's risk management policies and procedures may prove to be ineffective and leave them exposed to unidentified or unanticipated risk, which could adversely affect their business, results of operations, financial condition or cash flows.

Our businesses have developed and continue to develop enterprise-wide risk management policies and procedures to mitigate risk and loss to which they are exposed. There are, however, inherent limitations to risk management strategies because there may exist, or develop in the future, risks that they have not appropriately anticipated or identified. If their risk management policies and procedures are ineffective, they may suffer unexpected losses and could be materially adversely affected. As their business changes and the markets in which they operate evolve, their risk management framework may not evolve at the same pace as those changes. As a result, there is a risk that new products or new business strategies may present risks that are not appropriately identified, monitored or managed. In times of market stress, unanticipated market movements or unanticipated claims experience, the effectiveness of their risk management strategies may be limited, resulting in losses to them. In addition, there can be no assurance that they can effectively review and monitor all risks or that all of their employees will follow their risk management policies and procedures.

Moreover, state legislatures and regulators have increased their focus on risks within an insurer's holding company system that may pose enterprise risk to insurers and within mortgage originators that may pose risk to borrowers. Our insurance and mortgage subsidiaries operate within an enterprise risk management ("ERM") framework designed to assess and monitor their risks. However, there can be no assurance that they can effectively review and monitor all risks, or that all of their employees will operate within the ERM framework or that their ERM framework will result in their accurately identifying all risks and accurately limiting their exposures based on our business's assessments.

Our insurance subsidiaries may not be able to generate sufficient cash to service all of their indebtedness and may be forced to take other actions to satisfy their obligations under their indebtedness, which may not be successful.

Our insurance subsidiaries' ability to make scheduled payments on or refinance their debt obligations depends on their financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond their control. They may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal and interest on their indebtedness.

If their cash flows and capital resources are insufficient to fund their debt service obligations, they could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures, or to dispose of material assets or operations, alter their dividend policy, seek additional debt or equity capital or restructure or refinance their indebtedness. They may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow them to meet their scheduled debt service obligations. The instruments that will govern their indebtedness may restrict their ability to dispose of assets and may restrict the use of proceeds from those dispositions and may also restrict their ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. They may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations when due.

Our insurance subsidiaries' inability to generate sufficient cash flows to satisfy their debt obligations, or to refinance their indebtedness on commercially reasonable terms or at all, may materially adversely affect their business, results of operations, financial condition and cash flows.

Restrictive covenants in the agreements governing our indebtedness may restrict our ability to operate our business and may restrict our insurance subsidiaries' ability to pursue our business strategies.

The agreements governing our and our insurance subsidiaries' indebtedness contain a number of restrictive covenants that impose significant operating and financial restrictions and may limit our ability to operate and our insurance subsidiaries' ability to pursue their business strategies or undertake actions that may be in our or their best interests, as applicable.

The Tiptree Credit Agreement includes covenants restricting, among other things, our ability to:
- pledge Fortegra common stock;
- incur or guarantee additional debt;
- incur liens;
- make negative pledges;
- make junior payments;
- make investments or complete acquisitions or dispositions of assets;
- complete mergers, consolidations and dissolutions;
- enter into transactions with affiliates;
- prepay certain debt; and
- otherwise conduct our business.

The agreements governing our insurance subsidiaries' indebtedness include covenants restricting, among other things, their ability to:
- incur or guarantee additional debt;
- incur liens;
- complete mergers, consolidations and dissolutions;
- enter into transactions with affiliates;
- pay dividends or other distributions;
- sell certain of their assets that have been pledged as collateral; and
- undergo a change in control.

A breach of the covenants under the Tiptree Credit Agreement, the respective indentures that govern the Notes and the Fortegra Credit Agreement, could result in an event of default. Such default may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In the event our lenders or our insurance subsidiaries' lenders or noteholders accelerate the repayment of their indebtedness, we or they and their subsidiaries may not have sufficient assets to repay that indebtedness. As a result of these restrictions, we and our insurance subsidiaries may be:

- unable to raise additional debt or equity financing to operate during general economic or business downturns; or
- unable to operate or compete effectively or to take advantage of new business opportunities.

These restrictions may affect our and our insurance subsidiaries' ability to grow in accordance with our or their respective strategies. In addition, our or their respective financial results, substantial indebtedness and credit ratings could materially adversely affect the availability and terms of future financing.

Retentions in various lines of business expose our insurance subsidiaries to potential losses.

Our insurance subsidiaries retain risk for their own account on business underwritten by their insurance subsidiaries. The determination to reduce the amount of reinsurance they purchase, or not to purchase reinsurance for a particular risk, customer segment or category is based on a variety of factors, including market conditions, pricing, availability of reinsurance, their capital levels and their loss history. Such determinations increase their financial exposure to losses associated with such risks, customer segments or categories and, in the event of significant losses associated with such risks, customer segments or categories, could have a material adverse effect on their business, results of operations, financial condition and cash flows.

The exit of the United Kingdom from the European Union could adversely affect our insurance subsidiaries' business.

The United Kingdom ceased to be a part of the EU on December 31, 2020 (which is commonly referred to as "Brexit"). Aspects of the relationship between the United Kingdom and the EU remain to be negotiated and their relationship will continue to evolve, including with respect to the cross-border provision of products and services and related compliance requirements. The effects of Brexit on our insurance subsidiaries' business will depend on the manner in which it is implemented and any other relevant agreements between the United Kingdom and the EU, among other factors. For example, the United Kingdom ratified a trade and cooperation agreement governing its future relationship with the EU. Among other things, the agreement, which became effective in mid-2021, addresses trade, economic arrangements, law enforcement, judicial cooperation and governance. Because the agreement merely sets forth a framework in many respects that requires complex additional bilateral negotiations between the United Kingdom and the EU, significant uncertainty remains about how the precise terms of the relationship between the parties will differ from the terms before withdrawal. Because our insurance subsidiaries conduct business in both the United Kingdom and the EU and because they rely on their Malta insurance subsidiary's ability to conduct business in the United Kingdom, they face risks associated with the uncertainty and disruptions relating to Brexit, including the risk of additional regulatory and other costs and challenges and/or limitations on their ability to sell particular products and services. As a result, the ongoing uncertainty surrounding Brexit could have a material adverse effect on their business (including their European growth plans), results of operations, financial condition and cash flows.

Proposed or potential industry or legislative developments in the E&S market could further increase competition in our insurance subsidiaries' industry and have a material adverse effect on their premiums, underwriting results and profits.

A number of new, proposed or potential industry or legislative developments could further increase competition in the E&S market and have a material adverse effect on our insurance subsidiaries' premiums, underwriting results and profits. These developments include:

- Changing distribution practices caused by the internet, including shifts in the way in which E&S insurance is purchased by consumers. Our insurance subsidiaries currently depend largely on distribution through third-party agents and brokers. If their distribution model were to be significantly altered by changes in the way E&S insurance is regulated, marketed, or sold including, without limitation, through the use of the internet, it could have a material adverse effect on our insurance subsidiaries' premiums, underwriting results and profits;

- Admitted products may be preferred from a regulatory or legislative perspective in certain jurisdictions; and

- The market for E&S as compared to admitted products may shift based on the availability of admitted products at competitive prices and consumer, agent or broker preferences, among other factors.

Due to the structure of some of our insurance business's commissions, it is exposed to risks related to the creditworthiness of some of its independent agents and program partners.

Our insurance business is subject to the credit risk of some of the independent agents and program partners with which it contracts to sell its products and services. Our insurance business typically advances commissions as part of its product offerings. These advances are a percentage of the premiums charged. If our insurance business over-advances such commissions, the agents and program partners may not be able to fulfill their payback obligations, which could have a material adverse effect on our insurance businesses, results of operations and financial condition.

Failure of our insurance subsidiaries' distribution partners to properly market, underwrite or administer policies could adversely affect our insurance subsidiaries.

The marketing, underwriting, claims administration and other administration of policies in connection with our insurance subsidiaries' issuing carrier services are the responsibility of their distribution partners. Any failure by them to properly handle these functions could result in liability to our insurance subsidiaries. Even though their distribution partners may be required to compensate them for any such liability, there are risks that they do not pay them because such partners become insolvent or otherwise. Any such failures could create regulatory issues or harm our insurance subsidiaries' reputation, which could have a material adverse effect on their business, results of operations, financial condition and cash flows.

Third-party vendors our businesses rely upon to provide certain business and administrative services on their behalf may not perform as anticipated, which could have an adverse effect on their business, results of operations, financial condition and cash flows.

Our businesses have taken action to reduce coordination costs and take advantage of economies of scale by transitioning multiple functions and services to third-party providers. They periodically negotiate provisions and renewals of these relationships, and there can be no assurance that such terms will remain acceptable to us or such third parties. If such third-party providers experience disruptions or do not perform as anticipated, or our businesses experience problems with a transition to a third-party provider, they may experience operational difficulties, an inability to meet obligations (including policyholder obligations), a loss of business and increased costs, or suffer other negative consequences, all of which may have a material adverse effect on their business, results of operations, liquidity and cash flows.

Our insurance subsidiaries may act based on inaccurate or incomplete information regarding the accounts they underwrite.

Our insurance subsidiaries rely on information provided by insureds or their representatives when underwriting insurance policies. While they may make inquiries to validate or supplement the information provided, they may make underwriting decisions based on incorrect or incomplete information. It is possible that they will misunderstand the nature or extent of the activities or facilities and the corresponding extent of the risks that they insure because of their reliance on inadequate or inaccurate information.

Any failure to protect or enforce our insurance subsidiaries' intellectual property rights could impair their intellectual property, technology platform and brand. In addition, they may be sued by third parties for alleged infringement of their proprietary rights.

Our insurance subsidiaries' success and ability to compete depend in part on their ability to establish, maintain, protect and enforce their intellectual property and proprietary rights, which includes their rights in their technology platform and their brand. Our insurance subsidiaries primarily rely on a combination of intellectual property rights, such as copyrights, trade secrets and trademarks, in addition to confidentiality agreements, procedures and contractual provisions with their employees, clients, service providers, partners and other third parties to establish, maintain, protect and enforce their proprietary or confidential information and intellectual property rights. Our insurance subsidiaries also rely on agreements under which they contract to own, or license rights to use, intellectual property developed by employees, contractors and other third parties. In addition, while they generally enter into confidentiality agreements with employees and third parties to protect their trade secrets, know-how, business strategy and other proprietary information, such confidentiality agreements could be breached or otherwise may not provide meaningful protection for their trade secrets and know-how. Similarly, while they seek to enter into agreements with all of their employees who develop intellectual property during their employment to assign the rights in such intellectual property to our insurance subsidiaries, they may fail to enter into such agreements with all relevant employees, such agreements may be breached or may not be self-executing, and they may be subject to claims that such employees misappropriated relevant rights from their previous employers.

The steps our insurance subsidiaries take to protect their intellectual property may be inadequate and despite their efforts to protect their proprietary rights and intellectual property, unauthorized parties may attempt to copy aspects of their solutions or to obtain and use information that they regard as proprietary, and third parties may attempt to independently develop similar technology. Policing unauthorized use of their technology and intellectual property rights may be difficult and may not be effective.

Litigation brought to protect and enforce their intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of their intellectual property. The litigation process is subject to inherent uncertainties, and they may not prevail in litigation matters regardless of the merits of their position. Further, adequate remedies may not be available in the event of an unauthorized use or disclosure of their trade secrets. Additionally, their efforts to enforce their intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability and scope of their intellectual property rights. Our insurance subsidiaries' failure to secure, protect, defend and enforce their intellectual property rights could adversely affect their brand and adversely affect their business.

Our insurance subsidiaries' success also depends in part on them not infringing, misappropriating or otherwise violating the intellectual property rights of others. Their competitors and other third parties may own or claim to own intellectual property relating to our insurance subsidiaries' industry and, in the future, may claim that our insurance subsidiaries are infringing, misappropriating or otherwise violating their intellectual property rights, and our insurance subsidiaries may be found to be infringing on such rights. The outcome of any claims or litigation, regardless of the merits, is inherently uncertain. The disposition of any such claims, whether through settlement or licensing discussions or litigation, could cause our insurance subsidiaries to incur significant expenses and, if successfully asserted against them, could require that they pay substantial damages or ongoing royalty payments, prevent them from offering certain of their products and services, require them to change their technology or business practices or require that they comply with other unfavorable terms. Even if our insurance subsidiaries were to prevail in such a dispute, any litigation could be costly and time-consuming, divert the attention of their management and key personnel from their business operations and materially adversely affect their business, financial condition and results of operations.

Our businesses employ third-party licensed software, and the inability to maintain these licenses, errors in the software they license or the terms of open source licenses could result in increased costs or reduced service levels, which would adversely affect their business.

Our businesses rely on certain third-party software obtained under licenses from other companies and anticipate that they will continue to rely on such third-party software in the future. Although they believe that there are commercially reasonable alternatives to the third-party software they currently license, this may not always be the case, or it may be difficult or costly to replace their existing third-party software. In addition, integration of new third-party software may require significant work and require substantial investment of their time and resources. Our business's use of additional or alternative third-party software would require them to enter into license agreements with third parties, which may not be available on commercially reasonable terms or at all. Many of the risks associated with the use of third-party software cannot be eliminated, and these risks could negatively impact their respective business.

Additionally, some of the software powering our business's technology systems incorporates software covered by open source licenses. The terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that the licenses could be construed in a manner that imposes unanticipated conditions or restrictions on their ability to operate their systems. In the event that portions of their proprietary software are determined to be subject to an open source license, they could be required to publicly release the affected portions of their source code, which could allow our business's clients and competitors to freely use such source code without compensation to us, or re-engineer all or a portion of their technology systems, each of which could reduce or eliminate the value of their technology systems. While our businesses take steps to monitor the use of all software covered by open source licenses in our technology systems to ensure that no such software is used in such a way as to require us to disclose the source code to the related technology when they do not wish to do so, such use could inadvertently occur and could harm our businesses, results of operations, financial condition and cash flows. In addition, the source code for open source software is publicly available, which may make it easier for hackers and other third parties to determine how to breach our business's systems that rely on open source software and may present additional security risks. Such risk could be difficult or impossible to eliminate and could adversely affect our business's results of operations, financial condition and cash flows. Such risk could be difficult or impossible to eliminate and could adversely affect our business's results of operations, financial condition and cash flows.

Our mortgage business's MSRs are highly volatile assets with continually changing values, and these changes in value, or inaccuracies in estimates of their value, could adversely affect our mortgage business's financial condition and results of operations.

On October 31, 2025, Tiptree entered into the Reliance Purchase Agreement whereby the Reliance Buyer will acquire from the Reliance Sellers, pursuant to the terms of the Reliance Purchase Agreement, all of the issued and outstanding membership interests of Reliance for an amount equal, in U.S. dollars, to the sum of (a) the product of (i) the Tangible Book Value (as defined in the Reliance Purchase Agreement) of Reliance as of the closing of the transaction and (ii) 93.50%; less (b) Transaction Expenses (as defined in the Reliance Purchase Agreement); less (c) Unpaid Taxes (as defined in the Reliance Purchase Agreement); less (d) the Specified Tax Liability (as defined in the Reliance Purchase Agreement); plus (e) the Specified Cash Amount (as defined in the Reliance Purchase Agreement) and the Cash Contribution At Closing Amount (as defined in the Reliance Purchase Agreement) (collectively, the "Reliance Transaction").

The value of our mortgage business's mortgage servicing rights ("MSRs") is based on the cash flows projected to result from the servicing of the related mortgage loans and continually fluctuates due to a number of factors. These factors include changes in interest rates; historically, the value of MSRs has increased when interest rates rise as higher interest rates lead to decreased prepayment rates, and has decreased when interest rates decline as lower interest rates lead to increased prepayment rates and refinancings. Other market conditions also affect the number of loans that are refinanced and thus no longer result in cash flows, and the number of loans that become delinquent. Pursuant to the Reliance Purchase Agreement, if MSR values decrease and that reduces the Tangible Book Value (as defined in the Reliance Purchase Agreement) of Reliance as of the closing date, then Tiptree may receive fewer gross proceeds from the Reliance Sale.

Our mortgage business uses two external valuation firms to fair value its MSR assets. These valuation firms utilize market participant data and actual MSR market trades to value our MSRs for purposes of financial reporting, These models are complex and use asset-specific collateral data and market inputs for interest and discount rates. In addition, the modeling requirements of MSRs are complex because of the high number of variables that drive cash flows associated with MSRs, and because of the complexity involved with anticipating such variables over the life of the MSR. Even if the general accuracy of their valuation models is validated, valuations are highly dependent upon the reasonableness of their assumptions and the results of the models. If loan delinquencies or prepayment speeds are higher than anticipated or other factors perform worse than modeled, the recorded value of certain of their MSRs may decrease, which could adversely affect their business and financial condition.

Our mortgage business is significantly impacted by interest rates. Changes in prevailing interest rates or U.S. monetary policies that affect interest rates may have a detrimental effect on our mortgage business.

Changes in interest rates and the level of interest rates are key drivers that impact the volatility of our mortgage loan originations. With regard to the portion of our mortgage business that is centered on refinancing existing mortgages, we generally note that the refinance market experiences more significant fluctuations than the purchase market as a result of interest rate changes, with the rate and term financing market impacted the most by the volatility in mortgage rates. As interest rates rise, refinancing generally becomes a smaller portion of the market as fewer consumers are interested in refinancing their mortgages. With regard to our purchase mortgage loan business, higher interest rates may also reduce demand for purchase mortgages as home ownership becomes more expensive. This could adversely affect our mortgage business's revenues or require our mortgage business to increase marketing expenditures in an attempt to increase or maintain its volume of mortgages. Decreases in interest rates can also adversely affect our mortgage business's financial condition, including the value of its MSRs. Pursuant to the Reliance Purchase Agreement, if MSR values decrease and that reduces the Tangible Book Value (as defined in the Reliance Purchase Agreement) of Reliance as of the closing date, then Tiptree may receive fewer gross proceeds from the Reliance Sale.

Changes in interest rates are also a key driver of the performance of our servicing business, particularly because our mortgage business's portfolio is composed primarily of MSRs related to high-quality loans, the values of which are highly sensitive to changes in interest rates. Historically, the value of MSRs has increased when interest rates rise as higher interest rates lead to decreased prepayment rates, and has decreased when interest rates decline as lower interest rates lead to increased prepayment rates. As a result, decreases in interest rates could have a detrimental effect on our mortgage business and may result in Tiptree receiving fewer gross proceeds from the Reliance Sale pursuant to the Reliance Purchase Agreement.

Borrowings under some of our mortgage business's finance and warehouse facilities are at variable rates of interest, which also expose us to interest rate risk. As interest rates increase, our mortgage business's debt service obligations on certain of its variable-rate indebtedness have increased even though the amount borrowed remains the same, and net income and cash flows, including cash available for servicing indebtedness, have correspondingly decreased. Our mortgage business currently has entered into, and in the future may continue to enter into, interest rate swaps that involve the exchange of floating for fixed-rate interest payments to reduce interest rate volatility. However, our mortgage business may not maintain interest rate swaps with respect to all of its variable-rate indebtedness, and any such swaps may not fully mitigate its interest rate risk, may prove disadvantageous, or may create additional risks.

In addition, our mortgage business is materially affected by the monetary policies of the U.S. government and its agencies. Our mortgage business is particularly affected by the policies of the Federal Reserve, which influence interest rates and impact the size of the loan origination market. In 2017, the Federal Reserve ended its quantitative easing program and started its balance sheet reduction plan. The Federal Reserve's balance sheet consists of U.S. Treasuries and mortgage-backed securities ("MBS") issued by Fannie Mae, Freddie Mac and Ginnie Mae. To shrink its balance sheet, the Federal Reserve had slowed the pace of MBS purchases to a point at which natural runoff exceeded new purchases, resulting in a net reduction. In response to the COVID-19 pandemic, state and federal authorities took several actions to provide relief to those negatively affected by COVID-19, such as the CARES Act and the Federal Reserve's support of the financial markets. The lasting results of these policies by the Federal Reserve are unknown at this time.

Our mortgage business is highly dependent upon programs administered by GSEs, such as Fannie Mae and Freddie Mac, as well as Ginnie Mae, to generate revenues through mortgage loan sales to institutional investors. Any changes in existing U.S. government-sponsored mortgage programs could materially and adversely affect our mortgage business, financial condition and results of operations.

There is uncertainty regarding the future of Fannie Mae and Freddie Mac, including with respect to how long they will continue to be in existence, the extent of their roles in the market and what forms they will have. The future roles of Fannie Mae and Freddie Mac could be reduced or eliminated and the nature of their guarantees could be limited or eliminated relative to historical measurements. The elimination or modification of the traditional roles of Fannie Mae or Freddie Mac could adversely affect our mortgage business, financial condition and results of operations. Furthermore, any discontinuation of, or significant reduction in, the operation of these GSEs and Ginnie Mae, or any significant adverse change in the level of activity of these agencies in the primary or secondary mortgage markets or in the underwriting criteria of these agencies could materially and adversely affect our business, financial condition and results of operations.

We may be unable to obtain sufficient capital to meet the financing requirements of our mortgage business.
We fund substantially all of the loans which we originate through borrowings under warehouse financing and repurchase facilities. Our borrowings are in turn repaid with the proceeds we receive from selling such loans through securitizations, and to a lesser extent given our business model, whole loan sales. As we expand our operations, we will require increased financing.

There can be no assurance that such financing will be available on terms reasonably satisfactory to us or at all. An event of default, an adverse action by a regulatory authority or a general deterioration in the economy that constricts the availability of credit-similar to the market conditions experienced in recent years-may increase our cost of funds and make it difficult for us to obtain new, or retain existing, warehouse financing facilities. If we fail to maintain, renew or obtain adequate funding under these warehouse financing facilities or other financing arrangements, or there is a substantial reduction in the size of or increase in the cost of such facilities, we would have to curtail our mortgage loan production activities, which could have a material adverse effect on our business, financial condition and operating results in our mortgage business.

If the value of the collateral underlying certain of our mortgage business's loan funding facilities decreases, they could be required to satisfy a margin call, and an unanticipated margin call could have a material adverse effect on their liquidity.

Certain of our mortgage business's loan funding, early buy-out facilities, and MSR-backed facilities are subject to margin calls based on the lender's opinion of the value of the loan collateral securing such financing and certain of their hedges related to newly originated mortgages are also subject to margin calls. A margin call would require our mortgage business to repay a portion of the outstanding borrowings. A large, unanticipated margin call could have a material adverse effect on their liquidity.

In our mortgage business, we may sustain losses and/or be required to indemnify or repurchase loans we originated, or will originate, if, among other things, our loans fail to meet certain criteria or characteristics.

Securitizations guaranteed by government agencies and contracts with purchasers of our mortgage loans contain provisions that require us to indemnify or repurchase the related loans under certain circumstances. While these contractual relationships vary, they contain provisions that require us to repurchase loans if:

- our representations and warranties concerning loan quality and loan circumstances are inaccurate, including representations concerning the licensing of a mortgage broker;

- we fail to secure adequate mortgage insurance within a certain period after closing;

- a mortgage insurance provider denies coverage; or

- we fail to comply, at the individual loan level or otherwise, with regulatory requirements in the current dynamic regulatory environment.

We maintain reserves that we believe are appropriate to cover potential loan repurchase or indemnification losses, but there can be no assurance that such reserves will, in fact, be sufficient to cover future repurchase and indemnification claims. If we are required to indemnify or repurchase loans that we originate and sell that result in losses that exceed our reserve, this could adversely affect our business, financial condition and results of operations.

Furthermore, in the ordinary course of our mortgage business, we are subject to claims made against us by borrowers and private investors arising from, among other things, losses that are claimed to have been incurred as a result of alleged breaches of fiduciary obligations, misrepresentations, errors and omissions of our employees, officers and agents (including our appraisers), incomplete documentation and our failure to comply with various laws and regulations applicable to our business.

In addition, should the mortgage loans we originate sustain higher levels of delinquencies and/or defaults, we may lose the ability to originate and/or sell FHA loans, or to do so profitably and investors to whom we currently sell our mortgage loans may refuse to continue to do business with us, or may reduce the prices they are willing to purchase our mortgage loans and it may be difficult or impossible to sell any of our mortgage loans in the future. Any of the foregoing risks could adversely affect our business, financial condition and results of operations in our mortgage business.

We may be limited in the future in utilizing net operating losses incurred during prior periods to offset taxable income.

We previously incurred net operating losses. In the event that we experience an "ownership change" within the meaning of Section 382 of the Code, our ability to use those net operating losses to offset taxable income could be subject to an annual limitation. The annual limitation would be equal to a percentage of our equity value at the time the ownership change occurred. In general, such an "ownership change" would occur if the percentage of our stock owned by one or more 5% stockholders (including certain groups or persons acting in concert) were to increase by 50 percentage points during any three-year period. All stockholders that own less than 5% of our stock are treated as a single 5% stockholder. In addition, the Treasury Regulations under Section 382 of the Code contain additional rules the effect of which is to make it more likely that an ownership change could be deemed to occur. Accordingly, our ability to use prior net operating losses to offset future taxable income would be subject to a limitation if we experience an ownership change.

We may leverage certain of our assets and a decline in the fair value of such assets may adversely affect our financial condition and results of operations.

We leverage certain of our assets, including through borrowings, generally through warehouse credit facilities, secured loans, securitizations and other borrowings. A rapid decline in the fair value of our leveraged assets may adversely affect us. Lenders may require us to post additional collateral to support the borrowing. If we cannot post the additional collateral, we may have to rapidly liquidate assets, which we may be unable to do on favorable terms or at all. Even after liquidating assets, we may still be unable to post the required collateral, further harming our liquidity and subjecting us to liability to lenders for the declines in the fair values of the collateral. A reduction in credit availability may adversely affect our business, financial condition and results of operations.

Our risk mitigation or hedging strategies could result in our experiencing significant losses that may materially adversely affect us.

We may pursue risk mitigation and hedging strategies to seek to reduce our exposure to losses from adverse credit events, interest rate changes, market risk and other risks. These strategies may include short Treasury positions, interest rate swaps, foreign exchange derivatives, credit derivatives, freight forward agreements, fuel oil swaps and other derivative hedging instruments. Since we account for derivatives at fair market value, changes in fair market value are reflected in net income other than derivative hedging instruments which are reflected in accumulated other comprehensive income in stockholders' equity. Some of these strategies could result in our experiencing significant losses that may materially adversely affect our business, financial condition and results of operations.

The values we record for certain investments and liabilities are based on estimates of fair value made by our management, which may cause our operating results to fluctuate and may not be indicative of the value we can realize on a sale.

Some of our investments and liabilities are not actively traded and the fair value of such investments and liabilities are not readily determinable. Each of these carrying values is based on an estimate of fair value by our management. Management reports the estimated fair value of these investments and liabilities quarterly, which may cause our quarterly operating results to fluctuate. Therefore, our past quarterly results may not be indicative of our performance in future quarters. In addition, because such valuations are inherently uncertain, in some cases based on internal models and unobservable inputs, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these investments and liabilities existed. As such, we may be unable to realize the carrying value upon a sale of these investments or liabilities.

The accounting rules applicable to certain of our transactions are highly complex and require the application of significant judgment and assumptions by our management. In addition, changes in accounting interpretations or assumptions could impact our financial statements.

Accounting rules for consolidations, income taxes, business acquisitions, transfers of financial assets and other aspects of our operations are highly complex and require the application of judgment and assumptions by our management. In addition, changes in accounting rules, interpretations or assumptions could materially impact the presentation, disclosure and usability of our financial statements. For more information see Item 7 — "Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates".

Changes in accounting practices and future pronouncements may materially affect our reported financial results.

Developments in accounting practices may require us to incur considerable additional expenses to comply with new rules, particularly if we are required to prepare information relating to prior periods for comparative purposes or to otherwise apply the new requirements retroactively. The impact of changes in current accounting practices and future pronouncements cannot be predicted but may affect the calculation of net income, stockholders' equity and other relevant financial statement line items.

Our insurance subsidiaries are required are required to comply with Statutory Accounting Principles ("SAP"). SAP and various components of SAP are subject to constant review by the NAIC and its task forces and committees, as well as state insurance departments, in an effort to address emerging issues and otherwise improve financial reporting. Various proposals are pending before committees and task forces of the NAIC, some of which, if enacted, could have negative effects on insurance industry participants. The NAIC continuously examines existing laws and regulations. Whether or in what form such reforms will be enacted and, if so, whether the enacted reforms will positively or negatively affect us is unknown.

Catastrophic events could significantly impact the Company's businesses.

Unforeseen or catastrophic events, such as severe weather, natural disasters, pandemics (e.g. the COVID 19 pandemic) cybersecurity attacks, acts of war or terrorism and other adverse external events could have a significant impact on the Company's ability to conduct business. Although the Company and its subsidiaries have established disaster recovery plans, there is no guarantee that such plans will allow the Company and its subsidiaries to operate without disruption if such an event was to occur and the occurrence of any such event could have a material adverse effect on the Company's business, which, in turn, could have a material adverse effect on the Company's financial condition and results of operations.

Acts of war may disrupt international trade, create market volatility in debt, equity and commodities markets and result in import bans, export control regulations, increased costs, and sanctions by governmental authorities. These effects, individually or in the aggregate, could materially adversely impact our businesses, operations, financial condition, operating results, liquidity and cash flows and such adverse impacts may be material to our results of operations and liquidity position.

Whether or to what extent damage that may be caused by natural events, such as wildfires, severe tropical storms and hurricanes, will affect our insurance subsidiaries' ability to write new insurance policies and reinsurance contracts is unknown, but, to the extent our insurance subsidiaries' policies are concentrated in the specific geographic areas in which these events occur, any increase in frequency and severity of such events and the total amount of our loss exposure in the impacted areas of such events may adversely affect their business, financial condition and results of operations. In addition, although our insurance subsidiaries have historically had limited exposure to catastrophic risk, claims from catastrophe events could reduce their earnings and cause substantial volatility in their business, financial condition and results of operations for any period. Assessing the risk of loss and damage associated with natural and catastrophic events remains a challenge and might adversely affect their business, results of operations, financial condition and cash flows.

Our business, particularly our insurance subsidiaries' business, is exposed to risks associated with severe weather conditions and other catastrophes. Catastrophes can be caused by various events, including natural events such as severe winter weather, tornadoes, windstorms, earthquakes, hailstorms, severe thunderstorms and fires, and other events such as explosions, war, terrorist attacks and riots. The incidence and severity of catastrophes and severe weather conditions are inherently unpredictable. For example, our insurance subsidiary underwrites property risks in geographies that are subject to earthquakes, such as California, in geographies that are subject to wildfires, such as the southwestern United States, and in geographies that are subject to windstorms, such as the southeastern United States. The extent of losses from catastrophes is a function of the total amount of insured value, the number of insureds affected, the frequency and severity of the events, the effectiveness of our catastrophe risk management program and the adequacy of our reinsurance coverage. Insurance companies are not permitted to reserve for a catastrophe until it has occurred. Severe weather conditions and catastrophes can cause losses in our property lines and generally result in both an increase in the number of claims incurred and an increase in the dollar amount of each claim asserted, which may require us to increase our reserves, causing our liquidity and financial condition to deteriorate. In addition, our inability to obtain reinsurance coverage at reasonable rates, and in amounts adequate to mitigate the risks associated with severe weather conditions and other catastrophes, could have a material adverse effect on our business and results of operations. Further toward mitigating these risks, we underwrite a diversified mix of programs that span across multiple lines of business, industries, geographies and distribution channels.

In addition, while policy terms and conditions for our insurance subsidiaries' lines of business preclude coverage for virus-related claims, court decisions and governmental actions may challenge the validity of any exclusions or our interpretation of how such terms and conditions operate. If pandemics, disease outbreaks and other events occur or re-occur and measures that are put into place by various governmental authorities to stabilize the economy are not effective, our business, financial condition, results of operations and cash flows may be materially adversely affected.

U.S. insurers are required by state and federal law to offer coverage for acts of terrorism in certain commercial lines. The Terrorism Risk Insurance Act, as extended by the Terrorism Risk Insurance Program Reauthorization Act of 2015 ("TRIPRA") requires commercial property and casualty ("P&C") insurance companies to offer coverage for acts of terrorism, whether foreign or domestic, and established a federal assistance program through the end of 2020 to help cover claims related to future terrorism-related losses. The likelihood and impact of any terrorist act is unpredictable, and the ultimate impact on our insurance subsidiaries would depend upon the nature, extent, location and timing of such an act. Although our insurance subsidiaries reinsure a portion of the terrorism risk they retain under TRIPRA, such terrorism reinsurance does not provide full coverage for an act stemming from nuclear, biological or chemical terrorism. To the extent an act of terrorism, whether a domestic or foreign act, is certified by the Secretary of Treasury, our insurance subsidiaries may be covered under TRIPRA for their losses for certain P&C lines of insurance. However, any such coverage would be subject to a mandatory deductible based on 20% of earned premium for the prior year for the covered commercial P&C insurance.

Risks Related to Regulatory and Legal Matters

A change in law, regulation or regulatory enforcement applicable to insurance products could adversely affect our financial condition and results of operations.

A change in state or U.S. federal tax laws could materially affect our insurance businesses. For example, tax legislation commonly referred to as the Tax Cuts and Jobs Act (the "TCJA"), which was signed into law on December 22, 2017, fundamentally overhauled the U.S. tax system by, among other significant changes, reducing the U.S. corporate income tax rate to 21%. In the context of the taxation of U.S. P&C insurance companies such as our insurance companies, the TCJA also modified the loss reserve discounting rules and the proration rules that apply to reduce reserve deductions to reflect the lower corporate income tax rate, which could have an adverse impact on our insurance subsidiaries. It is possible that other legislation could be introduced and enacted by the current Congress or future Congresses that could have an adverse impact on our insurance subsidiaries. Additional regulations or pronouncements interpreting or clarifying provisions of the TCJA have been and will continue to be issued, and such regulations or pronouncements may be different from our insurance subsidiaries' interpretation and thus adversely affect their results. If, when or in what form such regulations or pronouncements may be provided or finalized, whether such guidance will have a retroactive effect or such regulations' or pronouncements' potential impact on our insurance subsidiaries is unknown.

Currently, our insurance business does not collect sales or other related taxes on its services. Whether sales of our insurance business's services are subject to state sales and use taxes is uncertain, due in part to the nature of its services and the relationships through which its services are offered, as well as changing state laws and interpretations of those laws. One or more states may seek to impose sales or use tax or other tax collection obligations on our insurance business, whether based on sales by our insurance business or its resellers or clients, including for past sales. A successful assertion that our insurance business should be collecting sales or other related taxes on its services could result in substantial tax liabilities for past sales, discourage customers from purchasing its services, discourage clients from offering or billing for its services, or otherwise cause material harm to its business, financial condition and results of operations.

With regard to our insurance business's payment protection products and financing of VSCs, there are federal and state laws and regulations that govern the disclosures related to the sales of those products. Our insurance business's ability to offer and administer these products on behalf of their distribution partners is dependent upon their continued ability to sell such products. To the extent that federal or state laws or regulations change to restrict or prohibit the sale of these products, our insurance business's revenues would be adversely affected. For example, the CFPB's enforcement actions have resulted in large refunds and civil penalties against financial institutions in connection with their marketing of payment protection and other products. Due to such regulatory actions, some lenders may reduce their sales and marketing of payment protection and other ancillary products, which may adversely affect our insurance business's revenues. The full impact of the CFPB's oversight is unpredictable and continues to evolve. With respect to the P&C insurance policies our insurance business underwrites, federal legislative proposals regarding national catastrophe insurance, if adopted, could reduce the business need for some of the related products that our insurance business provides.

Increasing regulatory focus on privacy issues and expanding laws could affect our various subsidiaries' business model and expose them to increased liability.

Some of our subsidiaries collect, use, store, transmit, retrieve, retain and otherwise process confidential and personally identifiable information in their information systems in and across multiple jurisdictions, and they are subject to a variety of confidentiality obligations and privacy, data protection and information security laws, regulations, orders and industry standards in the jurisdictions in which they do business. The regulatory environment surrounding information security, data privacy and cybersecurity is evolving and increasingly demanding and there has been an increasing focus on privacy and data protection issues with the potential to affect our businesses. A number of our subsidiaries are subject to numerous U.S. federal and state laws and non-U.S. regulations governing the collection, transmission, storage, use and protection of personally identifiable and confidential information of their customers and employees. Failure to comply with any of these laws and regulations could result in enforcement action against us, including fines, imprisonment of company officials and public censure, claims for damages by affected individuals, damage to our reputation and loss of goodwill, any of which could have a material adverse effect on our business, results of operations, financial condition and cash flows. On October 24, 2017, the NAIC adopted an Insurance Data Security Model Law, which requires licensed insurance entities to comply with detailed information security requirements. The NAIC model law has been adopted by certain states and is under consideration by others. It is not yet known whether or not, and to what extent, states legislatures or insurance regulators where our insurance subsidiaries operate will enact the Insurance Data Security Model Law in whole or in part, or in a modified form. Such enactments, especially if inconsistent between states or with existing laws and regulations, could raise compliance costs or increase the risk of noncompliance, and noncompliance could subject our insurance subsidiaries to regulatory enforcement actions and penalties, as well as reputational harm. Any such events could potentially have an adverse impact on our insurance subsidiaries' business, results of operations, financial condition and cash flows.

Our insurance and mortgage subsidiaries are subject to the privacy regulations of the Gramm-Leach-Bliley Act of 1999 (the "Gramm-Leach-Bliley Act"), along with its implementing regulations, which restricts certain collection, processing, storage, use and disclosure of personal information, requires notice to individuals of privacy practices, provides individuals with certain rights to prevent the use and disclosure of certain nonpublic or otherwise legally protected information and imposes requirements for the safeguarding and proper destruction of personal information through the issuance of data security standards or guidelines. In addition, on March 1, 2017, new cybersecurity rules took effect for financial institutions, insurers and certain other companies, like our insurance and mortgage subsidiaries, supervised by the NY Department of Financial Services (the "NY DFS Cybersecurity Regulation"). The NY DFS Cybersecurity Regulation imposes significant regulatory burdens intended to protect the confidentiality, integrity and availability of information systems. Our insurance and mortgage subsidiaries also have contractual obligations to protect confidential and personally identifiable information we obtain from third parties. These obligations generally require them, in accordance with applicable laws, to protect such information to the same extent that they protect their own such information.

Many states in which our insurance and mortgage subsidiaries operate have laws that protect the privacy and security of sensitive and personal information. Certain current or proposed state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to sensitive and personal information than federal, international or other state laws, and such laws may differ from each other, which may complicate compliance efforts. For example, certain of our insurance and mortgage businesses are subject to the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020 (collectively, the "CCPA"), which among other things, requires companies covered by the legislation to provide disclosures to California consumers and affords such consumers rights of access and deletion of personal information. Internationally, many jurisdictions have established their own data security and privacy legal framework with which our insurance subsidiaries operating in such jurisdictions, or their customers, may need to comply, including, but not limited to, the EU. The EU has adopted the General Data Protection Regulation, or the GDPR, which contains numerous requirements, robust obligations on data processors and heavier documentation requirements for data protection compliance programs by companies. The GDPR imposes significant penalties for non-compliance with fines of up to 4% of total annual worldwide turnover or €20 million (whichever is higher), depending on the type and severity of the violation. In addition, following Brexit, the U.K. General Data Protection Regulation (i.e., a version of the GDPR as implemented into U.K. law) went into effect, which may expose us to burdens and risks comparable to those of the GDPR.

Because the interpretation and application of many privacy and data protection laws along with contractually imposed industry standards are uncertain, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our insurance subsidiaries' existing data management practices or the features of their services and platform capabilities. Any failure or perceived failure by our insurance subsidiaries, or any third parties with which they do business, to comply with their posted privacy policies, changing consumer expectations, evolving laws, rules and regulations, industry standards, or contractual obligations to which they or such third parties are or may become subject, may result in actions or other claims against our insurance subsidiaries by governmental entities or private actors, the expenditure of substantial costs, time and other resources or the incurrence of significant fines, penalties or other liabilities. In addition, any such action, particularly to the extent our insurance subsidiaries were found to be guilty of violations or otherwise liable for damages, would damage their reputation and adversely affect their business, financial condition and results of operations. Even if our businesses are not determined to have violated these laws, government investigations into these issues typically require the expenditure of significant resources and generate negative publicity, which could harm our businesses, financial condition, and results of operations.

Compliance with existing and new regulations affecting our business in regulated industries may increase costs and limit our ability to pursue business opportunities.

We are subject to extensive laws and regulations administered and enforced by a number of different federal and state governmental authorities in the industries in which we operate. Regulation of such industries may increase. In the past, there has been significant legislation affecting financial services and insurance, including the Dodd-Frank Act. In addition, we are subject to regulations governing the protection of personal confidential information and data security including the Gramm-Leach-Bliley Act, the GDPR, the NY DFS Cybersecurity Regulation and the CCPA. Accordingly, the impact that any new laws and regulations will have on us is unknown. The costs to comply with these laws and regulations may be substantial and could have a significant negative impact on us and limit our ability to pursue business opportunities. We can give no assurances that with changes to laws and regulations, our businesses can continue to be conducted in each jurisdiction in the manner as we have in the past.

Our insurance subsidiaries are subject to regulation by state and, in some cases, foreign insurance authorities with respect to statutory capital, reserve and other requirements, including statutory capital and reserve requirements established by applicable insurance regulators based on RBC and Solvency II formulas. In any particular year, these requirements may increase or decrease depending on a variety of factors, most of which are outside our insurance subsidiaries' control, such as the amount of statutory income or losses generated, changes in equity market levels, the value of fixed-income and equity securities in our investment portfolio, changes in interest rates and foreign currency exchange rates, as well as changes to the RBC formulas used by insurance regulators. The laws of the various states in which our insurance businesses operate establish insurance departments and other regulatory agencies with broad powers to preclude or temporarily suspend our insurance subsidiaries from carrying on some or all of their activities or otherwise fine or penalize them in any jurisdiction in which they operate. Such regulation or compliance could reduce our insurance business's profitability or limit their growth by increasing the costs of compliance, limiting or restricting the products or services they sell, or the methods by which they sell their services and products, or subjecting their business to the possibility of regulatory actions or proceedings. Additionally, increases in the amount of additional statutory reserves that our insurance subsidiaries are required to hold could have a material adverse effect on their business, results of operations, financial condition and cash flows.

While the CFPB does not have direct jurisdiction over insurance products, it is possible that regulatory actions taken by the CFPB may affect the sales practices related to these products and thereby potentially affect our insurance business or the clients that it serves. In 2017, the CFPB issued rules under its unfair, deceptive and abusive acts and practices rulemaking authority relating to consumer installment loans, among other things. Such CFPB rules regarding consumer installment loans could adversely impact our insurance business's volume of insurance products and services and cost structure. Due to such regulatory actions, some lenders may reduce their sales and marketing of payment protection and other ancillary products, which may adversely affect our insurance business's revenues.

Due to the highly regulated nature of the residential mortgage industry, our mortgage subsidiaries are required to comply with a wide array of federal, state and local laws and regulations that regulate licensing, allowable fees and loan terms, permissible servicing and debt collection practices, limitations on forced-placed insurance, special consumer protections in connection with default and foreclosure, and protection of confidential, nonpublic consumer information. These laws and regulations are constantly changing and the volume of new or modified laws and regulations has increased in recent years as states and local cities and counties continue to enact laws that either restrict or impose additional obligations in connection with certain loan origination, acquisition and servicing activities in those cities and counties. These laws and regulations are complex and vary greatly among different states and localities, and in some cases, these laws are in conflict with each other or with U.S. federal law. A failure by us or our servicers to comply with applicable laws or regulations could subject our mortgage business and/or our mortgage servicers to lawsuits or governmental actions, which could result in the loss or suspension of our licenses in the applicable jurisdictions where such violations occur and/or monetary fines or changes in our mortgage operations. If we were to determine to change servicers, there is no assurance that we could find servicers that satisfy our requirements or with whom we could enter into agreements on satisfactory terms. Any of these outcomes could materially and adversely affect our mortgage business.

The CFPB continues to be active in its monitoring of the loan origination and servicing sectors, and its recently issued rules increase our regulatory compliance burden and associated costs.

Our mortgage business is subject to the regulatory, supervisory and examination authority of the CFPB, which has oversight of federal and state non-depository lending and servicing institutions, including residential mortgage originators and loan servicers. The CFPB has rulemaking authority with respect to many of the federal consumer protection laws applicable to mortgage lenders and servicers, including the Truth in Lending Act, the Real Estate Settlement Procedures Act and the Fair Debt Collections Practices Act. The CFPB has issued a number of regulations under the Dodd-Frank Act relating to loan origination and servicing activities, including ability to repay and "Qualified Mortgage" standards and other origination standards and practices.

The CFPB's examinations have increased, and will likely continue to increase, our mortgage business's administrative and compliance costs. They could also greatly influence the availability and cost of residential mortgage credit and increase servicing costs and risks. These increased costs of compliance, the effect of these rules on the lending industry and loan servicing, and any failure in our mortgage business's ability to comply with the new rules by their effective dates, could be detrimental to their business. The CFPB also issued guidelines on sending examiners to banks and other institutions that service and/or originate mortgages to assess whether consumers' interests are protected.

The CFPB also has broad enforcement powers, and can order, among other things, rescission or reformation of contracts, the refund of moneys or the return of real property, restitution, disgorgement or compensation for unjust enrichment, the payment of damages or other monetary relief, public notifications regarding violations, limits on activities or functions, remediation of practices, external compliance monitoring and civil money penalties. The CFPB has been active in investigations and enforcement actions and, when necessary, has issued civil money penalties to parties the CFPB determines has violated the laws and regulations it enforces. Our mortgage business's failure to comply with the federal consumer protection laws, rules and regulations to which they are subject, whether actual or alleged, could expose them to enforcement actions or potential litigation liabilities.

Our insurance subsidiaries could be adversely affected if their controls to ensure compliance with guidelines, policies and legal and regulatory standards are not effective.

Our insurance business is highly dependent on the ability of our insurance subsidiaries to engage on a daily basis in a large number of insurance underwriting, claim processing and investment activities, many of which are highly complex. These activities often are subject to internal guidelines and policies, as well as legal and regulatory standards, including those related to privacy, anti-corruption, anti-bribery and global finance and insurance matters. The continued expansion into new products and geographic markets has brought about additional requirements. A control system, no matter how well designed and operated, can provide only reasonable assurance that the control system's objectives will be met. If our insurance subsidiaries' controls are not effective, it could lead to financial loss, unanticipated risk exposure (including underwriting, credit and investment risk) or damage to their reputation.

We and our businesses are subject to risks related to litigation and regulatory actions.

Over the last several years, businesses in many areas of the financial services industry have been subject to increasing amounts of regulatory scrutiny. In addition, there has been an increase in litigation involving firms in the financial services industry and public companies generally, some of which have involved new types of legal claims, particularly in the insurance industry. We may be materially and adversely affected by judgments, settlements, fines, penalties, unanticipated costs or other effects of legal and administrative proceedings now pending or that may be instituted in the future, including from investigations by regulatory bodies or administrative agencies. An adverse outcome of any investigation by, or other inquiries from, any such bodies or agencies also could result in non-monetary penalties or sanctions, loss of licenses or approvals, changes in personnel, increased review and scrutiny of us by our clients, counterparties, regulatory authorities, potential litigants, the media and others, any of which could have a material adverse effect on us.

We are involved in various litigation matters from time to time. Our insurance and indemnities may not cover all claims that may be asserted against us, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. If we are unsuccessful in our defense in these litigation matters, or any other legal proceeding, we may be forced to pay damages or fines, enter into consent decrees or change our business practices, any of which could have a material adverse effect our business, results of operations, financial condition or cash flows.

Our international activities increase the compliance risks associated with economic and trade sanctions imposed by the United States, the EU and other jurisdictions.

Our international operations and activities expose us to risks associated with trade and economic sanctions, prohibitions or other restrictions imposed by the United States or other governments or organizations, including the United Nations, the EU and its member countries. Under economic and trade sanctions laws, governments may seek to impose modifications to, prohibitions/restrictions on business practices and activities, and modifications to compliance programs, which may increase compliance costs, and, in the event of a violation, may subject us to fines and other penalties.

Non-compliance with anti-corruption, anti-bribery or anti-money laundering laws could subject us to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, results of operations, financial condition and reputation.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

The Company has adopted processes designed to identify, assess and manage material risks from cybersecurity threats. Those processes include response to and an assessment of internal and external threats to the security, confidentiality, integrity and availability of Company data and systems along with other material risks to our Company, at least annually or whenever there are material changes to the Company's systems or operations. As part of our risk management process, the Company engages outside providers to conduct periodic internal and external penetration testing. Our information security management system is based upon industry leading frameworks, including CIS-18, ISO 27001, and NIST CSF. The Company stores Company data in cloud and local server environments with security appropriate to the data involved and has adopted controls around, among other things, vendor risk assessment, access and acceptable use and backup and recovery. We have implemented security monitoring capabilities designed to alert us to suspicious activity and developed an incident response program that includes periodic testing and is designed to restore business operations as quickly and as orderly as possible in the event of a breach. In addition, employees participate in an ongoing program of mandatory annual training and receive communications regarding the cybersecurity environment to increase awareness throughout the Company. The Company also performs periodic cybersecurity security assessments of our key vendors to help protect Company data when it leaves our network.

Operational responsibility for overseeing the adequacy and effectiveness of the Company's risk management, control and governance processes is the responsibility of the Chief Financial Officer ("CFO") in consultation with senior management of the Company and the Chief Information Security Officers ("CISO") of the Company and its operating subsidiaries. Aspects of the information systems of the parent holding company and each material operating business are distinct so each has its own CISO, which in the case of the parent holding company is an independent third-party service provider. The CISOs' expertise in information technology and cybersecurity has been gained from a combination of education, including relevant degrees and/or certifications, and prior work experience. Each of the CISOs has more than 10 years' experience in information technology and cybersecurity. The CFO reports regularly, and at least annually, to the Company's Audit Committee and such report may address overall assessment of the Company's compliance with the Company's cybersecurity policies, and include topics such as risk assessment, risk management and control decisions, service provider arrangements, test results, security incidents and responses, and recommendations for changes and updates to policies and procedures.

We are not aware of any material risks from cybersecurity threats, that have materially affected or are reasonably likely to materially affect the Company, including our business strategy, results of operations or financial condition, but we cannot provide assurance that we will not be materially affected in the future by such risks or any future material incidents. See "Risk Factors-Cybersecurity attacks, technology breaches or failures of our or our third-party service providers' information systems could disrupt our various business operations and could result in the loss of critical and personally identifiable information, which could result in the loss of reputation and customers, reduce profitability, subject our businesses to fines, penalties and litigation and have a material adverse effect on our business's results of operation, financial condition and cash flows" for additional information regarding cybersecurity risks.

Item 2. Properties

Our principal executive office is located at 660 Steamboat Road, 2nd Floor, Greenwich, Connecticut 06830. We maintain an office in New York for Tiptree Advisors. Our subsidiaries lease properties throughout the United States and Europe, all of which are used as administrative offices and will be the subsidiaries' responsibilities following the closings of the pending transactions. We believe that the terms of the leases are sufficient to meet our present needs, and we do not anticipate any difficulty in securing additional space, as needed, on acceptable terms.

Item 3. Legal Proceedings

Litigation

The Company is a defendant in Mullins v. Southern Financial Life Insurance Co., a class action filed in February 2006, in Pike County Circuit Court in the Commonwealth of Kentucky on behalf of Kentucky consumers that purchased certain credit life and disability insurance coverage between 1997-2007. The action alleges violations of the Kentucky Consumer Protection Act ("KCPA") and certain insurance statutes, common law fraud and breach of contract and the covenant of good faith and fair dealing. The plaintiffs seek compensatory and punitive damages, attorneys' fees and interest.

Two classes were certified in June 2010: Subclass A includes class members who suffered a disability during the coverage period but allegedly received less than full disability benefits; Subclass B includes all class members whose loan termination date extended beyond the termination date of the credit disability coverage period.

In a series of orders issued in October 2022 on competing motions for partial summary judgment, the court found in favor of the plaintiffs as to the Subclass A breach of contract claim (the "Subclass A Order") and, as to Subclass B, found that the Company was unjustly enriched to the extent the premium it collected exceeded the proportion of the premium for which the Company provided benefits coverage (the "Subclass B Order"). The court found in favor of the Company as to the plaintiffs' claims for common law fraud and violation of Kentucky's insurance statutes and ordered the plaintiffs' Motion for Sanctions for Spoliation of Evidence held in abeyance. The Company has appealed the Subclass A Order and Subclass B Order and all interlocutory orders made final by entry of the Subclass A Order and Subclass B Order.

In December 2022, the court dismissed the plaintiffs' KCPA claims as to both Subclass A Order and Subclass B Order. The court also dismissed the plaintiffs' breach of covenant of good faith and fair dealing claim as to Subclass B Order but declined to dismiss such claim as to Subclass A Order pending resolution of the Company's appeal.

In May 2024, the Commonwealth of Kentucky Court of Appeals disagreed with the court's interpretation of the policies at issue and entered an order (the "Court of Appeals Order") affirming in part, reversing in part, and remanding the Subclass A Order and Subclass B Order. In June 2024, the Company filed a Motion for Discretionary Review of the Court of Appeals Order in the Supreme Court of the Commonwealth of Kentucky.

In February 2025, the Supreme Court of the Commonwealth of Kentucky denied the Company's Motion for Discretionary Review of the Court of Appeals' May 2024 Order and proceedings recommenced in the Pike County Circuit Court. In June 2025, the Pike County Circuit Court issued orders amending the Subclass A Order and Subclass B Order consistent with its reading of the Court of Appeals Order and declined to find at this time that members of Subclass B did not sustain any damages as a matter of law. A trial date has not been set.

The Company considers such litigation customary in the insurance industry. In management's opinion, based on information available at this time, the ultimate resolution of such litigation, which it is vigorously defending, should not be materially adverse to the financial position of the Company. It should be noted that large punitive damage awards, bearing little relation to actual damages sustained by plaintiffs, have been awarded in certain states against other companies in the credit insurance business. At this time, the Company cannot estimate a range of loss that is reasonably possible.

The Company and its subsidiaries are parties to other legal proceedings in the ordinary course of business. Although the Company's legal and financial liability with respect to such proceedings cannot be estimated with certainty, the Company does not believe that these proceedings, either individually or in the aggregate, are likely to have a material adverse effect on the Company's financial position.

Item 4. Mine Safety Disclosures

Not Applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Tiptree's common stock is traded on the Nasdaq Capital Market under the ticker symbol "TIPT."

Holders

As of December 31, 2025, there were 30 common stockholders of record. This number does not include beneficial owners whose shares are held by nominees in street name.

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Our Management's Discussion and Analysis of Financial Condition and Results of Operations is presented in this section as follows:

- Overview
- Results of Operations
- Non-GAAP Measures and Reconciliations
- Liquidity and Capital Resources
- Critical Accounting Policies and Estimates

OVERVIEW

Our 2025 key highlights include:

- On September 26, 2025, Tiptree entered into the Sale Agreement with Purchaser and Fortegra whereby Tiptree and Warburg will sell Fortegra to Purchaser for aggregate consideration of $1.65 billion in cash (subject to certain adjustments set forth in the Sale Agreement). As of December 31, 2025, Tiptree owns approximately 69.1% of Fortegra on a fully diluted basis. At the closing of the Sale, Purchaser will acquire complete common equity ownership of Fortegra and all of its subsidiaries. Due to the pending transaction, Fortegra is classified as held for sale and presented in discontinued operations on Tiptree's financial statements at December 31, 2025. This pending transaction has had no impact on Tiptree's financial statements at December 31, 2025 other than incurred transaction expenses of approximately $14.5 million for the year ended December 31, 2025. If the transaction had been completed as of December 31, 2025, Tiptree would have reflected the below:

	As of December 31, 2025
Consideration	$ 1,650,000
Less: transaction expenses	27,000
Net consideration	1,623,000
Tiptree diluted ownership of Fortegra	69.10%
Fair value of consideration received	1,121,490
Estimated gain on disposal	$ 419,052

- On October 31, 2025, Tiptree entered into the Reliance Purchase Agreement with Reliance Buyer and Reliance whereby Tiptree will sell all of the issued and outstanding shares of common stock of Reliance to Reliance Buyer for aggregate consideration of 93.5% of Reliance's tangible book value, or an estimated $50 million of gross proceeds and an after-tax loss impairment recorded of $10.7 million as of December 31, 2025 (subject to certain adjustments set forth in the Reliance Purchase Agreement).

RESULTS OF OPERATIONS

The following is a summary of our consolidated financial results for the years ended December 31, 2025, 2024 and 2023. In addition to GAAP results, management uses the Non-GAAP measure book value per share as measurement of operating performance. Management believes this measure provides supplemental information useful to investors as it is frequently used by the financial community to analyze financial performance and comparison among companies. The Company reclassified income and expenses attributable to Fortegra and Reliance to net income (loss) from discontinued operations for the years ended December 31, 2025, 2024 and 2023. Assets and liabilities attributable to Fortegra and Reliance have been reclassified to assets held for sale and liabilities held for sale, respectively, as of December 31, 2025 and 2024.

Summary of Consolidated Results

		For the Year Ended December 31,				
		2025		**2024**		**2023**
Revenues:						
Other revenue	$	488	$	1,520	$	2,118
Total revenues		488		1,520		2,118
Expenses:						
Employee compensation and benefits		33,844		29,159		30,694
Depreciation and amortization		1,448		1,451		1,425
Other expenses		11,920		11,184		13,457
Total expenses		47,212		41,794		45,576
Operating income (loss) before taxes		(46,724)		(40,274)		(43,458)
Non operating income:						
Net realized and unrealized gains (losses)		(1,518)		(905)		(5,289)
Other income		3,640		2,617		5,268
Income (loss) before taxes		(44,602)		(38,562)		(43,479)
Less: provision (benefit) for income taxes		(5,691)		(6,217)		(4,747)
Net income (loss) from continuing operations		(38,911)		(32,345)		(38,732)
Net income (loss) from discontinued operations [1]		73,838		85,712		52,692
Net income (loss)		34,927		53,367		13,960
Less: net income (loss) attributable to non-controlling interests		—		—		9
Net income (loss) attributable to common stockholders	$	34,927	$	53,367	$	13,951
Net income (loss) per common share:						
Basic earnings per share	$	0.93	$	1.44	$	0.38
Diluted earnings per share	$	0.76	$	1.34	$	0.34
Weighted average number of common shares:						
Basic		37,559,807		36,872,706		36,693,204
Diluted		37,559,807		36,872,706		36,693,204
Dividends declared per common share	$	0.24	$	0.49	$	0.20
Non-GAAP: [2]						
Book value per share	$	13.45	$	12.29	$	11.34

[1] See Note (3) Dispositions, Assets Held for Sale & Discontinued Operations for further details.

[2] See "—Non-GAAP Reconciliations" for a discussion of non-GAAP financial measures.

Revenues

For the year ended December 31, 2025, revenues were $0.5 million, which decreased $1.0 million, or 67.9%, compared to the prior year, driven by a decrease in vessels revenue.

For the year ended December 31, 2024, revenues were $1.5 million, which decreased $0.6 million, or 28.2%, compared to the prior year, driven by a decrease in vessels revenue.

Expenses

Total expenses include employee compensation and benefits, public company and other expenses. Employee compensation and benefits include the expense of management, legal and accounting staff. Other expenses primarily consisted of audit and professional fees, insurance, office rent, expenses for the run-off of our shipping operations and other related expenses.

For the year ended December 31, 2025, expenses were $47.2 million, which increased $5.4 million, or 13.0%, compared to the prior year. Employee compensation and benefits, included incentive compensation expense which related to the performance of the Company's continuing and discontinued operations. For the year ended December 31, 2025, employee compensation and benefits were $33.8 million compared to $29.2 million for the prior year, driven by the increase in accrued incentive compensation expense and one-time expenses associated with reduction in workforce. Of the incentive compensation expense in 2025, $6.7 million was stock-based compensation expense, compared to $8.7 million in 2024. Other expenses were $11.9 million, compared to $11.2 million in the prior year, driven by increased professional fees and run-off expenses associated with our shipping investments.

For the year ended December 31, 2024, expenses were $41.8 million, which decreased $3.8 million, or 8.3%, compared to the prior year. For the year ended December 31, 2024, employee compensation and benefits were $29.2 million compared to $30.7 million, driven by a decrease in accrued cash incentive compensation expense. Of the incentive compensation expense in 2024, $8.7 million was stock-based compensation expense, compared to $6.3 million in 2023. Other expenses were $11.2 million, compared to $13.5 million in the prior year, driven primarily by decreased professional fees.

Non Operating Income

For the year ended December 31, 2025, net realized and unrealized losses were $1.5 million, which increased $0.6 million, as compared to the losses of $0.9 million in the prior year, driven by the change in fair value of certain equity and other investments carried at fair value. For the year ended December 31, 2024, net realized and unrealized losses were $0.9 million, which decreased $4.4 million, as compared to the losses of $5.3 million in the prior year, driven by the change in fair value of certain equity and other investments carried at fair value. For the year ended December 31, 2025, other income was $3.6 million, as compared to $2.6 million in the prior year, with the increase driven by higher interest income on cash and cash equivalents recorded in other income. For the year ended December 31, 2024, other income was $2.6 million, as compared to $5.3 million in the prior year, with the decrease driven by lower interest income on cash and cash equivalents recorded in other income.

Income before taxes

For the year ended December 31, 2025, the Company reported a pre-tax loss of $44.6 million, as compared to a loss of $38.6 million in the prior year, primarily driven by increased operating expenses. For the year ended December 31, 2024, the Company reported a pre-tax loss of $38.6, as compared to a loss of $43.5 million in the prior year, primarily driven by decreased operating expenses.

Net Income (Loss) from continuing operations

For the year ended December 31, 2025, the Company reported a net loss from continuing operations of $38.9 million, compared to a net loss of $32.3 million in the prior year, primarily driven by increased operating expenses. For the year ended December 31, 2024, the Company reported a net loss from continuing operations $32.3 million, compared to a net loss of $38.7 million in the prior year, primarily driven by decreased operating expenses.

Net Income (Loss) from discontinued operations

For the year ended December 31, 2025, the Company reported a net income from discontinued operations of $73.8 million, compared to a net income of $85.7 million in the prior year, with the decrease driven by the after-tax loss on disposal of Reliance. For the year ended December 31, 2024, the Company reported a net income from discontinued operations of $85.7 million, compared to a net income of $52.7 million, with the increase driven by underwriting and fee income growth at Fortegra.

Book Value per share - Non-GAAP

Total stockholders' equity was $752.4 million as of December 31, 2025 compared to $656.8 million as of December 31, 2024, with the increase driven by comprehensive income in 2025, partially offset by preferred dividends paid at Fortegra and common dividends paid by Tiptree. In 2025, Tiptree returned $9.1 million to common stockholders through dividends paid. Book value per share for the period ended December 31, 2025 was $13.45, a 9.4% increase from book value per share of $12.29 as of December 31, 2024, driven by comprehensive income per share, partially offset by dividends paid of $0.24 per share, net changes in non-controlling interests and preferred dividends paid at Fortegra.

Total stockholders' equity was $656.8 million as of December 31, 2024 compared to $576.6 million as of December 31, 2023, with the increase driven by comprehensive income, partially offset by net changes in non-controlling interests and dividends paid. In the year ended December 31, 2024, Tiptree returned $18.3 million to common stockholders through dividends paid. Book value per share for the period ended December 31, 2024 was $12.29, an increase from book value per share of $11.34 as of December 31, 2023, driven by comprehensive income per share, partially offset by dividends paid of $0.49 per share, net changes in non-controlling interests and preferred dividends paid at Fortegra.

HELD FOR SALE AND DISCONTINUED OPERATIONS:

During 2025, Tiptree entered into two sale transactions that have been classified as discontinued operations within its consolidated financial statements. See Note (3) Dispositions, Assets Held for Sale & Discontinued Operations for detailed financial information on each business sold.

Fortegra

On September 26, 2025, Tiptree entered into the Sale Agreement with Purchaser and Fortegra whereby Tiptree and Warburg will sell Fortegra to Purchaser for aggregate consideration of $1.65 billion in cash (subject to certain adjustments set forth in the Sale Agreement). As of December 31, 2025, Tiptree owns approximately 69.1% of Fortegra on a fully diluted basis. At the closing of the Sale, Purchaser will acquire complete common equity ownership of Fortegra and all of its subsidiaries. As a result of this agreement, and subsequent shareholder approval, Fortegra is now classified as held for sale and in discontinued operations on Tiptree's financial statements as of December 31, 2025. The anticipated closing date, subject to customary regulatory approvals, is expected in the first half of 2026.

Total gross written premiums and premium equivalents for the year ended December 31, 2025 were $3.35 billion, compared to $3.07 billion in 2024, an increase of 9.1% driven by growth in specialty E&S insurance lines. Net written premiums were $1.57 billion for the year, compared to $1.44 billion in 2024, an increase of 9.4% consistent with the growth in gross written premiums and premium equivalents. Tiptree reported net income of $85.3 million from Fortegra in discontinued operations for the year ended December 31, 2025, compared to $82.1 million in 2024. Fortegra's combined ratio for the year was 88.6%, compared to 90.0% in 2024, down 1.4 percentage points, reflecting the consistent underwriting performance and scalability of Fortegra's operations.

Total gross written premiums and premium equivalents for the year ended December 31, 2024 were $3.07 billion, compared to $2.75 billion in 2023, an increase of 11.7% driven by expanding Fortegra's distribution partner network and growing E&S insurance lines. Net written premiums were $1.44 billion for the year, compared to $1.32 billion in 2023, an increase of 9.0%, consistent with growth in gross written premiums. Tiptree reported net income of $82.1 million from Fortegra in discontinued operations for the year ended December 31, 2024, compared to $55.1 million in 2023, driven primarily by the growth in underwriting fee and income. Fortegra's combined ratio for the year was 90.0%, compared to 90.3% in 2023, down 0.3 percentage points, reflecting the consistent underwriting performance and scalability of Fortegra's operations.

The total gross written premiums and premium equivalents of $3,347.2 million, $3,068.2 million, and $2,747.9 million for the years ended December 31, 2025, 2024 and 2023, respectively, were comprised of gross written premiums of $2,573.8 million, $2,194.0 million, and $1,896.5 million, plus assumed premiums of $499.6 million, $525.5 million, and $489.1 million, plus gross service and administrative fee additions of $273.8 million, $348.7 million, and $362.3 million.

Reliance

On October 31, 2025, Tiptree entered into the Reliance Purchase Agreement with Reliance Buyer and Reliance whereby Tiptree will sell Reliance to Reliance Buyer for aggregate consideration of 93.5% of Reliance's tangible book value, or an estimated $50 million of gross proceeds as of December 31, 2025 (subject to certain adjustments set forth in the Reliance Purchase Agreement). As a result of this agreement, Reliance is now classified as held for sale and in discontinued operations on Tiptree's financial statements as of December 31, 2025. The anticipated closing date, subject to customary regulatory approvals, is expected in the first half of 2026.

The revenues were $61.5 million for the year ended December 31, 2025, compared to $65.9 million in 2024, a decrease of 6.7%. Tiptree reported a net loss of $11.4 million from Reliance in discontinued operations for the year ended December 31, 2025, compared to a net income of $3.6 million in the prior year, with the decrease driven by after-tax loss on disposal of Reliance, lower origination volumes, and unrealized losses on the mortgage servicing asset.

The revenues were $65.9 million for the year ended December 31, 2024, compared to $53.9 million in 2023, an increase of 22.4%. Tiptree reported a net income of $3.6 million from Reliance in discontinued operations for the year ended December 31, 2024, compared to a net loss of $2.4 million in the prior year, with the increase driven by higher origination volumes and loan servicing fees, and unrealized gains on the mortgage servicing asset.

Provision for Income Taxes

The income tax benefit from continuing operations of $5.7 million and $6.2 million for the years ended December 31, 2025 and 2024, respectively, was reflected as components of net income (loss) from continuing operations. For the years ended December 31, 2025 and 2024, the Company's effective tax rate related to pre-tax income from continuing operations was equal to 12.8% and 16.1%, respectively, with both lower than the U.S. statutory income tax rate of 21.0%, primarily due to the impacts of nontaxable and nondeductible items.

As of December 31, 2025, Tiptree had approximately $146.1 million in gross capital and operating loss carryforwards, primarily driven by the sale of 14.05 million shares of Invesque in 2024 for $0.5 million of proceeds.

Tiptree signed agreements to sell its insurance and mortgage subsidiaries and recorded deferred taxes on the outside basis on those investments which represents the tax that would be due, before consideration of loss carryforwards, when Tiptree sells its shares in these subsidiaries at their carrying values on Tiptree's balance sheet. As of December 31, 2025, the deferred tax liability relating to these investments, which remains on Tiptree's balance since it is a parent-level tax attribute, was $117.9 million, an increase of $33.2 million from the year ended December 31, 2024, of which $5.8 million of expense was recorded in OCI, and $27.4 million of expense was recorded as a provision for income taxes in discontinued operations. As of December 31, 2024, the deferred tax liability relating to these investments was $84.7 million, an increase of $23.0 million from the year ended December 31, 2023, of which a $0.5 million benefit was recorded in OCI, and $23.5 million of expense was recorded as a provision for income taxes in discontinued operations.

Balance Sheet Information

Tiptree's total assets were $6,840.1 million as of December 31, 2025, compared to $5,694.8 million as of December 31, 2024. Tiptree's assets from continuing operations were $71.7 million and $59.1 million as of December 31, 2025 and 2024, respectively, an increase of $12.5 million, driven by higher cash and cash equivalents. Assets held for sale were $6,768.4 million and $5,635.7 million as of December 31, 2025 and 2024, respectively, an increase of $1,132.7 million, primarily driven by growth in Fortegra.

Total stockholders' equity was $752.4 million as of December 31, 2025, compared to $656.8 million as of December 31, 2024, with the increase primarily driven by comprehensive income for the year ended December 31, 2025. As of December 31, 2025, there were 37,824,472 shares of common stock outstanding as compared to 37,255,838 shares as of December 31, 2024, with the increase driven by the issuance and vesting of share-based incentive compensation and exercise of options.

NON-GAAP MEASURES AND RECONCILIATIONS

Book Value per share - Non-GAAP

Management believes the use of this financial measure provides supplemental information useful to investors as book value is frequently used by the financial community to analyze company growth on a relative per share basis. The following table provides a reconciliation between total stockholders' equity and total shares outstanding, net of treasury shares.

($ in thousands, except per share information)	As of December 31,		
	2025	2024	2023
Total stockholders' equity	$ 752,399	$ 656,771	$ 576,565
Less: Non-controlling interests	243,848	199,073	159,699
Total stockholders' equity, net of non-controlling interests	$ 508,551	$ 457,698	$ 416,866
Total common shares outstanding	37,824	37,256	36,756
Book value per share	$ 13.45	$ 12.29	$ 11.34

LIQUIDITY AND CAPITAL RESOURCES

Our principal sources of liquidity are unrestricted cash, cash equivalents and other liquid investments, the Tiptree Credit Agreement and distributions from operating subsidiaries, including income from our investment portfolio and sales of assets, investments and operating businesses. We intend to use our cash resources to continue to fund our operations, grow our businesses and pursue new acquisition opportunities. We may seek additional sources of cash to fund acquisitions or investments. These additional sources of cash may take the form of debt or equity and may be at the parent, subsidiary or asset level. We are a holding company, and our liquidity needs are primarily for compensation, professional fees, office rent and insurance costs.

As of December 31, 2025, cash and cash equivalents were $30.8 million, compared to $19.4 million as of December 31, 2024, an increase of $11.4 million, primarily driven by the issuance of debt at the holding company. In addition, the Company holds marketable securities of $21.7 million as of December 31, 2025, compared to $15.0 million in 2024.

We believe that cash and cash equivalents, marketable securities, cash flow from operations and the proceeds of the Sale and Purchase Agreement will provide sufficient capital to continue to grow the business and pay down the outstanding debt, capital expenditures and other general corporate needs over the next several years. As we continue to expand our business, including by any acquisitions we may make in the future, require additional working capital for increased costs.

On February 7, 2025, we entered into the Tiptree Credit Agreement, pursuant to which Tiptree Holdings borrowed $75.0 million to, among other things, fund working capital and general corporate purposes. The principal of, and all accrued and unpaid interest on, all credit agreements under the Tiptree Credit Agreement will mature on February 7, 2028. A covenant of the credit agreement requires full repayment from the proceeds of the sale of Fortegra.

Consolidated Comparison of Cash Flows

The following table summarizes cash flows from continuing operations.

($ in thousands)	For the Year Ended December 31,		
	2025	**2024**	**2023**
Cash and cash equivalents provided by (used in):			
Operating activities	$ (27,163)	$ (25,042)	$ (11,342)
Investing activities	(6,162)	58,131	(62,594)
Financing activities	55,513	(19,563)	(13,010)
Change in cash, cash equivalents and restricted cash	$ 22,188	$ 13,526	$ (86,946)

Refer to the Consolidated Statement of Cash Flow and Note (3) Dispositions, Assets Held for Sale & Discontinued Operations for additional details on cash flows related to discontinued operations.

Operating Activities from Continuing Operations

Cash used in operating activities for continuing operations the years ended December 31, 2025, 2024 and 2023 was $27.2 million, $25.0 million and $11.3 million, respectively. This reflects the use of funds to support centralized management and ongoing corporate-level operating requirements. For the year ended December 31, 2023, tax refunds were received in the amount of $15.8 million, offsetting the cash used in operating activities.

Investing Activities from Continuing Operations

Investing activities from continuing operations the year ended December 31, 2025, resulted in cash used of $6.2 million driven by purchases of investments outpacing the proceeds from sales and maturities of investments. For December 31, 2024 cash provided by investing activities was $58.1 million due to proceeds from sales and maturities of investments, outpacing purchases of investments. For December 31, 2023 cash used of $62.6 million was attributable to purchases of investments outpacing the proceeds from sales and maturities of investments.

Financing Activities from Continuing Operations

Cash provided by financing activities was $55.5 million for the year ended December 31, 2025 primarily attributable to proceeds from issuance of debt at the holding company, partially offset by the payment of dividends, cash paid in connection with vested or exercised stock awards, and payment of debt issuance costs. Cash used in financing activities for the year ended December 31, 2024 and 2023, of $19.6 and $13.0 million, respectively, was primarily attributable to the payment of common dividends and cash paid in connection with vested or exercised stock awards. December 31, 2023, was also inclusive of non-controlling redemptions contributions.

Cash Flows from Discontinued Operations

Cash flows pertaining to discontinued operations are reported separately on the Consolidated Statements of Cash Flows.

Cash provided by operating activities was $195.4 million, compared to $265.8 million and $82.8 million for the years ended December 31, 2025, 2024 and 2023 respectively. The cash used by investing activities was $195.9 million, compared to $381.1 million and $182.1 million for the years ended December 31, 2025, 2024 and 2023, respectively. The cash used in financing activities was $44.0 million, for the year ended December 31, 2025. The cash provided by financing activities was $25.9 million and $126.4 million for the years ended December 31, 2024, and 2023, respectively.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's significant accounting policies are described in Note (2) Summary of Significant Accounting Policies. As disclosed in Note (2), the preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ significantly from those estimates.

The Company believes that the following discussion addresses the Company's most critical accounting policies, which are those that are most important to the portrayal of the Company's financial condition and results of operations and require management's most difficult, subjective and complex judgments.

Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels, from highest to lowest, are defined as follows:

• Level 1 – Unadjusted, quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

• Level 2 – Significant inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly through corroboration with observable market data. Level 2 inputs include quoted prices for similar instruments in active markets, and inputs other than quoted prices that are observable for the asset or liability. The types of financial assets and liabilities carried at Level 2 are valued based on one or more of the following:

a) Quoted prices for similar assets or liabilities in active markets;

b) Quoted prices for identical or similar assets or liabilities in non-active markets;

c) Pricing models whose inputs are observable for substantially the full term of the asset or liability;

d) Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability.

• Level 3 – Significant inputs that are unobservable inputs for the asset or liability, including the Company's own data and assumptions that are used in pricing the asset or liability.

The availability of observable inputs can vary depending on the financial asset or liability and is affected by a wide variety of factors, including, for example, the type of instrument, whether the instrument is new, whether the instrument is traded on an active exchange or in the secondary market, and the current market conditions. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized within Level 3 of the fair value hierarchy. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Tiptree's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and the consideration of factors specific to the instrument. From time to time, Tiptree's assets and liabilities will transfer between one level to another level. It is Tiptree's policy to recognize transfers between different levels at the end of each reporting period.

Tiptree utilizes both observable and unobservable inputs in its valuation methodologies. Observable inputs include benchmark yields, reported trades, broker-dealer quotes, issuer spreads, benchmark securities, bids, offers and reference data. In addition, specific issuer information and other market data is used. For broker quotes, quotes are obtained from sources recognized to be market participants. Unobservable inputs may include expected cash flow streams, default rates, supply and demand considerations and market volatility.

Fair Value Option

In addition to the financial instruments that the Company is required to measure at fair value, the Company has elected to make an irrevocable election to utilize fair value as the initial and subsequent measurement attribute for certain eligible financial assets and liabilities. Unrealized gains and losses on items for which the fair value option has been elected are reported in Net realized and unrealized gains (losses) within the consolidated statements of operations. The decision to elect the fair value option is determined on an instrument-by-instrument basis and must be applied to an entire instrument and is irrevocable once elected.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled.

The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in earnings in the period that includes the enactment date. Additionally, taxing jurisdictions could retroactively disagree with our tax treatment of certain items, and some historical transactions have income tax effects going forward. Accounting guidance requires these future effects to be evaluated using current laws, rules and regulations, each of which can change at any time and in an unpredictable manner.

The Company establishes valuation allowances for deferred tax assets when, in its judgment, it concludes that it is more likely than not that the deferred tax assets will not be realized. These judgments are based on projections of future income, including tax-planning strategies, by individual tax jurisdictions. Changes in economic conditions and the competitive environment may impact the accuracy of the Company's projections. On a quarterly basis, the Company assesses the likelihood that its deferred tax assets will be realized and determines if adjustments to the Company's valuation allowance is appropriate.

Recently Issued Accounting Standards

For a discussion of recently issued accounting standards, see Note (2) Summary of Significant Accounting Policies, in the accompanying consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We are exposed to interest rate risk related to borrowings. These risks result primarily from changes in SOFR rates and the spread over SOFR rates related to the credit risks of our businesses. For general purpose floating rate debt, interest rate fluctuations primarily affect interest expense and cash flows. If market interest rates rise, our earnings could be adversely affected by an increase in interest expense. In contrast, lower interest rates may reduce our interest expense and improve our earnings, except to the extent that our borrowings are subject to interest rate floors. As of December 31, 2025, Tiptree's holding company had $74.3 million general purpose floating rate debt.

Credit Risk

Credit risk within the Company's investments represents the exposure to the adverse changes in the creditworthiness of individual investment holdings, issuers, groups of issuers, industries, and countries. Our policy is to invest in high-quality securities and to limit investments in the instruments that are either unrated or rated below investment grade. As of December 31, 2025 and 2024, we had no instruments with credit risk exposure.

See Note (4) Marketable Securities to the consolidated financial statements for more information regarding our credit risk investments.

Market Risk

We are primarily exposed to market risk related to our investments in equity securities.

A 10% increase or decrease in the fair value of such investments would result in $0.5 million and $0.4 million of unrealized gains and losses as of December 31, 2025 and 2024, respectively.

Item 8. Financial Statements and Supplementary Data

Index to Consolidated Financial Statements

	Page
Report of Independent Registered Public Accounting Firm (PCAOB ID No. 34)	F-2
Consolidated Balance Sheets as of December 31, 2025 and 2024	F-5
Consolidated Statements of Operations for the years ended December 31, 2025, 2024 and 2023	F-6
Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2025, 2024 and 2023	F-7
Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2025, 2024 and 2023	F-8
Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024 and 2023	F-9
Notes to Consolidated Financial Statements	F-10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Tiptree Inc and its subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tiptree Inc and its subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income (loss), changes in stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes and the schedule listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assets and liabilities held for sale and discontinued operations — Refer to Notes 1 and 3 to the financial statements.

Critical Audit Matter Description

During 2025, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") to sell The Fortegra Group, Inc. ("Fortegra") and, as a result, reclassified assets and liabilities attributable to Fortegra to assets and liabilities held for sale, respectively, and reclassified income and expenses attributable to Fortegra to net income from discontinued operations in accordance with Accounting Standards Codification ("ASC") 205-20, Discontinued Operations ("ASC 205-20").

We identified the accounting and disclosure for assets and liabilities held for sale and discontinued operations as a critical audit matter because of the judgments made by management in its application of ASC 205-20. This critical audit matter required an increased extent of audit effort to evaluate management's accounting and presentation related to assets and liabilities held for sale and discontinued operations.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to evaluating management's accounting and presentation of assets and liabilities held for sale and discontinued operations included the following, among others:

- We evaluated the design and tested the operating effectiveness of internal controls related to management's assessment of assets and liabilities held for sale and discontinued operations, including controls related to management's classification, timing, and disclosure in the Company's financial statements.

- We read minutes of the Board of Directors and the special Shareholder meeting that evidenced proper authorization and approval of the sale.

- We obtained and read the Merger Agreement and evaluated whether the accounting treatment was consistent with the terms.

- We obtained and evaluated management's documentation of the accounting and presentation conclusions related to assets and liabilities held for sale and discontinued operations.

- We evaluated the application of ASC 205-20, including the balance sheet and income statement presentation.

- We evaluated the Company's disclosures relating to assets and liabilities held for sale and discontinued operations in the financial statements.

Policy liabilities and unpaid claims (within liabilities held for sale) - Refer to Notes 1 and 3 to the financial statements

Critical Audit Matter Description

Policy liabilities and unpaid claims (included within liabilities held for sale) include claims in the normal course of settlement and reserve estimates. The Company estimates policy liabilities and unpaid claims by applying a variety of generally accepted actuarial methods to historical loss development patterns, which require numerous assumptions and significant judgment.

We identified policy liabilities and unpaid claims as a critical audit matter because of the significant estimates and assumptions management made in forecasting ultimate losses. This critical audit matter required a high degree of auditor judgment and an increased extent of audit effort, including the need to involve our actuarial specialists, when performing audit procedures to evaluate management's selection of various assumptions in determining unpaid claims reserves.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to testing management's significant estimates and assumptions used in determining policy liabilities and unpaid claims included the following, among others:

- We tested the design and operating effectiveness of controls over policy liabilities and unpaid claims, including those related to the estimation and management's review of the estimates as well as the selection of underlying assumptions.

- We tested the design and operating effectiveness of controls over the completeness and accuracy of the premium and claim data utilized by management and their third-party actuaries.

- We evaluated the methods and assumptions used by the Company to estimate the policy liabilities and unpaid claims through the following procedures:

  o With assistance from our actuarial specialists:

    - We developed an independent expected range of policy liabilities and unpaid claims reserves based on historical and industry claim development factors or performed actuarial peer review procedures to evaluate management's application of actuarial methods and significant assumptions.

    - We performed retrospective procedures comparing actual loss development with expected development to assess the reasonableness of assumptions used, including consideration of potential bias, in the estimation of policy liabilities and unpaid claims.

  o We tested the underlying data that served as the basis for the actuarial analysis, including historical claims data, to test that the inputs to the actuarial estimates were complete and accurate.

/s/ Deloitte & Touche LLP

New York, New York
March 9, 2026

We have served as the Company's auditor since 2017.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Tiptree Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Tiptree Inc. and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)*issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB) the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated March 9, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

New York, New York
March 9, 2026

Consolidated Balance Sheets

(in thousands, except share data)

		As of December 31,		
		2025		2024
Assets:				
Current assets:				
Cash and cash equivalents	$	30,784	$	19,437
Marketable securities		21,701		15,024
Other current assets		2,361		3,705
Total current assets		54,846		38,166
Right of use asset		8,301		10,140
Property, plant and equipment, net		6,262		7,710
Other assets		2,269		3,122
Assets held for sale [1]		6,768,387		5,635,651
Total assets	$	6,840,065	$	5,694,789
Liabilities and Stockholders' Equity				
Liabilities:				
Current liabilities:				
Short-term debt, net	$	8,138	$	—
Other current liabilities		20,964		15,572
Total current liabilities		29,102		15,572
Long-term debt, net		63,948		—
Long-term lease obligations		8,654		11,137
Deferred tax liabilities		80,390		57,071
Liabilities held for sale [1]		5,905,572		4,954,238
Total liabilities	$	6,087,666	$	5,038,018
Stockholders' Equity:				
Preferred stock: $0.001 par value, 100,000,000 shares authorized, none issued or outstanding	$	—	$	—
Common stock: $0.001 par value, 200,000,000 shares authorized, 37,824,472 and 37,255,838 shares issued and outstanding, respectively		38		37
Additional paid-in capital		394,435		389,693
Accumulated other comprehensive income (loss), net of tax		(7,496)		(27,750)
Retained earnings		121,574		95,718
Total Tiptree Inc. stockholders' equity		508,551		457,698
Non-controlling interests:				
Fortegra preferred interests		77,679		77,679
Common interests		166,169		121,394
Total non-controlling interests		243,848		199,073
Total stockholders' equity		752,399		656,771
Total liabilities and stockholders' equity	$	6,840,065	$	5,694,789

[1] See Note (3) Dispositions, Assets Held for Sale & Discontinued Operations for further details.

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

(in thousands, except share data)

	For the Year Ended December 31,					
		2025		2024		2023
Revenues:						
Other revenue	$	488	$	1,520	$	2,118
Total revenues		488		1,520		2,118
Expenses:						
Employee compensation and benefits		33,844		29,159		30,694
Depreciation and amortization		1,448		1,451		1,425
Other expenses		11,920		11,184		13,457
Total expenses		47,212		41,794		45,576
Operating income (loss) before taxes		(46,724)		(40,274)		(43,458)
Non operating income:						
Net realized and unrealized gains (losses)		(1,518)		(905)		(5,289)
Other income		3,640		2,617		5,268
Income (loss) before taxes		(44,602)		(38,562)		(43,479)
Less: provision (benefit) for income taxes		(5,691)		(6,217)		(4,747)
Net income (loss) from continuing operations		(38,911)		(32,345)		(38,732)
Net income (loss) from discontinued operations [1]		73,838		85,712		52,692
Net income (loss)		34,927		53,367		13,960
Less: net income (loss) attributable to non-controlling interests		—		—		9
Net income (loss) attributable to common stockholders	$	34,927	$	53,367	$	13,951
Net income (loss) from continuing operations per common share:						
Basic earnings per share	$	(1.04)	$	(0.88)	$	(1.06)
Diluted earnings per share	$	(1.04)	$	(0.88)	$	(1.06)
Net income (loss) from discontinued operations per common share:						
Basic earnings per share	$	1.97	$	2.32	$	1.44
Diluted earnings per share	$	1.80	$	2.22	$	1.40
Net income (loss) per common share:						
Basic earnings per share	$	0.93	$	1.44	$	0.38
Diluted earnings per share	$	0.76	$	1.34	$	0.34
Weighted average number of common shares:						
Basic		37,559,807		36,872,706		36,693,204
Diluted		37,559,807		36,872,706		36,693,204
Dividends declared per common share	$	0.24	$	0.49	$	0.20

[1] See Note (3) Dispositions, Assets Held for Sale & Discontinued Operations for further details.

See accompanying notes to consolidated financial statements.

TIPTREE INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

(in thousands)

	For the Year Ended December 31,		
	2025	2024	2023
Net income (loss)	$ 34,927	$ 53,367	$ 13,960
Other comprehensive income (loss), net of tax:			
Change in unrealized gains (losses) on available for sale securities	32,958	(1,012)	19,003
Change in unrealized currency translation adjustments	8,447	(2,431)	7,213
Related (provision) benefit for income taxes	(13,934)	891	(8,105)
Other comprehensive income (loss), net of tax	27,471	(2,552)	18,111
Comprehensive income (loss)	62,398	50,815	32,071
Less: comprehensive income (loss) attributable to non-controlling interests	7,217	(875)	4,764
Comprehensive income (loss) attributable to common stockholders	$ 55,181	$ 51,690	$ 27,307

See accompanying notes to consolidated financial statements.

TIPTREE INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity

(in thousands, except share data)

| | Common stock | | Additional paid-in capital | Accumulated other comprehensive income (loss) | Retained earnings | Total Tiptree Inc. stockholders' equity | Non-controlling interests | | Total stockholders' equity |
	Number of shares	Par value					Fortegra preferred interests	Common interests	
Balance at December 31, 2022	36,385,299	$ 36	$ 382,645	$ (39,429)	$ 54,113	$ 397,365	$ 77,679	$ 58,529	$ 533,573
Amortization of share-based incentive compensation	—	—	5,845	—	—	5,845	—	1,863	7,708
Vesting of share-based incentive compensation	315,881	1	(250)	—	—	(249)	—	(470)	(719)
Shares issued upon exercise of options	55,007	—	—	—	—	—	—	—	—
Non-controlling interest distributions	—	—	(1,751)	—	—	(1,751)	—	(3,208)	(4,959)
Net change in non-controlling interests and other	—	—	(4,250)	—	—	(4,250)	—	905	(3,345)
Common stock dividends declared	—	—	—	—	(7,401)	(7,401)	—	—	(7,401)
Other comprehensive income (loss), net of tax	—	—	—	13,356	—	13,356	—	4,755	18,111
Subsidiary preferred dividends declared	—	—	—	—	(6,400)	(6,400)	—	—	(6,400)
Net income (loss)	—	—	—	—	20,351	20,351	—	19,646	39,997
Balance at December 31, 2023	36,756,187	$ 37	$ 382,239	$ (26,073)	$ 60,663	$ 416,866	$ 77,679	$ 82,020	$ 576,565
Amortization of share-based incentive compensation	—	—	8,407	—	—	8,407	—	3,475	11,882
Vesting of share-based incentive compensation	499,651	—	(953)	—	—	(953)	—	(752)	(1,705)
Non-controlling interest contributions	—	—	—	—	—	—	—	9,956	9,956
Non-controlling interest distributions	—	—	—	—	—	—	—	(644)	(644)
Net change in non-controlling interests and other	—	—	—	—	—	—	—	332	332
Common stock dividends declared	—	—	—	—	(18,312)	(18,312)	—	—	(18,312)
Other comprehensive income (loss), net of tax	—	—	—	(1,677)	—	(1,677)	—	(875)	(2,552)
Subsidiary preferred dividends declared	—	—	—	—	(6,418)	(6,418)	—	—	(6,418)
Net income (loss)	—	—	—	—	59,785	59,785	—	27,882	87,667
Balance at December 31, 2024	37,255,838	$ 37	$ 389,693	$ (27,750)	$ 95,718	$ 457,698	$ 77,679	$ 121,394	$ 656,771
Amortization of share-based incentive compensation	—	—	11,055	—	—	11,055	—	3,503	14,558
Vesting of share-based incentive compensation	568,634	1	(6,313)	—	—	(6,312)	—	1,502	(4,810)
Common stock dividends declared	—	—	—	—	(9,071)	(9,071)	—	—	(9,071)
Other comprehensive income (loss), net of tax	—	—	—	20,254	—	20,254	—	7,217	27,471
Subsidiary preferred dividends declared	—	—	—	—	(6,400)	(6,400)	—	—	(6,400)
Net income (loss)	—	—	—	—	41,327	41,327	—	32,553	73,880
Balance at December 31, 2025	37,824,472	$ 38	$ 394,435	$ (7,496)	$ 121,574	$ 508,551	$ 77,679	$ 166,169	$ 752,399

See accompanying notes to consolidated financial statements.

TIPTREE INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(in thousands)

	For the Year Ended December 31,		
	2025	2024	2023
Operating Activities:			
Net income (loss) attributable to common stockholders	$ 34,927	$ 53,367	$ 13,951
Net income (loss) attributable to non-controlling interests	—	—	9
Net income (loss)	34,927	53,367	13,960
Adjustments to reconcile net income to net cash provided by (used in) operating activities			
Net realized and unrealized (gains) losses	1,518	905	5,289
Non-cash compensation expense	11,342	8,682	6,231
Amortization/accretion of premiums and discounts	(1,257)	(890)	(1,899)
Depreciation and amortization expense	1,448	1,451	1,425
Non-cash lease expense	1,915	1,910	2,015
Deferred provision (benefit) for income taxes	(6,579)	(5,235)	(5,965)
Amortization of deferred financing costs	677	—	—
Net income from discontinued operations	(73,838)	(85,712)	(52,692)
Changes in operating assets and liabilities:			
(Increase) decrease in other assets	1,250	3,412	25,646
Increase (decrease) in other liabilities and lease obligations	1,434	(2,932)	(5,352)
Net cash provided by (used in) operating activities from continuing operations	(27,163)	(25,042)	(11,342)
Net cash provided by (used in) operating activities from discontinued operations	195,381	265,798	82,794
Net cash provided by (used in) operating activities	168,218	240,756	71,452
Investing Activities:			
Purchases of investments	(90,506)	(30,254)	(149,309)
Proceeds from sales and maturities of investments	84,344	88,418	90,811
Purchases of property, plant and equipment	—	(33)	(4,096)
Net cash provided by (used in) investing activities from continuing operations	(6,162)	58,131	(62,594)
Net cash provided by (used in) investing activities from discontinued operations	(195,864)	(381,116)	(182,075)
Net cash provided by (used in) investing activities	(202,026)	(322,985)	(244,669)
Financing Activities:			
Dividends paid	(9,071)	(18,312)	(7,401)
Non-controlling interest (redemptions) contributions	—	—	(4,925)
Cash (paid) received in connection with vested or exercised stock awards	(6,600)	(1,251)	(684)
Payment of debt issuance costs	(2,315)	—	—
Proceeds from borrowings and mortgage notes payable	74,250	—	—
Principal paydowns of borrowings and mortgage notes payable	(751)	—	—
Net cash provided by (used in) financing activities from continuing operations	55,513	(19,563)	(13,010)
Net cash provided by (used in) financing activities from discontinued operations	(44,032)	25,850	126,416
Net cash provided by (used in) financing activities	11,481	6,287	113,406
Effect of exchange rate changes on cash	3,434	(355)	1,525
Net increase (decrease) in cash, cash equivalents and restricted cash	(18,893)	(76,297)	(58,286)
Cash, cash equivalents and restricted cash – beginning of period	19,437	46,976	135,337
Cash, cash equivalents and restricted cash – beginning of period - held for sale	396,827	445,585	415,510
Cash, cash equivalents and restricted cash – end of period	397,371	416,264	492,561
Less: Reclassification of cash to held for sale	366,587	396,827	445,585
Cash, cash equivalents and restricted cash – end of period	$ 30,784	$ 19,437	$ 46,976
Supplemental Disclosure of Cash Flow Information:			
Cash paid during the period for interest expense	$ 26,327	$ 28,708	$ 26,513
Cash (received) paid during the period for income taxes	$ 53,467	$ 15,291	$ (15,178)
Supplemental Schedule of Non-Cash Investing and Financing Activities:			
Right of use asset obtained in exchange for lease liability	$ —	$ —	$ 55

	As of December 31,		
Reconciliation of cash, cash equivalents and restricted cash	2025	2024	2023
Cash and cash equivalents	$ 322,169	$ 320,067	$ 468,711
Restricted cash	75,202	96,197	23,850
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	$ 397,371	$ 416,264	$ 492,561

See accompanying notes to consolidated financial statements.

(in thousands, except share data)

(1) Organization

Tiptree Inc. (together with its consolidated subsidiaries, collectively, Tiptree, the Company, or we) is a Maryland Corporation that was incorporated on March 19, 2007. Tiptree's common stock trades on the Nasdaq Capital Market under the symbol "TIPT." Tiptree is a holding company that allocates capital across a broad spectrum of businesses, assets and other investments.

For the years ended December 31, 2025, 2024 and 2023, the Chief Operating Decision Maker ("CODM") was the Executive Committee of the Company, comprised of the Executive Chairman and former Chief Executive Officer. The CODM primarily uses income before taxes, as reported on the Consolidated Statements of Operations, to allocate resources and assess performance. In addition, our measure of segment assets is reported on the Consolidated Balance Sheets as total assets. Significant segment expenses can be seen on the Consolidated Statements of Operations. The Company's previous insurance and mortgage segments have been classified as discontinued operations and the Company now operates under one operating and one reportable segment.

As of December 31, 2025, Fortegra was owned approximately 78.8% by Tiptree Holdings, 17.6% by Warburg and 3.6% by management and directors of Fortegra, before giving effect to the exercise of outstanding warrants and management options, and the conversion of outstanding preferred stock. See Note (8) Stockholders' Equity for further details.

On September 26, 2025, Tiptree entered into an Agreement and Plan of Merger (the "Sale Agreement") with DB Insurance Co., Ltd., incorporated and existing under the laws of the Republic of Korea ("Purchaser"), and Fortegra, a Delaware corporation and subsidiary of Tiptree. A subsidiary of Purchaser ("Merger Sub") to be incorporated in Delaware following the date of the Sale Agreement and prior to the closing of the Sale (the "Closing") will, upon its formation, execute a joinder to the Sale Agreement and thereby become a party thereto.

Pursuant to the Sale Agreement, Purchaser will acquire Fortegra for a purchase price of $1.65 billion in cash (subject to certain adjustments set forth in the Sale Agreement) and Merger Sub will merge with and into Fortegra, with Fortegra being the surviving corporation (the "Sale"), and as a result of which Purchaser shall be the sole stockholder of Fortegra. The purchase price will be reduced by certain categories of payments made by Fortegra after June 30, 2025, and at or prior to the Closing ("Leakage"), except for certain categories of agreed permitted leakage. Leakage includes payments for, among other categories, specified transaction expenses, certain dividends or distributions to related parties, payments to related parties for equity or securities redemptions, returns of capital, and other specified categories of payments or liabilities. Permitted leakage includes payments reserved for in the financial statements of Fortegra, requested or consented to by Purchaser, and other specified categories of payments or liabilities. Purchaser's recovery for Leakage that is not adjusted for at the Closing is limited to a leakage reserve holdback account. If the Closing has not occurred on or before June 1, 2026, the $1.65 billion purchase price will be increased by a profit sharing fee which shall accrue on such price from June 1, 2026 through the Closing at a rate of 10% per annum.

The Sale Agreement contains customary representations and warranties made by each of the parties. The parties have also agreed to various covenants in the Sale Agreement, including agreements by Fortegra to conduct its business in the ordinary course of business in all material respects and in compliance with applicable law and to use commercially reasonable efforts to maintain and preserve substantially intact its present business organization and significant business relationships and goodwill.

Tiptree is also subject to customary "no-shop" restrictions on its ability to solicit acquisition proposals from third parties (including acquisition proposals relating to the sale of all or a significant portion of Fortegra or its assets) and to provide information to, and participate in discussions and engage in negotiations with, third parties regarding any acquisition proposals. Tiptree may, under certain specified circumstances, provide information to, and participate in discussions and engage in negotiations with, third parties with respect to an acquisition proposal if the board of directors of Tiptree has determined in good faith (after consultation with its outside legal counsel and financial advisors) that such alternative acquisition proposal constitutes or would reasonably be expected to lead to or result in a Superior Proposal (as defined in the Sale Agreement). If the board of directors of Tiptree has determined in good faith (after consultation with its outside legal counsel and financial advisors) that an acquisition proposal constitutes a Superior Proposal, then Tiptree may terminate the Sale Agreement to enter into an agreement with respect to such Superior Proposal, subject to compliance with the procedures specified in the Sale Agreement and payment of a termination fee of $49,500. The Sale Agreement also provides that Tiptree will call a special stockholder meeting and take customary steps, including mailing a proxy statement to Tiptree's stockholders, in order to obtain stockholder approval of the Sale. On December 3, 2025, Tiptree's stockholders approved the Sale pursuant to the Sale Agreement.

The Sale is anticipated to close in mid-2026. The Closing is subject to certain conditions, including (i) Tiptree stockholder approval, (ii) Fortegra stockholder approval, (iii) regulatory approval, including certain Form A filings and other insurance regulatory approvals in certain foreign jurisdictions, clearance by the Committee on Foreign Investment in the United States and the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iv) the continued accuracy of the representations and warranties of the parties (subject to specified materiality standards), (v) performance of each

party's obligations under the Sale Agreement in all material respects and (vi) the absence of a material adverse effect with respect to Fortegra.

On October 31, 2025, Tiptree entered into a Purchase Agreement, dated as of October 31, 2025 (the "Reliance Purchase Agreement") by and among Carrington Holding Company, LLC, as buyer (the "Former Buyer"), Tiptree and Reliance Holdings LLC ("Reliance Holdings"), a wholly owned subsidiary of Tiptree, as sellers (the "Reliance Sellers") and Reliance First Capital, LLC, a wholly owned subsidiary of Reliance Holdings ("Reliance"), as amended by Amendment No. 1 to Reliance Purchase Agreement, dated as of December 5, 2025, replacing Former Buyer with Carrington Mortgage Services, LLC (the "Reliance Buyer").

Pursuant to the Reliance Purchase Agreement, the Reliance Buyer will acquire from the Reliance Sellers, pursuant to the terms of the Reliance Purchase Agreement, all of the issued and outstanding membership interests of Reliance for an amount equal, in U.S. dollars, to the sum of (a) the product of (i) the Tangible Book Value (as defined in the Reliance Purchase Agreement) of Reliance as of the closing of the Reliance Transaction and (ii) 93.50%; less (b) Transaction Expenses (as defined in the Reliance Purchase Agreement); less (c) Unpaid Taxes (as defined in the Reliance Purchase Agreement) (the "Reliance Transaction"). At the closing of the Reliance Transaction, the Reliance Buyer will pay, or cause to be paid, to the Reliance Sellers the Estimated Cash Payment (as defined in the Reliance Purchase Agreement), less an amount equal to the Purchase Price Adjustment Holdback Amount (as defined in the Reliance Purchase Agreement).

(2) Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements of Tiptree have been prepared in accordance with GAAP and include the accounts of the Company and its subsidiaries. The consolidated financial statements are presented in U.S. dollars, the main operating currency of the Company.

Non-controlling interests on the consolidated financial statements represent the ownership interests in certain consolidated subsidiaries held by entities or persons other than Tiptree. Accounts and transactions between consolidated entities have been eliminated.

Reclassifications

As a result of changes in presentation, certain prior year amounts have been reclassified to conform to the current presentation. These reclassifications had no effect on the reported results of operations.

Use of Estimates

The preparation of the Company's consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the Company's consolidated financial statements and accompanying notes. Management makes estimates and assumptions that include, but are not limited to, the determination of the following significant items:

- Fair value of financial assets and liabilities, including, but not limited to, securities, and loans;

- Value of acquired assets and liabilities;

- Carrying value of goodwill and other intangibles, including estimated amortization period and useful lives;

- The realization of deferred tax assets, and recognition and measurement of uncertain tax positions; and

- Other matters that affect the reported amounts and disclosure of contingencies in the consolidated financial statements.

Although these and other estimates and assumptions are based on the best available estimates, actual results could differ materially from management's estimates.

Business Combination Accounting

The Company accounts for business combinations by applying the acquisition method of accounting. The acquisition method requires, among other things, that the assets acquired and liabilities assumed in a business combination be measured at fair value as of the closing date of the acquisition. The net assets acquired may consist of tangible and intangible assets and the excess of purchase price over the fair value of identifiable net assets acquired, or goodwill. The determination of estimated useful lives and the allocation of the purchase price to the intangible assets requires significant judgment and affects the amount of future amortization and possible impairment charges. Contingent consideration, if any, is measured at fair value on the date of acquisition. The fair value of any contingent consideration liability is remeasured at each reporting date with any change recorded in other expense in the consolidated statements of operations. Acquisition and transaction costs are expensed as incurred.

In certain instances, the Company may acquire less than 100% ownership of an entity, resulting in the recording of a non-controlling interest. The measurement of assets and liabilities acquired and non-controlling interest is initially established at a preliminary estimate of fair value, which may be adjusted during the measurement period, primarily due to the results of valuation studies applicable to the business combination.

Acquisitions that do not meet the criteria for the acquisition method of accounting are accounted for as acquisitions of assets.

Dispositions and Assets and Liabilities Held for Sale

The results of operations of a business that has either been disposed of or are classified as held for sale are reported in discontinued operations if the disposal of the business represents a strategic shift that has (or will have) a major effect on an entity's operations and financial results. The Company carries assets and liabilities held for sale at the lower of carrying value on the date the asset is initially classified as held for sale or fair value less costs to sell. At the time of reclassification to held for sale, the Company ceases the recording of depreciation and amortization on assets classified as held for sale. According to ASC 360, Property, Plant, and Equipment, this also means the disposal group is subsequently evaluated for impairment.

Accounting policies specific to our dispositions and assets and liabilities held for sale are described in more detail in Note (3) Dispositions, Assets Held for Sale & Discontinued Operations.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, cash held in banks, money market funds, and all highly liquid investments of sufficient credit quality purchased with an initial maturity of three months or less to be cash equivalents, including U.S. and foreign government securities.

Marketable Securities

Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels, from highest to lowest, are defined as follows:

• Level 1 – Unadjusted, quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

• Level 2 – Significant inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly through corroboration with observable market data. Level 2 inputs include quoted prices for similar instruments in active markets, and inputs other than quoted prices that are observable for the asset or liability. The types of financial assets and liabilities carried at Level 2 are valued based on one or more of the following:

  a) Quoted prices for similar assets or liabilities in active markets;

  b) Quoted prices for identical or similar assets or liabilities in nonactive markets;

  c) Pricing models whose inputs are observable for substantially the full term of the asset or liability;

  d) Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability.

• Level 3 – Significant inputs that are unobservable inputs for the asset or liability, including the Company's own data and assumptions that are used in pricing the asset or liability.

The availability of observable inputs can vary depending on the financial asset or liability and is affected by a wide variety of factors, including, for example, the type of instrument, whether the instrument is new, whether the instrument is traded on an active exchange or in the secondary market, and the current market conditions. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized within Level 3 of the fair value hierarchy. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Tiptree's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and the consideration of factors specific to the instrument. From time to time, Tiptree's assets and liabilities will transfer between one level to another level. It is Tiptree's policy to recognize transfers between different levels at the end of each reporting period.

Tiptree utilizes both observable and unobservable inputs in its valuation methodologies. Observable inputs include benchmark yields, reported trades, broker-dealer quotes, issuer spreads, benchmark securities, bids, offers and reference data. In addition, specific issuer information and other market data is used. For broker quotes, quotes are obtained from sources recognized to be market participants. Unobservable inputs may include expected cash flow streams, default rates, supply and demand considerations and market volatility.

Fair Value Option

In addition to the financial instruments that the Company is required to measure at fair value, the Company has elected to make an irrevocable election to utilize fair value as the initial and subsequent measurement attribute for certain eligible financial assets and liabilities. Unrealized gains and losses on items for which the fair value option has been elected are reported in Net realized and unrealized gains (losses) within the consolidated statements of operations. The decision to elect the fair value option is determined on an instrument-by-instrument basis and must be applied to an entire instrument and is irrevocable once elected.

The Company records all investment transactions on a trade‑date basis. Realized gains (losses) are determined using the specific-identification method. The Company classifies its investments in debt securities as available for sale, trading or held-to-maturity based on the Company's intent and ability to hold the debt security to maturity. The Company did not have any held-to-maturity securities at December 31, 2025 and 2024. See Note (4) Marketable Securities for further details.

Available for Sale Securities, at Fair Value (AFS)

AFS are securities that are not classified as trading or held-to-maturity and are intended to be held for indefinite periods of time. AFS securities include those debt securities that management may sell as part of its asset/liability management strategy or in response to changes in interest rates, resultant prepayment risk or other factors. AFS securities are held at fair value on the consolidated balance sheet with changes in fair value including non-credit related losses, net of related tax effects, recorded in the AOCI component of stockholders' equity in the period of change. Upon the disposition of an AFS security, the Company reclassifies the gain or loss on the security from AOCI to net realized and unrealized gains (losses) on the consolidated statements of operations.

For AFS securities, the Company reviews its securities portfolio for impairment and determines if impairment is related to credit loss or non-credit loss. In making the assessment of whether a loss is from credit or other factors, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security is compared to the amortized cost basis of the security. If the present value of cash flows is less than the amortized cost basis, a credit loss exists and an allowance is created, limited by the amount that the fair value is less than the amortized cost basis.

Subsequent activity related to the credit loss component (e.g. write-offs, recoveries) is recognized as part of the allowance for credit losses on AFS securities. For AFS securities which have an expectation of zero risk of nonpayment of the amortized cost basis (e.g. U.S. Treasury securities or agency securities), the expected credit loss is zero.

Equity Securities

Equity securities are investments consisting of equity securities that are purchased principally for the purpose of selling them in the near term. Changes in fair value are recorded in net realized and unrealized gains (losses) on investments on the consolidated statements of operations in the period of change.

Other Assets

Other assets primarily consist of prepaid expenses, income tax receivable, security deposits, deferred sublease rent, notes and accounts receivable, intangible assets, other investments, and sublease broker commission.

Right Of Use Asset

Right of use asset, or ROU, represents the right to use the underlying asset during the lease term, initially measured at the amount of the lease liability plus any prepaid lease payments and the initial direct costs, less any lease incentives received.

Property, Plant and Equipment, net

Property, plant and equipment consists primarily of leasehold improvements and furniture and fixtures net of accumulated depreciation.

Debt, net

Debt is carried on the consolidated balance sheets at an amount equal to the unpaid principal balance, net of any remaining unamortized discount or premium and direct and any incremental costs attributable to issuance. Discounts, premiums and direct and incremental costs are amortized as a component of interest expense in the consolidated statements of operations over the life of the debt. See Note (5) Debt, net for further details.

Other Current Liabilities

Other current liabilities primarily consist of accounts payable, accrued expenses, compensation and benefits, and deferred tax liabilities, net. See Note (6) Other Current Liabilities for further details.

Lease Obligations

All leases with terms exceeding 12 months are recognized on the balance sheet, irrespective of the lease classification. The associated liability is determined by applying the discount rate implicit in the lease, reflecting the present value of future lease payments.

Income Taxes

Deferred tax assets and liabilities are determined using the asset and liability method. Under this method, deferred tax assets and liabilities are established for future tax consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to reverse. A valuation allowance is established when necessary to reduce a deferred tax asset to the amount expected to be realized. Several of the Company's subsidiaries file state tax returns on a standalone basis. As of June 21, 2022, Fortegra began filing federal and state tax returns on a standalone basis. These U.S. federal and state income tax returns, when filed, will be subject to examination by the Internal Revenue Service and state departments of revenue. The Company's non-domestic subsidiaries file income tax returns in their respective local jurisdictions. See Note (11) Income Taxes for further details.

The Company evaluates tax positions taken or expected to be taken in the course of preparing its tax returns to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authority. The Company's provision or benefit for income taxes is adjusted accordingly for tax positions not deemed to meet the more likely than not threshold. The Company's policy is to account for interest as a component of interest expense and penalties as a component of other expenses.

Stock Based Compensation

The Company accounts for share‑based compensation issued to employees, directors, and affiliates of the Company using the current fair value methodology based on the type of vesting condition – time based, performance based or market based or combination. See Note (10) Stock Based Compensation for further details.

The Company initially measures the cost of all share-based compensation incentive awards at fair value on the date of grant, whether accounted for as an equity or liability award. The compensation cost is recognized over the required service period, generally defined as the vesting period using the straight-line method. When the share-based compensation awards are accounted for as equity awards, the compensation cost is charged to expense with a corresponding credit to additional paid-in capital. If the share-based compensation awards are accounted for as liability awards, their fair value is remeasured at each reporting period, with the compensation cost charged to expense with a corresponding credit to other liabilities.

(in thousands, except share data)

Grants of restricted stock units (RSUs) and options are accounted for as equity based upon their expected settlement method. The Company recognizes the cost of such awards over the vesting period using the straight-line method and uses the graded-vesting method to recognize compensation expense for the performance vesting RSUs. Compensation expense will be recognized to the extent that it is probable that the performance condition will be achieved. The Company reassesses the probability of satisfaction of the performance condition for the performance vesting RSUs for each reporting period.

Earnings Per Share

The Company presents both basic and diluted earnings per Common Share in its consolidated financial statements and footnotes thereto. Basic earnings per Common Share (Basic EPS) excludes dilution and is computed by dividing net income or loss available to common stockholders by the weighted average number of common shares outstanding, which includes vested RSUs, for the period. Diluted earnings per Common Share (Diluted EPS) reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares where such exercise or conversion would result in a lower earnings per share amount.

The Company calculates EPS using the two-class method, which is an earnings allocation formula that determines EPS for common shares and participating securities. Unvested RSUs contain non-forfeitable rights to distributions or distribution equivalents (whether paid or unpaid) and are participating securities that are included in the computation of EPS using the two-class method. Accordingly, all earnings (distributed and undistributed) are allocated to common shares and participating securities based on their respective rights to receive distributions. The participating securities do not have a contractual obligation to absorb losses and are only allocated in periods where there is income. See Note (12) Earnings Per Share, for EPS computations.

Recent Accounting Standards

Recently Adopted Accounting Pronouncements

Accounting Standard Update	Description	Adoption Date	Impact on Financial Statements
2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting and 2022-06 Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848	The amendments in these updates provide optional guidance for a limited period to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The amendments provide optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform if certain criteria are met.	October 1, 2024	The amendments do not have a material impact to its consolidated financial statements.
2023-09, Income Taxes (Topic 740) Improvements to Income Tax Disclosures	The amendments in this update enhance the transparency and decision usefulness of income tax disclosures. Investors, lenders, creditors, and other allocators of capital (collectively, “investors”) indicated that the existing income tax disclosures should be enhanced to provide information to better assess how an entity’s operations and related tax risks and tax planning and operational opportunities affect its tax rate and prospects for future cash flows. Investors currently rely on the rate reconciliation table and other disclosures, including total income taxes paid, to evaluate income tax risks and opportunities. While investors find these disclosures helpful, they suggested possible enhancements to better (1) understand an entity’s exposure to potential changes in jurisdictional tax legislation and the ensuing risks and opportunities, (2) assess income tax information that affects cash flow forecasts and capital allocation decisions, and (3) identify potential opportunities to increase future cash flows.	December 31, 2025	The amendments do not have a material impact to its financial statements but will enhance the income tax disclosures.

Recently Issued Accounting Pronouncements, Not Yet Adopted

Accounting Standard Update	Description	Adoption Date	Impact on Financial Statements
2024-03, Income Statement—Reporting Comprehensive	The amendments in this update require disclosure, in the notes to financial statements, of specified information about certain costs	The amendments in this update are effective for annual reporting periods	The Company is currently assessing the amendments and expects to adopt this

(in thousands, except share data)

Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses	and expenses. The amendments require that at each interim and annual reporting period an entity: 1. Disclose the amounts of relevant expense and within which expense caption the relevant expense is presented on the face of the income statement within continuing operations. 2. Include certain amounts that are already required to be disclosed under current generally accepted accounting principles (GAAP) in the same disclosure as the other disaggregation requirements. 3. Disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively. 4. Disclose the total amount of selling expenses and, in annual reporting periods, an entity's definition of selling expenses.	beginning after December 15, 2026.	guidance when required, with minimal impact to its financials and disclosures.
2025-05, Financial Instruments — Credit Losses (Topic 326)	The amendments in this update provide all entities with a practical expedient when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. In developing reasonable and supportable forecasts as part of estimating expected credit losses, all entities may elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset.	The amendments in this update are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods.	The Company is currently assessing the amendments and expects to adopt this guidance when required, with minimal impact to its financials or disclosures.
2025-06, Intangibles Goodwill and Other Internal-Use Software (Subtopic 350-40)	The amendments in this update remove all references to prescriptive and sequential software development stages (referred to as "project stages") throughout Subtopic 350-40. Therefore, an entity is required to start capitalizing software costs when management has authorized and committed to funding the software project and it is probable that the project will be completed and the software will be used to perform the function intended (referred to as the "probable-to-complete recognition threshold").	The amendments in this update are effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods.	The Company is currently assessing the amendments and expects to adopt this guidance when required, with minimal impact to its financials or disclosures.
2025-11, Interim Reporting (Topic 270) Narrow-Scope Improvements	The amendments in this Update clarify interim reporting disclosure requirements and improves the organization of existing guidance of Topic 270.	The amendments in this update are effective for interim periods beginning after December 15, 2027.	The Company is currently assessing the amendments and expects to adopt the guidance when required. The Company does not anticipate a material impact on its financial statements or disclosures.
2025-12, Codification Improvements	These amendments clean up outdated language, fix errors, clarify calculations and disclosures, update references, and improve consistency across GAAP, with numerous updates also affecting nonprofit and specialized accounting areas. The amendments are not expected to have a significant effect on current accounting practice.	The amendments in this update are effective for annual reporting periods beginning after December 15, 2026.	The Company is currently assessing the amendments and expects to adopt the guidance when required. The Company does not anticipate a material impact on its financial statements or disclosures.

(in thousands, except share data)

(3) Dispositions, Assets Held for Sale & Discontinued Operations

Dispositions

The Company entered into a Sale Agreement to sell Fortegra, our insurance segment, on September 26, 2025, and a Purchase Agreement to sell Reliance, our mortgage segment, on October 31, 2025. As a result of these agreements, in addition to the required shareholder approval for the Fortegra Sale Agreement obtained on December 3, 2025, both segments were classified as held for sale and discontinued operations as of December 31, 2025. The Company reclassified income and expenses attributable to Fortegra and Reliance to net income (loss) from discontinued operations for the years ended December 31, 2025, 2024 and 2023. Assets and liabilities attributable to Fortegra and Reliance have been reclassified to assets held for sale and liabilities held for sale, respectively, as of December 31, 2025 and 2024.

The Fortegra Sale is anticipated to close in mid-2026. The Closing is subject to certain conditions, including regulatory approval, including certain Form A filings and other insurance regulatory approvals in certain foreign jurisdictions, clearance by the Committee on Foreign Investment in the United States and the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the continued accuracy of the representations and warranties of the parties (subject to specified materiality standards), performance of each party's obligations under the Sale Agreement in all material respects and the absence of a material adverse effect with respect to Fortegra.

The terms of the Reliance Purchase Agreement specify that the total purchase price will be 93.5% of Reliance's tangible book value, which refers to the net asset value of the Company after excluding goodwill and intangible assets. For the year ended December 31, 2025, an impairment loss of $9,052 has been recorded which is inclusive of a goodwill and intangible impairment of $1,708. The Reliance Purchase Agreement is anticipated to close in mid-2026, subject to customary closing conditions, including regulatory approvals.

(in thousands, except share data)

Assets Held for Sale

Fortegra

The following table presents Fortegra's details of assets and liabilities held for sale in the consolidated balance sheets for the following periods:

	As of December 31,	
	2025	2024
Assets:		
Investments:		
Available for sale securities, at fair value	$ 1,364,198	$ 1,097,057
Loans, at fair value	4,141	10,272
Equity securities	175,438	104,468
Other investments	50,989	49,983
Total investments	1,594,766	1,261,780
Cash and cash equivalents	276,065	285,786
Restricted cash	74,540	95,126
Notes and accounts receivable, net	891,204	792,057
Reinsurance recoverable	1,698,283	992,883
Prepaid reinsurance premiums	1,115,454	1,046,253
Deferred acquisition costs	566,680	565,872
Goodwill	205,529	204,998
Intangible assets, net [(1)]	90,987	101,819
Other assets [(1)]	66,448	86,413
Total assets held for sale	$ 6,579,956	$ 5,432,987
Liabilities:		
Debt, net	$ 339,906	$ 358,742
Unearned premiums	1,932,684	1,766,068
Policy liabilities and unpaid claims	1,999,788	1,298,081
Deferred revenue	646,524	695,772
Reinsurance payable	485,532	443,083
Deferred tax liabilities, net	125,918	104,178
Other liabilities and accrued expenses	232,879	141,578
Total liabilities held for sale	$ 5,763,231	$ 4,807,502

(1) In accordance with ASC 360, Property, Plant, and Equipment, the Company ceased recording depreciation and amortization on long-lived assets upon their classification as held for sale.

(in thousands, except share data)

Reliance

The following table presents Reliance's details of assets and liabilities held for sale in the consolidated balance sheets for the following periods:

	As of December 31,	
	2025	2024
Assets:		
Investments:		
Loans, at fair value	$ 58,014	$ 71,058
Other investments	3,128	3,101
Total investments	61,142	74,159
Cash and cash equivalents	15,320	14,844
Restricted cash	662	1,071
Notes and accounts receivable, net	5,875	5,500
Goodwill	—	1,708
Intangible assets, net	—	40
Other assets (1)	105,432	105,342
Total assets held for sale	$ 188,431	$ 202,664
Liabilities:		
Debt, net	$ 54,992	$ 68,347
Deferred tax liabilities, net	9,837	9,553
Other liabilities and accrued expenses	77,512	68,836
Total liabilities held for sale	$ 142,341	$ 146,736

(1) In accordance with ASC 360, Property, Plant and Equipment, the Company ceased recording depreciation and amortization on long-lived assets upon their classification as held for sale.

Discontinued Operations

Fortegra

The following table presents details of Fortegra's revenues and expenses of discontinued operations in the consolidated statements of operations for the following periods:

	For the Year Ended December 31,		
	2025	2024	2023
Revenues:			
Earned premiums, net	$ 1,515,754	$ 1,471,930	$ 1,127,834
Service and administrative fees	372,180	405,193	395,969
Ceding commissions	13,488	15,384	14,915
Net investment income	41,380	32,976	26,674
Net realized and unrealized gains (losses)	38,457	8,496	(4,207)
Other revenue	31,727	39,730	31,885
Total revenues	2,012,986	1,973,709	1,593,070
Expenses:			
Policy and contract benefits	854,797	841,207	601,794
Commissions expense	587,535	648,819	603,033
Employee compensation and benefits	158,886	137,743	114,341
Interest expense (1)	41,630	30,247	25,836
Depreciation and amortization expenses (2)	16,771	19,860	21,425
Other expenses (2)	147,712	112,675	96,825
Total expenses	1,807,331	1,790,551	1,463,254
Income (loss) before taxes	205,655	183,158	129,816
Less: provision (benefit) for income taxes (3)	81,424	66,768	48,640
Net income (loss) from discontinued operations	124,231	116,390	81,176
Less: net income (loss) attributable to non-controlling interests	38,953	34,300	26,036
Net income (loss) from discontinued operations after non-controlling interests	$ 85,278	$ 82,090	$ 55,140

(in thousands, except share data)

(1) Due to a loan covenant on the Tiptree Holdings debt, repayment is required from the proceeds of the Sale. In accordance with ASC 205-20, Presentation of Financial Statements, expenses related to this debt have been classified within discontinued operations, for the year ended December 31, 2025 was approximately $7,337, See Note (5) Debt, net for further details.

(2) In accordance with ASC 360, Property, Plant and Equipment, the Company ceased recording depreciation and amortization on long-lived assets upon their classification as held for sale.

(3) For the years ended December 31, 2025, 2024 and 2023 deferred tax expense of $25,771, $23,507 and $19,101, respectively, was associated with the book to tax basis difference in Tiptree's investment in Fortegra. While the liability is a parent-level tax attribute, the expense relating to it is classified within discontinued operations in accordance with ASC 740-10-45-20, Income Taxes.

The following table represents a summary of cash flows related to discontinued operation included in the consolidated statements of cash flows for the following periods:

	For the Year Ended December 31,		
	2025	2024	2023
Net cash provided by (used in):			
Operating activities	$ 181,114	$ 276,428	$ 92,245
Investing activities	(195,078)	(381,005)	(181,756)
Financing Activities	(30,617)	11,955	119,703
Effect of exchange rate changes on cash	3,434	(355)	1,525
Net cash flows provided by (used in) discontinued operations	$ (41,147)	$ (92,977)	$ 31,717

Reliance

The following table presents details of Reliance's revenues and expenses of discontinued operations in the consolidated statements of operations for the following periods:

	For the Year Ended December 31,		
	2025	2024	2023
Revenues:			
Net realized and unrealized gains (losses)	$ 37,597	$ 42,978	$ 34,232
Other revenue	23,880	22,936	19,632
Total revenues	61,477	65,914	53,864
Expenses:			
Employee compensation and benefits	38,442	37,452	34,040
Interest expense	1,312	2,001	1,856
Depreciation and amortization expenses (1)	249	343	617
Impairment expense (2)	9,052	—	—
Other expenses (1)	22,185	21,393	20,636
Total expenses	71,240	61,189	57,149
Income (loss) before taxes	(9,763)	4,725	(3,285)
Less: provision (benefit) for income taxes (3)	1,677	1,103	(837)
Net income (loss) from discontinued operations	$ (11,440)	$ 3,622	$ (2,448)

(1) In accordance with ASC 360, Property, Plant and Equipment, the Company ceased recording depreciation and amortization on long-lived assets upon their classification as held for sale.

(2) As part of the sale of mortgage segment, the Company recognized an impairment charge to reduce the carrying amount of the subsidiary's assets to their estimated fair value, based on the consideration specified in the Reliance Purchase Agreement.

(3) For the years ended December 31, 2025, 2024 and 2023 deferred tax expense of $1,602, $0 and $0, respectively, was associated with the book to tax basis difference in Tiptree's investment in Reliance. While the liability is a parent-level tax attribute, the expense relating to it is classified within discontinued operations in accordance with ASC 740-10-45-20, Income Taxes.

The following table represents a summary of cash flows related to discontinued operation included in the consolidated statements of cash flows for the following periods:

	For the Year Ended December 31,		
	2025	2024	2023
Net cash provided by (used in):			
Operating activities	$ 14,267	$ (10,630)	$ (9,451)
Investing activities	(786)	(111)	(319)
Financing Activities	(13,415)	13,895	6,713
Net cash flows provided by (used in) discontinued operations	$ 66	$ 3,154	$ (3,057)

(in thousands, except share data)

(4) Marketable Securities

The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs to the extent possible to measure a financial instrument's fair value. Observable inputs reflect the assumptions market participants would use in pricing an asset or liability, and are affected by the type of product, whether the product is traded on an active exchange or in the secondary market, as well as current market conditions. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Fair value is estimated by applying the hierarchy discussed in Note (2) Summary of Significant Accounting Policies which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized within Level 3 of the fair value hierarchy.

The Company's fair value measurements are based primarily on a market approach, which utilizes prices and other relevant information generated by market transactions involving identical or comparable financial instruments. Sources of inputs to the market approach include third-party pricing services, independent broker quotations and pricing matrices. Management analyzes the third-party valuation methodologies and its related inputs to perform assessments to determine the appropriate level within the fair value hierarchy and to assess reliability of values. Further, management has a process in place to review all changes in fair value that occurred during each measurement period. Any discrepancies or unusual observations are followed through to resolution through the source of the pricing as well as utilizing comparisons, if applicable, to alternate pricing sources.

The Company utilizes observable and unobservable inputs within its valuation methodologies. Observable inputs may include: benchmark yields, reported trades, broker-dealer quotes, issuer spreads, benchmark securities, bids, offers and reference data. In addition, specific issuer information and other market data is used. Broker quotes are obtained from sources recognized to be market participants. Unobservable inputs may include: expected cash flow streams, default rates, supply and demand considerations and market volatility.

Available for Sale Securities, at fair value

U.S. Treasury Securities: Fair values were obtained from an independent pricing service and a third-party investment manager. The prices provided by the independent pricing service and third-party investment manager are based on quoted market prices, when available, non-binding broker quotes, or matrix pricing and fall under Level 2 or Level 3 in the fair value hierarchy.

Certificates of Deposit: The estimated fair value of certificates of deposit approximate carrying value and fall under Level 1 of the fair value hierarchy.

Equity Securities

The fair values of publicly traded common and preferred equity securities and exchange traded funds ("ETFs") are obtained from market value quotations provided by an independent pricing service and fall under Level 1 in the fair value hierarchy.

The following table presents the Company's marketable securities, measured at fair value as of the following periods:

	As of December 31, 2025			
	Quoted prices in active markets Level 1	Other significant observable inputs Level 2	Significant unobservable inputs Level 3	Fair value
Assets:				
Available for sale securities, at fair value:				
U.S. Treasury securities	$ —	$ 16,491	$ —	$ 16,491
Certificates of deposit	581	—	—	581
Total Available for sale securities, at fair value	581	16,491	—	17,072
Equity securities, at fair value	4,629	—	—	4,629
Total marketable securities	$ 5,210	$ 16,491	$ —	$ 21,701

(in thousands, except share data)

	As of December 31, 2024			
	Quoted prices in active markets Level 1	Other significant observable inputs Level 2	Significant unobservable inputs Level 3	Fair value
Assets:				
Available for sale securities, at fair value:				
U.S. Treasury securities	$ —	$ 10,291	$ —	$ 10,291
Certificates of deposit	581	—	—	581
Total Available for sale securities, at fair value	581	10,291	—	10,872
Equity securities, at fair value	4,152	—	—	4,152
Total marketable securities	$ 4,733	$ 10,291	$ —	$ 15,024

Available for Sale Securities, at fair value

The following tables present the Company's investments in AFS securities:

	As of December 31, 2025					
	Amortized Cost	Allowance for credit losses (1)	Net carrying amount	Gross unrealized gains	Gross unrealized losses	Fair value
U.S. Treasury securities	$ 16,158	$ —	$ 16,158	$ 333	$ —	$ 16,491
Certificates of deposit	581	—	581	—	—	581
Total	$ 16,739	$ —	$ 16,739	$ 333	$ —	$ 17,072

	As of December 31, 2024					
	Amortized Cost	Allowance for credit losses (1)	Net carrying amount	Gross unrealized gains	Gross unrealized losses	Fair value
U.S. Treasury securities	$ 9,998	$ —	$ 9,998	$ 293	$ —	$ 10,291
Certificates of deposit	581	—	581	—	—	581
Total	$ 10,579	$ —	$ 10,579	$ 293	$ —	$ 10,872

(1) The Company did not identify any of its available-for-sale marketable securities requiring an allowance for credit loss or as other-than-temporarily impaired in any of the periods presented.

The amortized cost and fair values of AFS securities, by contractual maturity date, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	As of			
	December 31, 2025		December 31, 2024	
	Amortized cost	Fair value	Amortized cost	Fair value
Due in one year or less	$ 16,739	$ 17,072	$ 10,579	$ 10,872

(in thousands, except share data)

Net Realized and Unrealized Gains (Losses)

The following table presents the components of net realized and unrealized gains (losses) recorded on the consolidated statements of operations. Net unrealized gains (losses) on AFS securities are included within other comprehensive income (loss) (OCI), net of tax, and, as such, are not included in this table. Net realized and unrealized gains (losses) on non-investment related financial assets and liabilities are included below:

	For the Year Ended December 31,		
	2025	2024	2023
Net realized gains (losses)			
Net realized gains on vessel sales	$ 50	$ —	$ —
Net realized gains (losses) on equity securities [1]	—	(98,529)	—
Total net realized gains (losses)	$ 50	$ (98,529)	$ —
Net unrealized gains (losses)			
Net unrealized gains (losses) on equity securities held at period end	$ (2,020)	$ (866)	$ (1,531)
Reclass of unrealized (gains) losses from prior periods for equity securities sold [1]	—	100,289	—
Other	452	(1,799)	(3,758)
Total net unrealized gains (losses)	(1,568)	97,624	(5,289)
Total net realized and unrealized gains (losses)	$ (1,518)	$ (905)	$ (5,289)

(1) On April 15, 2024, the Company sold its 14.05 million shares of Invesque for $517 of proceeds resulting in a realized loss of $110,973.

(5) Debt, net

Tiptree Credit Agreement

Tiptree Holdings, a subsidiary of Tiptree Inc., entered into a $75,000 senior secured credit facility due February 7, 2028. Interest is paid monthly, at an interest rate of SOFR plus 5.25%, with quarterly principal payments at an amount equal to 0.25% of the aggregate original principal. A covenant of the credit agreement requires full repayment from the proceeds of the sale of Fortegra. In accordance with ASC 205-20, Presentation of Financial Statements, the interest expense incurred and amortization of any discounts, premiums, and debt issuance costs associated with the debt was reported in discontinued operations. For the year ended December 31, 2025, the amount of interest expense included in discontinued operations related to Tiptree Holdings debt was $7,337. All other outstanding debt previously associated with the discontinued businesses will be assumed by the acquiring party as part of the sale.

As of December 31, 2025, the Company was in compliance with the representations and covenants for outstanding borrowings or has obtained waivers for any events of non-compliance.

(6) Other Current Liabilities

The following table presents the components of other current liabilities as reported in the consolidated balance sheets:

	As of December 31,	
	2025	2024
Accrued compensation and benefits	$ 19,120	$ 13,647
Other	1,844	1,925
Total other current liabilities	$ 20,964	$ 15,572

(7) Lease Obligations

Operating Leases

All leases are office space leases and are classified as operating leases that expire through 2032. Some of our office leases include the option to extend for up to 5 years or less at management's discretion. Such extension options were not included in the measurement of the lease liability.

(in thousands, except share data)

Below is a summary of our right of use asset and lease liability as of December 31, 2025:

	As of December 31, 2025
Right of use asset - Operating leases	$ 8,301
Operating lease liability:	
Short-term lease obligations	$ 2,273
Long-term lease obligations	8,654
Total operating lease liability	$ 10,927
Weighted-average remaining lease term (years)	5.4
Weighted-average discount rate (1)	8.2%

(1) Discount rate was determined by applying available market rates to lease obligations based upon their term.

As of December 31, 2025, the approximate aggregate minimum future lease payments required for our lease liability over the remaining lease periods are as follows:

	As of December 31, 2025
2026	$ 3,869
2027	3,679
2028	3,695
2029	2,661
2030	1,206
2031 and thereafter	2,461
Total minimum payments	17,571
Less: present value adjustment	6,644
Total	$ 10,927

The following table presents rent expense for the Company's office leases recorded in other expenses on the consolidated statements of operations for the following periods:

	For the Year Ended December 31,		
	2025	2024	2023
Rent expense for office leases	$ 1,915	$ 1,910	$ 2,015

The Company entered into a sublease of its former corporate office space in December 2022. As a result of the sublease, future lease payments will be offset by $1,842 annually from July 2023 through August 2029.

(8) Stockholders' Equity

Stock Repurchases

The Board of Directors authorized the Company to make repurchases of up to $20,000 of shares of the Company's outstanding common stock in the aggregate, at the discretion of the Company's Executive Committee. There were no shares repurchased during the year ended December 31, 2025. As of December 31, 2025, the remaining repurchase authorization was $11,945.

(in thousands, except share data)

Dividends

The Company declared cash dividends per share for the following periods presented below:

	Dividends per share For the Year Ended December 31,		
	2025	2024	2023
First quarter	$ 0.06	$ 0.06	$ 0.05
Second quarter	0.06	0.06	0.05
Third quarter	0.06	0.06	0.05
Fourth quarter [1]	0.06	0.31	0.05
Total cash dividends declared	$ 0.24	$ 0.49	$ 0.20

(1) Includes a special dividend of $0.25 for the year ended December 31, 2024.

Fortegra Non-Controlling Interests

On June 21, 2022, the Company closed the WP Transaction. On that date, Fortegra converted to a Delaware corporation and Warburg made a $200,000 investment in Fortegra in exchange for Fortegra Common Stock, Fortegra Preferred Stock, Fortegra Warrants and Fortegra Additional Warrants. Also, in connection with the closing of the WP Transaction, Tiptree was issued Fortegra Additional Warrants, and management's interests in LOTS Intermediate were exchanged for interests in Fortegra.

In March and April 2024, Tiptree, Warburg and Fortegra independent directors contributed $30,044, $9,889 and $67, respectively, to Fortegra in exchange for Fortegra Common Stock. As of December 31, 2025, Fortegra was owned approximately 78.8% by Tiptree Holdings, 17.6% by Warburg and 3.6% by management and directors of Fortegra before giving effect to the exercise of outstanding warrants and management options and the conversion of outstanding preferred stock.

Fortegra Preferred Stock

The face amount of the Fortegra Preferred Stock is $80,000. Dividends are cumulative and accrue at a rate of 8% per annum, compounding quarterly. Any quarterly dividend may be paid in cash, at Fortegra's option. For the years ended December 31, 2025 and 2024, cash dividends declared were $6,400 and $6,418, respectively.

Warburg has the option to convert, at any time, its shares of Fortegra Preferred Stock into shares of Fortegra Common Stock at an initial conversion premium of 33% to Warburg's initial investment valuation (the "Fortegra Preferred Stock Conversion Price"). The Fortegra Preferred Stock Conversion Price is adjusted for any Fortegra Common Stock splits, dividends, extraordinary dividends and similar transactions. All of the Fortegra Preferred Stock will automatically convert into shares of Fortegra Common Stock at the Fortegra Preferred Stock Conversion Price upon the closing of a qualifying initial public offering, subject to a five year make-whole provision. Upon conversion, the Fortegra Preferred Stock would result in Warburg owning an additional 6.3% interest in Fortegra, for a total as converted ownership of 24.0% (including its ownership of Fortegra Common Stock).

Fortegra Warrants

The Fortegra Warrants have a seven-year term and an exercise premium of 33% to Warburg's initial investment valuation (the "Fortegra Warrant Exercise Price"). The Fortegra Warrant Exercise Price will be reduced by any Fortegra Common Stock cash dividends made by Fortegra and adjusted for stock splits, common stock dividends, extraordinary dividends and similar transactions. The Fortegra Warrants, if exercised with cash, would result in Warburg owning an additional 3.7% interest in Fortegra.

Fortegra Additional Warrants

The Fortegra Additional Warrants issued to both Warburg and Tiptree have a seven-year term and an exercise price of $0.01 per share of Fortegra Common Stock. The Fortegra Additional Warrants issued to Warburg will be forfeited based on Warburg achieving an all-in return on its investment in excess of 23%, as measured primarily by Fortegra's Common Stock price. The Fortegra Additional Warrants issued to Warburg are classified as liabilities, at fair value. The Fortegra Additional Warrants issued to Tiptree will vest based on Warburg achieving an all-in return on its investment in excess of 30%, as measured primarily by Fortegra's Common Stock price. The number of shares of Fortegra Common Stock issuable to Warburg or Tiptree with respect to the Fortegra Additional Warrants is subject to adjustment for Fortegra Common Stock splits, stock or cash dividends and similar transactions. The Fortegra Additional Warrants are exercisable from the earlier of a transaction that results in Warburg having sold 50% of its Fortegra Common Stock or the fifth anniversary of the closing date. The maximum number of shares issued to Warburg or Tiptree, if exercised with cash, would be an additional 1.7% interest in Fortegra on an as converted basis (including its ownership of Fortegra Common and

(in thousands, except share data)

Preferred Stock). As of December 31, 2025, and included as a liability held for sale, the estimated fair value of the Fortegra Additional Warrants (WP) was $28,682 based on the expected Sale proceeds and estimated closing date in 2026.

The following table presents the components of non-controlling interests as reported in the consolidated balance sheets:

	As of December 31, 2025	As of December 31, 2024
Fortegra preferred interests	$ 77,679	$ 77,679
Fortegra common interests	166,169	121,394
Total non-controlling interests	$ 243,848	$ 199,073

(9) Accumulated Other Comprehensive Income (Loss)

The following table presents the activity of AFS securities in AOCI, net of tax, for the following periods:

	Unrealized gains (losses) on available for sale securities	Foreign currency translation adjustment	Total AOCI	Amount attributable to non-controlling interests	Total AOCI to Tiptree Inc.
Balance at December 31, 2023	$ (32,145)	$ (98)	$ (32,243)	$ 6,170	$ (26,073)
Other comprehensive income (losses) before reclassifications	(437)	(2,431)	(2,868)	875	(1,993)
Amounts reclassified from AOCI	316	—	316	—	316
OCI	(121)	(2,431)	(2,552)	875	(1,677)
Balance at December 31, 2024	$ (32,266)	$ (2,529)	$ (34,795)	$ 7,045	$ (27,750)
Other comprehensive income (losses) before reclassifications	17,382	8,447	25,829	(7,217)	18,612
Amounts reclassified from AOCI	1,642	—	1,642	—	1,642
OCI	19,024	8,447	27,471	(7,217)	20,254
Balance at December 31, 2025	$ (13,242)	$ 5,918	$ (7,324)	$ (172)	$ (7,496)

The following table presents the reclassification adjustments out of AOCI included in net income and the impacted line items on the consolidated statement of operations for the following periods:

Components of AOCI	For the Year Ended December 31, 2025	2024	2023	Affected line item in consolidated statements of operations
Unrealized gains (losses) on available for sale securities	$ (2,181)	$ (494)	$ (2,812)	Net realized and unrealized gains (losses)
Related tax (expense) benefit	539	178	630	Provision for income tax
Net of tax	$ (1,642)	$ (316)	$ (2,182)	

(10) Stock Based Compensation

Tiptree Equity Plans

The table below summarizes changes to the issuances under the Company's 2017 Omnibus Incentive Equity Plan for the periods indicated, excluding awards granted under the Company's subsidiary incentive plans.

2017 Equity Plan	Number of shares
Available for issuance as of December 31, 2022	2,371,977
RSU, stock and option awards granted	(111,427)
Available for issuance as of December 31, 2023	2,260,550
RSU, stock and option awards granted	(95,170)
Forfeited	12,437
PRSU awards granted	(1,420,833)
Available for issuance as of December 31, 2024	756,984
RSU, stock and option awards granted	(296,042)
Available for issuance as of December 31, 2025	460,942

(in thousands, except share data)

Restricted Stock Units (RSUs) and Stock Awards

The Company values RSUs at their grant-date fair value as measured by Tiptree's common stock price. Generally, the Tiptree RSUs vest and become non-forfeitable either (i) after the third anniversary or (ii) with respect to one-third of Tiptree shares granted on each of the first, second and third year anniversaries of the grant date. RSU awards are expensed using the straight-line method over the requisite service period. The RSUs include a retirement provision and are amortized over the lesser of the service condition or expected retirement date.

Stock awards issued as director compensation are deemed to be granted and immediately vested upon issuance. On February 25, 2025, the Company issued Messrs. Barnes and Ilany 60,813 and 151,778 shares of the Company's common stock, respectively, as part of their compensation for 2024 performance.

The following table presents changes to the issuances of RSUs under the 2017 Omnibus Incentive Equity Plan for the periods indicated:

	Number of shares issuable	Weighted average grant date fair value
Unvested units as of December 31, 2022	501,007	$ 9.63
Granted	111,427	16.09
Vested	(359,203)	8.38
Unvested units as of December 31, 2023	253,231	$ 14.25
Granted	95,170	16.37
Vested	(48,280)	14.76
Forfeited	(12,437)	16.66
Unvested units as of December 31, 2024	287,684	$ 15.22
Granted	296,042	21.66
Vested	(365,708)	18.40
Unvested units as of December 31, 2025 [1]	218,018	$ 18.64

[1] Includes 76,930, 70,866 and 70,222 shares that vest in 2026, 2027 and 2028, respectively.

The following tables present the detail of the granted and vested RSUs and stock awards for the periods indicated:

	For the Year Ended December 31,		
Granted	**2025**	**2024**	**2023**
Directors	13,229	16,810	29,553
Employees	282,813	78,360	81,874
Total Granted	296,042	95,170	111,427

	For the Year Ended December 31,		
Vested	**2025**	**2024**	**2023**
Directors	13,229	16,810	29,553
Employees	352,479	31,470	329,650
Total Vested	365,708	48,280	359,203
Taxes	(117,764)	(11,395)	(43,322)
Net Vested	247,944	36,885	315,881

Tiptree Senior Management Incentive Plan

On August 4, 2021, a total of 3,500,000 Performance Restricted Stock Units (PRSUs) were awarded to members of the Company's senior management. An additional 350,000 PRSUs were awarded on October 14, 2022. The PRSUs have a 10-year term and are subject to the recipient's continuous service and a market requirement. A portion of the PRSUs will generally vest upon the achievement of each of five Tiptree share price target milestones ranging from $15 to $60, adjusted for dividends paid, within five pre-established determination periods (subject to a catch-up vesting mechanism) occurring on the second, fourth, sixth, eighth and tenth anniversaries of the grant date. In November 2021 and October 2024, the first and second tranches of the PRSUs vested, resulting in a net issuance of 215,583 and 462,766 shares, respectively, of Tiptree common stock.

(in thousands, except share data)

On January 1, 2024, Tiptree granted 1,420,833 PRSUs to members of the Company's senior management. The PRSUs will generally vest upon achievement of a $70 Tiptree share price target (adjusted for dividends paid) prior to the tenth anniversary of the date of grant, subject to the Grantee's continued employment with Tiptree.

As of December 31, 2025, 4,520,833 PRSUs were unvested. The below table illustrates the aggregate number of PRSUs that will vest upon the achievement of each Tiptree share price target. Such price targets are adjusted down for cumulative dividends paid by the Company since grant (e.g., the next share price target is $28.83 as adjusted for cumulative dividends paid to date).

Original Tiptree Share Price Target	Number of PRSUs that Vest
$ 30	775,000
$ 45	1,033,333
$ 60	1,291,667
$ 70	1,420,833

Upon vesting, the Company will issue shares, or if shares are not available under the 2017 Equity Plan, then the Company may in its sole discretion instead deliver cash equal to the fair market value of the underlying shares. The fair value of the PRSUs was estimated using a Black-Scholes-Merton option pricing formula embedded within a Monte Carlo model used to simulate the future stock prices of the Company, which assumes that the market requirement is achieved. The historical volatility was computed based on historical daily returns of the Company's stock price simulated over the performance period using a lookback period of 10 years. The valuation was done under a risk-neutral framework using the 10-year zero-coupon risk-free interest rate derived from the Treasury Constant Maturities yield curve on the reporting date. The quarterly dividend rates in effect as of the reporting date are used to calculate a spot dividend yield for use in the model.

The following table presents the assumptions used to measure the fair value of the PRSUs as of the respective grant date, or June 7, 2022, when the original tranches were converted to equity awards.

Valuation Input	June 2022	October 2022	January 2024
Historical volatility	38.75%	39.23%	39.10%
Risk-free rate	3.04%	3.95%	3.80%
Dividend yield	1.45%	1.44%	1.05%
Cost of equity	11.72%	14.19%	13.65%
Expected term (years)	6.0	5.9	5.5

Stock Option Awards

Between 2016 and 2020, option awards were granted to the Executive Committee with an exercise price equal to the fair market value of our common stock on the date of grant. The option awards have a 10-year term and are subject to the recipient's continuous service, a market requirement, and vest one third on each of the three, four, and five-year anniversaries of the grant date. As of December 31, 2025, the market requirement for all outstanding options has been achieved. There were no stock option awards granted from 2021 to December 31, 2025.

The following table presents the Company's stock option activity for the current period:

	Options outstanding	Weighted average exercise price (in dollars per stock option)	Weighted average grant date value (in dollars per stock option)	Options exercisable
Balance, December 31, 2024	1,583,873	$ 6.51	$ 2.25	1,442,114
Balance, December 31, 2025	907,237	$ 6.62	$ 1.82	907,237
Weighted average remaining contractual term at December 31, 2025 (in years)	3.3			

The Tiptree Board has determined that the Sale does not qualify as a Change in Control as such term is defined in Tiptree's 2017 Omnibus Incentive Plan, as amended, and therefore no RSU awards will accelerate, and no time-vesting requirements of stock options will be waived in connection with the Sale.

(in thousands, except share data)

Stock Based Compensation Expense

The following table presents total stock based compensation expense and the related income tax benefit recognized on the consolidated statements of operations:

	For the Year Ended December 31,		
	2025	2024	2023
Employee compensation and benefits	$ 11,054	$ 8,407	$ 5,822
Director compensation	288	275	409
Income tax benefit	(200)	(257)	(1,308)
Net stock based compensation expense	$ 11,142	$ 8,425	$ 4,923

Additional information on total non-vested stock based compensation is as follows:

	As of December 31, 2025	
	Restricted stock awards and RSUs	Performance Restricted Stock Units
Unrecognized compensation cost related to non-vested awards	$ 766	$ 6,362
Weighted - average recognition period (in years)	0.9	0.9

(11) Income Taxes

The following table presents the Company's provision (benefit) for income taxes reflected as a component of income (loss):

	For the Year Ended December 31,		
	2025	2024	2023
Current provision (benefit) for income taxes:			
Federal	$ 76	$ (1,554)	$ 981
State	812	441	215
Foreign	—	131	22
Total current provision (benefit) for income taxes	888	(982)	1,218
Deferred provision (benefit) for income taxes:			
Federal	(4,698)	(2,522)	(5,504)
State	(1,881)	(2,713)	(461)
Total deferred provision (benefit) for income taxes	(6,579)	(5,235)	(5,965)
Total provision (benefit) for income taxes	$ (5,691)	$ (6,217)	$ (4,747)

(in thousands, except share data)

The U.S. federal rate is before the consideration of rate reconciling items. A reconciliation of the expected federal provision (benefit) for income taxes on income using the federal statutory income tax rate to the actual provision (benefit) for income taxes and resulting effective income tax rate is as follows for the periods indicated below:

	For the Year Ended December 31,					
	2025		2024		2023	
Income (loss) before income taxes	$ (44,602)		$ (38,562)		$ (43,479)	
U.S federal statutory rate	(9,366)	21.0%	(8,098)	21.0%	(9,130)	21.0%
State and local income taxes, net of federal benefit [(1)]	(731)	1.6%	(1,785)	4.6%	(190)	0.4%
Foreign tax effects						
Marshall Islands						
Statutory tax rate difference	95	(0.2)%	471	(1.2)%	416	(1.0)%
Other foreign jurisdictions	—	—	131	(0.3)%	22	0.0%
Effect of changes in tax laws or rates enacted in the current period	—	—	—	—	—	—
Effect of cross-border tax laws	—	—	—	—	—	—
Tax credits	—	—	—	—	—	—
Changes in valuation allowances	—	—	—	—	—	—
Nontaxable or nondeductible items						
Nondeductible compensation	4,190	(9.4)%	3,470	(9.0)%	3,376	(7.7)%
Other	(66)	0.2%	(17)	0.0%	(11)	0.0%
Other adjustments						
Return to provision	(2)	0.0%	(211)	0.5%	171	(0.4)%
Other	189	(0.4)%	(178)	0.5%	599	(1.4)%
Effective tax rate	$ (5,691)	12.8%	$ (6,217)	16.1%	$ (4,747)	10.9%

(1) State taxes in Connecticut and New York made up the majority (greater than 50 percent) of the tax effect in this category.

For the year ended December 31, 2025, the Company’s effective tax rate on income was equal to 12.8%. The effective tax rate for the year ended December 31, 2025 is lower than the U.S. statutory income tax rate of 21.0% primarily from the impact of nontaxable or non-deductible items.

For the year ended December 31, 2024, the Company’s effective tax rate on income was equal to 16.1%. The effective tax rate for the year ended December 31, 2024 is lower than the U.S. statutory income tax rate of 21.0% primarily from the impact of nontaxable or non-deductible items.

For the year ended December 31, 2023, the Company’s effective tax rate on income was equal to 10.9%. The effective tax rate for the year ended December 31, 2023 is lower than the U.S. statutory income tax rate of 21.0% primarily from the impact of nontaxable and non-deductible items.

(in thousands, except share data)

The table below presents the components of the Company's net deferred tax assets and liabilities as of the respective balance sheet dates:

	As of December 31,	
	2025	**2024**
Deferred tax assets:		
Loss carryforwards	$ 34,446	$ 29,779
Unrealized losses	677	599
Accrued expenses	1,978	2,383
Lease liability	2,567	3,567
Other deferred tax assets	1,109	445
Total deferred tax assets	40,777	36,773
Less: Valuation allowance	—	(4,027)
Total net deferred tax assets	40,777	32,746
Deferred tax liabilities:		
Property	947	1,534
Unrealized gains	—	—
Other deferred tax liabilities	58	51
Right of use asset	1,949	2,652
Intangibles	340	485
Investment in subsidiaries	117,873	84,702
Total deferred tax liabilities	121,167	89,424
Net deferred tax liability	$ 80,390	$ 56,678

As of January 2016, Tiptree established a U.S. federal consolidated income tax group and filed on a consolidated basis, with limited exceptions. As of June 2022, Fortegra and its subsidiaries are no longer part of Tiptree's consolidated income tax group and formed their own tax consolidation group. Tiptree's consolidated group, and certain subsidiaries on a separate basis, filed returns in various state jurisdictions, and as such may have state tax obligations. Additionally, as needed the Company will take all necessary steps to comply with any income tax withholding requirements.

As of December 31, 2025, the Company had total U.S. federal net operating loss (NOL) and capital loss carryforwards of $146,079. The following table presents the U.S. federal NOLs and capital loss carryforwards by tax year of expiration:

	As of December 31, 2025
Tax Year of Expiration	
2026	$ —
2027	—
2028	—
2029	77,136
2030	—
Indefinite	68,943
Total	$ 146,079

In addition to the U.S. federal NOL, Tiptree and its subsidiaries have NOLs and capital loss carryforwards in various state jurisdictions totaling $3,472 as of December 31, 2025. Management believes it is more likely than not the remaining NOLs and deferred tax assets will be utilized prior to their expiration dates.

As of December 31, 2025, the consolidated valuation allowance for the Company was $0. In 2025, the Company recorded a net decrease in its valuation allowances equal to $4,027, compared to a net increase in its valuation allowance of $2,406 in 2024.

As of December 31, 2025 and 2024, the Company had no material unrecognized tax benefits or accrued interest and penalties. Federal tax years 2022 and onward are open for examination as of December 31, 2025.

The Organization for Economic Cooperation and Development ("OECD") has introduced a framework to implement a global minimum corporate tax rate of 15%, commonly referred to as Pillar Two. Many aspects of Pillar Two were effective in 2024 and other aspects will be effective in 2025. While it is uncertain whether the U.S. will adopt Pillar Two, certain countries in which the Company operates have adopted legislation and other countries are in the process of introducing legislation to implement Pillar Two. While we do not expect Pillar Two to have a material impact on the Company, our analysis is ongoing as the OECD releases additional guidance and countries implement additional legislation.

(in thousands, except share data)

“An Act to provide for reconciliation pursuant to title II of H. Con. Res. 14,” commonly referred to as the One Big Beautiful Bill Act (“OBBBA”), was enacted into law in the U.S. on July 4, 2025. The OBBBA permanently extended parts of the Tax Cuts and Jobs Act, updated international tax rules, and restored certain business tax benefits. Its provisions take effect between 2025 and 2027. We do not expect these provisions to have a material impact on our financial statements.

The following table presents the Company’s income taxes paid (net of refunds) for the periods shown below:

	For the Year Ended December 31,		
	2025	2024	2023
Federal	$ —	$ (445)	$ (15,658)
State	364	278	63
Foreign	—	19	(112)
Total	$ 364	$ (149)	$ (15,708)

The following table presents income taxes paid (net of refunds) exceeded 5 percent of total income taxes paid (net of refunds) in the following jurisdictions:

	For the Year Ended December 31,		
	2025	2024	2023
State			
New York State	$ 287	$ 51	*
New York City	$ 77	$ 9	*
Connecticut	*	$ 218	*
Foreign			
Taiwan	*	$ 16	*

* Jurisdiction below the threshold for the period presented

(12) Earnings Per Share

The Company calculates basic net income per share of common stock (common share) based on the weighted average number of common shares outstanding, which includes vested corporate RSUs. Unvested corporate RSUs have a non-forfeitable right to participate in dividends declared and paid on the Company’s common stock on an as vested basis and are therefore considered a participating security. The Company calculates basic earnings per share using the “two-class” method under which the income available to common stockholders is allocated to the unvested corporate RSUs.

Diluted net income attributable to common stockholders includes the effect of unvested subsidiaries’ RSUs, when dilutive. The assumed exercise of all potentially dilutive instruments is included in the diluted net income per common share calculation, if dilutive.

(in thousands, except share data)

The following table presents a reconciliation of basic and diluted net income per common share for the following periods:

	For the Year Ended December 31,		
	2025	2024	2023
Net income (loss) from continuing operations	$ (38,911)	$ (32,345)	$ (38,732)
Less: Net income (loss) attributable to non-controlling interests	—	—	9
Net income (loss) from continuing operations attributable to Tiptree Inc. common shares - basic	(38,911)	(32,345)	(38,741)
Net income (loss) from discontinued operations attributable to Tiptree Inc. common shares - basic	73,838	85,713	52,692
Net income (loss) attributable to Tiptree Inc. common shares - basic	$ 34,927	$ 53,368	$ 13,951
Effect of Dilutive Securities:			
Net income (loss) from discontinued operations attributable to Tiptree Inc. common shares - basic	$ 73,838	$ 85,713	$ 52,692
Securities of subsidiaries	(6,428)	(3,695)	(1,307)
Net income (loss) from discontinued operations attributable to Tiptree Inc. common shares - diluted	67,410	82,018	51,385
Net income (loss) attributable to Tiptree Inc. common shares - diluted	$ 28,499	$ 49,673	$ 12,644
Weighted average number of shares of common stock outstanding - basic	37,559,807	36,872,706	36,693,204
Weighted average number of shares of common stock outstanding - diluted	37,559,807	36,872,706	36,693,204
Basic:			
Net income (loss) from continuing operations	$ (1.04)	$ (0.88)	$ (1.06)
Net income (loss) from discontinuing operations	$ 1.97	$ 2.32	$ 1.44
Basic Net income (loss) attributable to Tiptree Inc. common shares	$ 0.93	$ 1.44	$ 0.38
Diluted:			
Net income (loss) from continuing operations	$ (1.04)	$ (0.88)	$ (1.06)
Net income (loss) from discontinuing operations	$ 1.80	$ 2.22	$ 1.40
Diluted Net income (loss) attributable to Tiptree Inc. common shares	$ 0.76	$ 1.34	$ 0.34

(13) Related Party Transactions

Tiptree Advisors is a related party of the Company because Tiptree Advisors is deemed to be controlled by Michael Barnes, the Company's Chairman and Chief Executive Officer. Tiptree Advisors manages investment portfolio accounts of Fortegra and certain of its subsidiaries under an investment advisory agreement (the IAA). The Company is invested in funds managed by Tiptree Advisors. The Company incurred $15,860, $6,675 and $5,206 of management and incentive fees for the years ended December 31, 2025, 2024 and 2023, respectively. For the year ended December 31, 2025, the Company's percentage of profits interest in Tiptree Advisors was 52.0%.

Pursuant to the Transition Services Agreement, the Company and Tiptree Advisors have mutually agreed to provide certain services to one another. Payments under the Transition Services Agreement in the years ended December 31, 2025 and 2024 were not material.

Pursuant to a Partner Emeritus Agreement, the Company agreed to provide Mr. Inayatullah, a greater than 5% stockholder of the Company, support services and reimburse Mr. Inayatullah for a portion of benefit expenses in exchange for advice and other consulting services as requested by the Company's Executive Committee. Transactions related to the Partner Emeritus Agreement in the years ended December 31, 2025 and 2024 were not material. The Partner Emeritus Agreement was terminated effective December 31, 2025.

(14) Subsequent Events

On February 24, 2026, the Company's board of directors declared a quarterly cash dividend of $0.06 per share to holders of common stock with a record date of March 16, 2026, and a payment date of March 23, 2026.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

The Company's management, with the participation of its Chairman and Chief Executive Officer, and Chief Financial Officer, have evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) of the Exchange Act) as of December 31, 2025. Based upon that evaluation, the Company's Chairman and Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as of December 31, 2025.

The Company is committed to maintaining a strong internal control environment which is accompanied by management's ongoing focus on processes and related controls to achieve accurate and reliable financial reporting. However, all systems of internal control, no matter how well designed, have inherent limitations. Therefore, even those systems deemed to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Projections of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(b) Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. The Company conducted an evaluation of the effectiveness of its internal control over financial reporting based upon the framework established in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures are made only in accordance with the authorization of management and the Board of Directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on our financial statements.

If the Company identifies any material weaknesses, the COSO Framework does not allow the Company to conclude that our internal control over financial reporting is effective. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Based upon its assessment, management concluded that the Company's internal control over financial reporting as of December 31, 2025 was effective using the COSO Framework.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2025 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm that audited the Company's consolidated financial statements as of and for the year ended December 31, 2025, as stated in their report, included in Item 8 of this Form 10-K, which expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2025.

(c) Changes in Internal Control over Financial Reporting

There were no changes in internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

Not applicable.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III
Item 10. Directors, Executive Officers and Corporate Governance

Information concerning our executive officers is incorporated herein by reference to information included in the Proxy Statement for the Company's 2026 Annual Meeting of Stockholders.

Information with respect to our directors and the nomination process is incorporated herein by reference to information included in the Proxy Statement for the Company's 2026 Annual Meeting of Stockholders.

Information regarding our audit committee and our audit committee financial experts is incorporated herein by reference to information included in the Proxy Statement for the Company's 2026 Annual Meeting of Stockholders.

Information required by Item 405 of Regulation S-K is incorporated herein by reference to information included in the Proxy Statement for the Company's 2026 Annual Meeting of Stockholders.

The Company has also adopted a Securities Trading and Regulation FD Policy that governs the purchase, sale, and/or other dispositions of the Company's securities by (i) directors, officers, and affiliates and (ii) the Company that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations and listing standards applicable to the Company. A copy of the Company's Securities Trading and Regulation FD Policy was filed as Exhibit 19 to our Annual Report on Form 10-K for the year ending December 31, 2024 (file no. 001-33549).

Item 11. Executive Compensation

Information with respect to executive compensation is incorporated herein by reference to information included in the Proxy Statement for the Company's 2026 Annual Meeting of Stockholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information with respect to security ownership of certain beneficial owners and management is incorporated herein by reference to information included in the Proxy Statement for the Company's 2026 Annual Meeting of Stockholders.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information with respect to such contractual relationships and independence is incorporated herein by reference to the information in the Proxy Statement for the Company's 2026 Annual Meeting of Stockholders.

Item 14. Principal Accountant Fees and Services

Information with respect to principal accounting fees and services and pre-approval policies are incorporated herein by reference to information included in the Proxy Statement for the Company's 2026 Annual Meeting of Stockholders.

PART IV

Item 15. Exhibits, Financial Statement Schedules

The following documents are filed as a part of this Form 10-K:

(a)(1) All Financial Statements

Index to Financial Statements:	Page
Consolidated Balance Sheets as of December 31, 2025 and 2024	F-5
Consolidated Statements of Operations for the years ended December 31, 2025, 2024 and 2023	F-6
Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2025, 2024 and 2023	F-7
Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2025, 2024 and 2023	F-8
Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024 and 2023	F-9
Notes to Consolidated Financial Statements	F-10

(a)(2) Financial Statement Schedules

Schedule II—"Financial Information of Registrant", is filed as part of this Annual Report on Form 10-K and should be read in conjunction with the financial statements and notes thereto contained in Item 8—"Financial Statements and Supplementary Data."

All other financial statements and financial statement schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instruction, are not material or are not applicable and, therefore, have been omitted.

(a)(3) Exhibits

Exhibit No.	Description
3.1	Fifth Articles of Amendment and Restatement of the Registrant, effective June 6, 2018 (previously filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K (File No. 001-33549), filed on June 7, 2018 and herein incorporated by reference).
3.2	Fifth Amended and Restated Bylaws of the Registrant (previously filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K (File No. 001-33549), filed on January 25, 2023 and herein incorporated by reference).
3.3	Articles Supplementary of the Registrant, dated December 29, 2014 (previously filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K (File No. 001-33549), filed on December 29, 2014 and herein incorporated by reference).
4.1	Form of Certificate of Common Stock (previously filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-A/A (File No. 001-33549), filed on June 7, 2018 and herein incorporated by reference.
4.2	Description of the Registrant's Securities Registered under Section 12 of the Securities Exchange Act of 1934 (previously filed as Exhibit 4.3 to the Registrant's Annual Report on Form 10-K (File No. 001-33549), filed on March 12, 2020 and herein incorporated by reference).
10.1	Registrant's 2017 Omnibus Incentive Plan (previously filed as Exhibit 10.1 to the Registrant's Form S-8 Registration Statement (File No. 333-218827), filed on June 19, 2017 and herein incorporated by reference).**
10.2	Amendment No. 1 to 2017 Omnibus Incentive Plan (previously filed as Annex A to the Registrant's Proxy Statement for the 2022 Annual Meeting of Shareholders (File No. 001-33549), and herein incorporated by reference).**
10.3	Form of Non-Qualified Stock Option Agreement under the Registrant's 2017 Omnibus Incentive Plan (previously filed as Exhibit 10.3 to the Registrant's Annual Report on Form 10-K (File No. 001-33549), filed on March 14, 2018 and herein incorporated by reference)**
10.4	Form of Non-Qualified Stock Option Agreement under the Registrant's 2017 Omnibus Incentive Plan) (previously filed as Exhibit 10.5 to the Registrant's Annual Report on Form 10-K (File No. 001-33549), filed on March 12, 2020 and herein incorporated by reference).**
10.5	Form of Restricted Stock Unit Agreement under the Registrant's 2017 Omnibus Incentive Plan (previously filed as Exhibit 10.7 to the Registrant's Annual Report on Form 10-K (File No. 001-33549), filed on February 29, 2024 and herein incorporated by reference).**

Exhibit No.	Description
10.6	Form of Restricted Stock Unit Agreement under the Registrant's 2017 Omnibus Incentive Plan (2025 Form) (previously filed as Exhibit 10.8 to the Registrant's Annual Report on Form 10-K (File No. 001-33549), filed on March 3, 2025 and herein incorporated by reference.**
10.7	Form of Performance Restricted Stock Unit Agreement (previously filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q (File No. 001-33549), filed on August 8, 2022 and herein incorporated by reference).**
10.8	Form of Performance Restricted Stock Unit Agreement under the Registrant's 2017 Omnibus Incentive Plan (2024 Form) (previously filed as Exhibit 10.9 to the Registrant's Annual Report on Form 10-K (File No. 001-33549), filed on February 29, 2024 and herein incorporated by reference).**
10.9	Form of Indemnification Agreement (previously filed as Exhibit 10.9 to the Registrant's Registration Statement on Form S-11, as amended (File No. 333-141634), filed on June 7, 2007 and herein incorporated by reference).
10.10	Tiptree Inc. 2023 Deferred Compensation Plan (previously filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q (File No. 001-33549), filed on August 2, 2023 and herein incorporated by reference).**
10.11	Amended and Restated Transition Services Agreement between Tricadia Holdings, L.P. and Tiptree Inc., dated as of February 15, 2019 (previously filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K (File No. 001-33549), filed on April 22, 2019 and herein incorporated by reference).
10.12	Second Amended and Restated Credit Agreement, dated as of October 21, 2022 by and among Fortegra Financial Corporation, LOTS Intermediate Co. and The Fortegra Group, Inc., as borrowers, the lenders from time to time party thereto, certain of Fortegra's subsidiaries, as guarantors, and Fifth Third Bank, NA, as the administrative agent and issuing lender (previously filed as Exhibit 10.1 to Form 8-K (File No. 001-33549), filed October 25, 2022 and herein incorporated by reference).
10.13	Amended and Restated Credit Agreement dated as of October 6, 2023 by and among South Bay Acceptance Corporation, South Bay Funding LLC, the lenders from time to time party thereto and Fifth Third Bank, National Association as the administrative agent (previously filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 001-33549), filed on October 11, 2023 and herein incorporated by reference.
10.14	Credit Agreement dated February 7, 2025, by and among Tiptree Inc. as Parent, Tiptree Holdings LLC, as Borrower, Fortress Credit Corp., as Administrative Agent, Collateral Agent and Lead Arranger, and the lenders party thereto (previously filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 001-33549), filed on February 10, 2025 and herein incorporated by reference).
10.15	Amendment No. 7 to Partner Emeritus Agreement, effective December 31, 2025, by and between Tiptree Inc. and Arif Inayatullah (filed herewith).
10.16	Agreement and Plan of Merger by and among DB Insurance Co., Ltd., The Fortegra Group, Inc. and Tiptree Inc. dated as of September 26, 2025 (previously filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 001-33549) filed on September 26, 2025 and herein incorporated by reference).
10.17	Stockholders Agreement between and among Tiptree Holdings LLC, The Fortegra Group Inc. and WP Falcon Aggregator, L.P. (previously filed as Exhibit 10.5 to the Registrant's Current Report on Form 8-K (File No. 001-33549) filed on June 21, 2022 and herein incorporated by reference).
10.18	Warrant to Purchase Common Stock (previously filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 001-33549) filed on June 21, 2022 and herein incorporated by reference).
10.19	Investor Additional Warrants to Purchase Common Stock (previously filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K (File No. 001-33549) filed on June 21, 2022 and herein incorporated by reference).
10.20	Tiptree Additional Warrants to Purchase Common Stock (previously filed as Exhibit 10.3 to the Registrant's Current Report on Form 8-K (File No. 001-33549) filed on June 21, 2022 and herein incorporated by reference).
10.21	Certificate of Designation of Series A Preferred Stock (previously filed as Exhibit 10.4 to the Registrant's Current Report on Form 8-K (File No. 001-33549) filed on June 21, 2022 and herein incorporated by reference).
10.22	Registration Rights Agreement between and among Tiptree Holdings LLC, The Fortegra Group Inc., WP Falcon Aggregator, L.P. and the other holders set forth therein (previously filed as Exhibit 10.6 to the Registrant's Current Report on Form 8-K (File No. 001-33549) filed on June 21, 2022 and herein incorporated by reference).
10.23	Investment Advisory Agreement by and among Tiptree Inc., The Fortegra Group, LLC and subsidiaries and Tiptree Advisors, LLC (fka Corvid Peak Capital Management, LLC) effective as of May 3, 2021 and July 1, 2021 (previously filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q (File No. 001-33549) filed on August 4, 2021 and herein incorporated by reference).

Exhibit No.	Description
10.24	Purchase Agreement by and among Carrington Holding Company, LLC and Tiptree Inc., Reliance Holdings LLC and Reliance First Capital LLC dated as of October 31, 2025 (previously filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 001-33549) filed on October 31, 2025 and herein incorporated by reference).
10.25	Amendment No. 1 to Purchase Agreement by and among Carrington Holding Company, LLC, Reliance Holdings LLC, Tiptree Inc., Reliance First Capital LLC and Carrington Mortgage Services LLC, dated as of December 5, 2025 (filed herewith).
10.26	Separation Agreement between Tiptree Inc. and Neil C. Rifkind, dated as of December 5, 2025 (previously filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 001-33549) filed on December 5, 2025 and herein incorporated by reference).**
10.27	Advisor Agreement between Tiptree Inc. and Jonathan Ilany, dated as of December 16, 2025 (previously filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 001-33549) filed on December 16, 2025 and herein incorporated by reference).**
19	Tiptree Securities Trading and Regulation FD Policy adopted April 4, 2023 (previously filed as Exhibit 19 to the Registrant's Annual Report on Form 10-K (File No. 001-33549), filed on March 3, 2025 and herein incorporated by reference.
21.1	Subsidiaries of the Registrant (filed herewith).
23.1	Consent of Independent Registered Public Accounting Firm (filed herewith).
31.1	Certification of Chairman and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
32.1	Certification of Chairman and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).
97	Policy for Recoupment of Incentive Compensation (previously filed as Exhibit 97 to the Registrant's Annual Report on Form 10-K (File No. 001-33549) filed on February 29, 2024 and herein incorporated by reference).**

101.INS	XBRL Instance Document*
101.SCH	XBRL Taxonomy Extension Schema Document*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*
104	Cover Page Interactive Data File (embedded within the iXBRL document and included in Exhibit 101).

* Attached as Exhibit 101 to this Annual Report on Form 10-K are the following materials, formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Balance Sheets (audited) for December 31, 2025 and 2024, (ii) the Consolidated Statements of Operations (audited) for the years ended December 31, 2025, 2024 and 2023, (iii) the Consolidated Statements of Comprehensive Income (Loss) (audited) for the years ended December 31, 2025, 2024 and 2023, (iv) the Consolidated Statements of Changes in Stockholders' Equity (audited) for the years ended December 31, 2025, 2024 and 2023, (v) the Consolidated Statements of Cash Flows (audited) for the years ended December 31, 2025, 2024 and 2023 and (vi) the Notes to the Consolidated Financial Statements (audited).

** Denotes a management contract or compensatory plan, contract or arrangement.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Tiptree Inc. has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

Tiptree Inc.

Date: March 9, 2026   By:/s/ Michael G. Barnes

Michael G. Barnes

Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Michael G. Barnes Michael G. Barnes	Chairman and Chief Executive Officer and Director (Principal Executive Officer)	March 9, 2026
/s/ Scott McKinney Scott McKinney	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 9, 2026
/s/ Randy S. Maultsby Randy S. Maultsby	President and Director	March 9, 2026
/s/ Jonathan Ilany Jonathan Ilany	Director	March 9, 2026
/s/ Paul M. Friedman Paul M. Friedman	Director	March 9, 2026
/s/ Lesley Goldwasser Lesley Goldwasser	Director	March 9, 2026
/s/ Bradley E. Smith Bradley E. Smith	Director	March 9, 2026
/s/ Dominique Mielle Dominique Mielle	Director	March 9, 2026

Schedule II — Financial Information of Registrant

TIPTREE INC.
PARENT COMPANY ONLY STATEMENTS OF INCOME

(All amounts in thousands)		For the Year Ended December 31,				
		2025		**2024**		**2023**
Expenses:						
Employee compensation and benefits	$	33,267	$	28,645	$	30,115
Professional fees		4,286		4,278		4,511
Rent and facilities		1,607		1,883		2,003
Depreciation and amortization		1,448		1,451		1,327
Other expenses		2,221		2,725		2,421
Total expenses		42,829		38,982		40,377
Operating income (loss) before taxes		(42,829)		(38,982)		(40,377)
Non operating income:						
Net realized and unrealized gains (losses)		(2,020)		3,818		6,126
Other income		2,741		2,948		4,824
Non operating income (loss) before taxes		721		6,766		10,950
Equity in earnings (losses) of subsidiaries, net of tax [1][2]		71,807		79,371		39,072
Income (loss) before taxes		29,699		47,155		9,645
Less: provision (benefit) for income taxes		(5,228)		(6,212)		(4,306)
Net income (loss) attributable to Tiptree Inc. common stockholders	$	34,927	$	53,367	$	13,951

[1] Eliminated in consolidation.

[2] See Note (3) Dispositions, Assets Held for Sale & Discontinued Operations for further details.

TIPTREE INC.
PARENT COMPANY ONLY BALANCE SHEETS

		As of December 31,		
		2025		**2024**
Assets:				
Current assets:				
Cash and cash equivalents	$	30,670	$	18,642
Marketable securities		21,701		15,024
Other current assets		5,951		3,490
Total current assets		58,322		37,156
Investment in subsidiaries [1]		443,130		412,094
Deferred tax assets		35,703		27,570
Right of use asset		8,287		10,108
Property, plant and equipment, net		6,262		7,710
Other assets		1,053		1,399
Total assets	$	552,757	$	496,037
Liabilities and Stockholders' Equity				
Liabilities:				
Current liabilities:				
Other current liabilities	$	23,927	$	17,933
Total current liabilities		23,927		17,933
Intercompany payables, net [1]		11,639		9,301
Long-term lease obligations		8,640		11,105
Total liabilities	$	44,206	$	38,339
Stockholders' Equity:				
Preferred stock: $0.001 par value, 100,000,000 shares authorized, none issued or outstanding	$	—	$	—
Common stock: $0.001 par value, 200,000,000 shares authorized, 37,824,472 and 37,255,838 shares issued and outstanding, respectively		38		37
Additional paid-in capital		394,435		389,693
Accumulated other comprehensive income (loss), net of tax		(7,496)		(27,750)
Retained earnings		121,574		95,718
Total stockholders' equity		508,551		457,698
Total liabilities and stockholders' equity	$	552,757	$	496,037

[1] Eliminated in consolidation.

TIPTREE INC.
PARENT COMPANY ONLY STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,		
	2025	2024	2023
Operating Activities:			
Net income (loss) attributable to Tiptree Inc. common stockholders	$ 34,927	$ 53,367	$ 13,951
Adjustments to reconcile net income to net cash provided by (used in) operating activities			
Equity in earnings of subsidiaries [(1)]	(71,807)	(79,371)	(39,072)
Net realized and unrealized (gains) losses	2,020	(3,818)	(6,126)
Amortization/accretion of premiums and discounts	(1,482)	(890)	(1,899)
Depreciation expense	1,448	1,451	1,327
Deferred provision (benefit) for income taxes	(6,979)	(5,255)	(5,453)
Non-cash lease expense	1,915	1,890	1,970
Non-cash compensation expense	11,342	8,407	5,845
Net changes in other operating assets and liabilities	(2,796)	(10,803)	11,718
Net cash provided by (used in) operating activities	(31,412)	(35,022)	(17,739)
Investing Activities:			
Purchases of investments	(90,506)	(29,997)	(149,309)
Proceeds from sales and maturities of investments	83,294	87,901	90,811
Net cash provided by (used in) investing activities	(7,212)	57,904	(58,498)
Financing Activities:			
Net (contributions to) distributions from subsidiaries [(1)]	68,136	(29,526)	35,906
Repayment of intercompany notes payable [(1)]	(1,799)	(1,500)	(33,281)
Dividends paid	(9,071)	(18,312)	(7,401)
Cash (paid) received in connection with the vested or exercised stock awards	(6,613)	—	—
Net cash provided by (used in) financing activities	50,653	(49,338)	(4,776)
Net increase (decrease) in cash, cash equivalents and restricted cash	12,028	(26,456)	(81,013)
Cash, cash equivalents and restricted cash – beginning of period	18,642	45,098	126,111
Cash, cash equivalents and restricted cash – end of period	$ 30,670	$ 18,642	$ 45,098
Cash (received) paid for income taxes	$ 364	$ (158)	$ (15,708)

(1) Eliminated in consolidation.

Note 1. Basis of Presentation

Tiptree Inc. (together with its consolidated subsidiaries, collectively, Tiptree, the Company, or we) is a Maryland Corporation that was incorporated on March 19, 2007. Tiptree's common stock trades on the Nasdaq Capital Market under the symbol "TIPT." Tiptree is a holding company that combines specialty insurance operations with investment management capabilities. We allocate our capital across our insurance operations and other investments.

Pursuant to the terms of indebtedness at subsidiary levels of Tiptree, limitations on the subsidiary's ability to pay dividends or make distribution to Tiptree Inc. In addition, certain other subsidiaries' activities are regulated, or subject to specific restriction on transfers as a result of financing arrangements. As a result of these restrictions, these financial statements of the Registrant have been prepared in accordance with Rule 12-04 of Regulation S-X, as restricted net assets of the Company's subsidiaries (as defined in Rule 4-08(e)(3) of Regulation S-X) exceed 25% of the Company's consolidated net assets as of December 31, 2025.

These financial statements have been prepared on a "parent-only" basis. Under a parent-only presentation, the Parent Company's investments in subsidiaries are presented under the equity method of accounting. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been or omitted. The accompanying financial information should be read in conjunction with the Tiptree Inc. consolidated financial statements and related Notes thereto.

Note 2. Dividends Received

The Company received net distributions of $68,136, $0, and $35,906 for the years ended December 31, 2025, 2024 and 2023, respectively.